
12025800

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Press Releases March, 2012

Commission File Number: 333-12138

CANADIAN NATURAL RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

2500, 855 – 2nd Street S.W., Calgary, Alberta, Canada T2P 4J8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The Annual Report attached hereto as Exhibit 99.1, limited to those portions beginning with the heading "Management's Discussion and Analysis" on page 17 and including "Financial Statements" through to page 96 inclusive, is incorporated by reference into the Registration Statement on Form F-9 (File No. 333-177401) as an exhibit thereto:

Exhibit Number	Description
99.1	Annual Report issued by Canadian Natural Resources Limited to its shareholders referenced as 2011 Annual Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN NATURAL RESOURCES LIMITED
(Registrant)

Date: March 29, 2012

By: ______________________
Bruce E. McGrath
Corporate Secretary











The Premium Value

Defined Growth

Independent



Canadian Natural

2011 ANNUAL REPORT

Canadian

the advantages, strengths & strategies





Financially Strong

- **Strong balance sheet metrics**

  Debt to Book Capital — 27%

  Debt to EBITDA — 1.1X

- **Balanced asset base provides capital allocation flexibility**

  High working interest and operatorship provides flexibility in capital allocation opportunities

- **Investment grade debt ratings**

  Provides flexibility in access to capital and the ability to capture value added opportunities

- **Strong free cash flow generation**

  Base assets generate strong free cash flow to fund longer term projects

- **12 years of dividend growth**

  21% Compound Annual Growth Rate

Growing Production Economically

- **Return on capital focused**

  By owning and operating top quality assets and being the most efficient and effective producer, the Company can maximize return on capital for all projects, with strategies in place to grow production economically


Production forecast *
(MBOE/d)
1,200
1,000
800
600
400
200
0
2011
2012F
2015F
2018F
Light crude oil, NGLs and natural gas net increments
Bitumen thermal oil ("Thermal in situ") increments
Horizon increments
Primary heavy and Pelican crude oil increments
2011 BOE

Natural

to deliver long-term shareholder value





Providing Long-Term, Sustainable Production

- **Top quality oil sands assets**
  Transforming the Company to a longer life, sustainable asset base
- **While maintaining a balanced production mix**
  One of the advantages of developing both in situ and upgraded mining assets


Percent of total liquids production *
60%
50%
40%
30%
20%
10%
0%
2007
2011
2015F
2018F
Thermal in situ – sold as heavy crude oil
Horizon – sold as synthetic crude oil

* Dependent upon economic and regulatory conditions, global economic factors, project sanction and capital allocation.

Free Cash Flow Generation

- **Target to generate free cash flow while developing assets for short, mid and long-term value growth**

  Large, diverse portfolio of assets provides a host of opportunities with significant upside

- **This free cash flow will support the Company's ability to:**

  1. Add to the asset base through opportunistic and accretive acquisitions
  2. Invest in long-term developments and projects
  3. Increase dividends
  4. Reduce debt
  5. Purchase common shares

2011 Performance highlights

	2011	2010[5]	2009[1][5]
FINANCIAL ($ millions, except per common share)			
Product sales	$ 15,507	$ 14,322	$ 11,078
Net earnings	$ 2,643	$ 1,673	$ 1,580
Per common share – basic	$ 2.41	$ 1.54	$ 1.46
– diluted	$ 2.40	$ 1.53	$ 1.46
Adjusted net earnings from operations [2]	$ 2,540	$ 2,444	$ 2,689
Per common share – basic	$ 2.32	$ 2.25	$ 2.48
– diluted	$ 2.30	$ 2.23	$ 2.48
Cash flow from operations [3]	$ 6,547	$ 6,333	$ 6,090
Per common share – basic	$ 5.98	$ 5.82	$ 5.62
– diluted	$ 5.94	$ 5.78	$ 5.62
Capital expenditures, net of dispositions	$ 6,414	$ 5,514	$ 2,997
Long-term debt [4]	$ 8,571	$ 8,485	$ 9,658
Shareholders' equity	$ 22,898	$ 20,368	$ 19,426
OPERATING			
Daily production, before royalties			
Crude oil and NGLs (Mbbl/d)			
North America – excluding Oil Sands Mining and Upgrading	296	271	234
North America – Oil Sands Mining and Upgrading	40	91	50
North Sea	30	33	38
Offshore Africa	23	30	33
	389	425	355
Natural gas (MMcf/d)			
North America	1,231	1,217	1,287
North Sea	7	10	10
Offshore Africa	19	16	18
	1,257	1,243	1,315
Barrels of oil equivalent (MBOE/d) [6]	599	632	575





(1) Per common share amounts have been restated to reflect a two-for-one common share split in May 2010.
(2) Adjusted net earnings from operations is a non-GAAP measure that the Company utilizes to evaluate its performance. The derivation to this measure is discussed in the Management's Discussion and Analysis ("MD&A").
(3) Cash flow from operations is a non-GAAP measure that the Company considers key as it demonstrates the Company's ability to fund capital reinvestment and repay debt. The derivation of this measure is discussed in the MD&A.
(4) Includes the current portion of long-term debt.
(5) Comparative figures for 2010 have been restated in accordance with IFRS issued as at December 31, 2011. Comparative amounts for 2009 are reported in accordance with Canadian generally accepted accounting principles as previously reported.
(6) A barrel of oil equivalent ("BOE") is derived by converting six thousand cubic feet of natural gas to one barrel of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value.



	2011	2010	2009
Drilling activity (net wells) [1]			
North America	1,233	1,051	793
North Sea	-	1	1
Offshore Africa	1	7	5
	1,234	1,059	799
Core unproved property (thousands of net acres) [2]			
North America	13,585	12,594	N/A
North Sea	128	128	N/A
Offshore Africa	4,191	4,193	N/A
	17,904	16,915	
Company gross proved reserves [3]			
Crude oil and NGLs (MMbbl)			
North America	3,753	3,423	3,116
North Sea	228	252	265
Offshore Africa	109	120	136
	4,090	3,795	3,517
Natural gas (Bcf)			
North America	4,266	4,092	3,731
North Sea	98	78	72
Offshore Africa	83	92	99
	4,447	4,262	3,902
Barrels of oil equivalent (MMBOE)	4,831	4,505	4,167

(1) Excludes net stratigraphic test and service wells.
(2) Due to the conversion to NI 51-101 disclosure requirements in 2010, the Company is reporting "unproved property" which is property or part of a property to which no reserves have been specifically attributed. As a result of the change, 2009 has been excluded as comparisons would not be meaningful.
(3) Year-end proved reserves were prepared using forecast prices and costs.


Strong balance sheet metrics
60%
50%
40%
30%
20%
10%
0%
2.0x
1.5x
1.0x
0.5x
0.0x
06 07 08 09 10 11 12F
Debt to book capital (LHS)
Debt to EBITDA (RHS)


Balanced production
(2012F)
31
%
39
30
Thermal in situ oil and heavy crude oil
Light and medium crude oil, NGLs and SCO
Natural gas


Growing reserves per share
(BOE/share)
7
6
5
4
3
2
1
0
02 03 04 05 06 07 08 09 10 11
Gross proved plus probable (2P) reserves per share
Gross 2P reserves prior to 2010 were prepared using constant prices and costs. Excludes Horizon SCO reserves prior to 2009.

Dear Shareholders,

Letter to our Shareholders

Canadian Natural and its shareholders are in an enviable position. For over 20 years we have built a balanced and diverse portfolio containing high quality, long life assets with significant upside.

Our defined plan to develop these assets is predicated on leveraging our balanced and diverse portfolio of assets, by allocating capital to the highest return projects, thereby maximizing our asset value for shareholders regardless of commodity price cycles. Our strategy of strong area and infrastructure ownership coupled with our high level of operatorship affords us control and flexibility in how we allocate capital. Our commitment to maintaining a strong balance sheet and a high degree of capital flexibility ensures we can respond quickly to the ever-changing economics of our business. We have experienced operational, technical and financial teams dedicated to creating shareholder value through operational excellence. Our experiences and challenges in 2011 will result in even stronger operational discipline, which is essential in building a world class oil and gas company.

Canadian Natural remains committed to investing in projects that provide the highest returns on capital. Our large and diverse portfolio of high quality crude oil and natural gas assets provide opportunities for creating shareholder value today and far into the future.

In 2011, crude oil projects presented the best return opportunities for Canadian Natural and the majority of our capital budget was allocated to these projects. We focused on the continued development of our high quality thermal in situ assets, expanded the Pelican Lake tertiary recovery project and the plans for Horizon oil sands mine expansion – all part of our strategy to transition the Company to a longer-life more sustainable asset mix. In addition, we executed record drilling programs in primary heavy crude oil and North America light crude oil, and generated strong free cash flow from our international operations. Economics of natural gas projects were challenged in comparison to our crude oil projects as a result of low natural gas prices; however, we continued with a modest development project at our liquids rich Montney shale gas development at Septimus and a small drilling program to preserve our premium land base.

North America Crude Oil and NGLs

We are one of the largest producers of heavy crude oil in North America. In 2011, we grew our heavy crude oil production by 8% over 2010 levels. We have an extensive land position that will allow us to economically grow our heavy crude oil production in the short, mid and long term.

Our thermal in situ operations achieved 9% production growth in 2011 over 2010 as a result of excellent operational performance and low cost pad developments at Primrose, our cyclic steam stimulation project. With a substantial number of pads left to develop and the potential to further optimize steaming techniques, we are targeting to grow production by 9% in 2012.

At our Kirby South Phase 1 thermal in situ project, we completed two of seven pads on budget and on schedule, further confirming our geological expectations. Kirby South Phase 1 is targeted to add 40,000 barrels per day of production capacity with first steam in targeted for late 2013. Engineering progress was made on future Kirby expansions and Grouse in 2011. Regulatory application submissions were made for future Kirby expansions in Q4/11 and for Grouse in Q1/12. With over 78 billion barrels of bitumen



Allan P. Markin
Chairman



N. Murray Edwards
Vice-Chairman



John G. Langille
Vice-Chairman



Steve W. Laut
President

initially in place, our defined plan to develop our high quality thermal in situ assets will grow production to 480,000 bbl/d and significantly contribute to transitioning the Company to a longer life, more sustainable asset mix. Our high quality and extensive thermal in situ assets will provide value growth for decades to come.

Primary heavy crude oil provides excellent short term growth to complement our longer term projects with the capability to further grow in the mid and long term. Our land position, containing a vast amount of oil initially in place, allows us to grow production and maintain efficient and effective operations. In 2011, strong economics and our team's ability to execute a record primary heavy crude oil drilling program resulted in 11% production growth. In 2012, we are targeting to drill over 800 net wells and target to grow production 15%. Opportunities exist to increase crude oil recoveries so we continue to study new technologies such as flooding techniques and horizontal drilling to further exploit this large resource. Primary heavy crude oil wells provided some of the highest return on capital projects in 2011, and in the current environment look to continue that trend going forward.

Our leading edge polymer flood at Pelican Lake has been very successful at increasing oil recoveries. The project represents the largest flood of its kind in North America and second largest in the world. Ultimately we believe this leading edge technology will result in the recovery of an additional 561 million barrels of heavy crude oil reserves and resources from the 4.1 billion barrels of oil initially in place. At the end of 2011, approximately 50% of the pool was under polymer flood. We continue to learn and optimize our execution strategy to further maximize capital and operating efficiencies and deliver significant value from this world-class oil pool.

We have the necessary experience operating mature pools and we continue to look for ways to optimize our light crude oil operations in Western Canada by evaluating and implementing enhanced recovery techniques to increase recoveries. In 2011 we increased our North America light crude oil and NGLs production by 13% on the back of a record drilling program and we are targeting 17% production growth in 2012. We have a large land presence and assets in the light crude oil regions in Western Canada and we will leverage technology to further enhance shareholder value. In 2012 we target to expand light crude oil production with nine new pool developments and target to drill 134 net wells. This significant light crude oil growth provides balance in our production profile.

North America Natural Gas

As one of the largest producers of natural gas in Western Canada, our substantial land and infrastructure base allows us to be one of the most efficient and effective operators. This is the key component in our ability to generate free cash flow in the current price environment. With an average natural gas lifting cost of approximately $1.15/Mcf we are able to generate positive margins from virtually our entire portfolio even in a depressed price environment.


Net crude oil and natural gas wells drilled
1,500
1,200
900
600
300
0
06
07
08
09
10
11
12F
Net crude oil wells
Net natural gas wells


Total production per day
(MBOE), before royalties
800
700
600
500
400
300
200
100
0
06
07
08
09
10
11
12F
Crude oil production
Natural gas production

Canadian Natural holds one of the largest unproved land bases in Western Canada with exposure to virtually every play type found in the basin. We continue to delineate new and existing plays and further strengthen our unconventional and tight natural gas asset base through the application of new technology. However, we will be selective in our approach to developing these assets until the economics of natural gas becomes favorable and competes with our crude oil assets. In 2011 we focused on the development of our liquids rich Septimus Montney shale gas play in North East British Columbia. We drilled 13 net wells and successfully completed a tie-in to a deep cut gas facility, which provides further value by extracting additional liquids. Septimus continues to exceed expectations and in 2012 we plan to expand the plant and drill 17 additional wells to ensure the plant operates at optimal capacity.

International

North Sea and Offshore Africa are core operating areas for Canadian Natural. Our international assets provide light crude oil balance to our diverse portfolio and continue to provide free cash flow. We operate the vast majority of our international operations which gives us the offshore expertise necessary to recognize potential development prospects and evaluate new opportunities in the international arena.

In 2011 the UK government implemented a tax increase in the North Sea that resulted in a 24% reduction in the UK North Sea after-tax profits. As a result we have curtailed much of the long term volume adding investment in the North Sea. We believe our efficient and effective operations will allow us to create value, but with reduced investment levels in this mature basin, and we will continue to high grade all North Sea prospects for future development opportunities.

Our plan to economically grow the Company is anchored by our culture, which focuses on developing people to work together, to create value for the Company's shareholders, by doing it right with fun and integrity.

In Offshore Africa we are maximizing the usage of existing slots and are targeting to begin infill drilling at our Espoir Field in late 2012. We are targeting to add production of 6,500 BOE per day at the completion of this drilling program in 2013.

Horizon Oil Sands

Production was reduced in 2011 as a result of a fire in the coker unit in primary upgrading that occurred in Q1/11. Full production capacity of 110,000 barrels per day of synthetic crude oil ("SCO") was restored in Q3/11 and necessary enhancements to ensure a high level of safety were made. Safety is a core value at Canadian Natural and we have leveraged the lessons learned from this experience and have moved forward as a stronger operator in Oil Sands Mining.

In 2011 significant progress was made towards increasing reliability and redundancy at Horizon. The third ore preparation plant and associated hydro-transport were turned over to operations in Q1/12 and will significantly contribute to increased reliability.

As part of our staged expansion to 250,000 barrels per day of SCO, the Board of Directors has approved targeted expansion capital expenditures of approximately $2 billion for 2012. While there are still numerous challenges and potential inflationary pressures ahead, our team has a strong execution strategy. The expansion has been broken down into smaller more focused projects to allow for greater capital flexibility and increased access to a greater depth of contractors. Detailed front end engineering and design work will be completed prior to awarding work packages to ensure the scope of work is well defined and greater cost certainty and project execution can be achieved. In 2011, projects under construction were running at or below cost estimates. As well, several contracts were awarded in the year which will enhance cost certainty going forward. We will continue to be cost driven not schedule driven as we develop this world class opportunity that will deliver production and positive cash flow to our shareholders for decades.

Marketing

Canadian Natural has an effective three pronged marketing strategy to capture access to markets over the short, mid and long term as we unlock the value of our vast crude oil and natural gas reserves. The objective is to ensure the maximum realized price for our portfolio. When considering our large heavy crude oil production, current and forecasted, the first key component of our strategy is blending; we blend our crude oil streams to create an attractive, high quality feedstock for refiners. In 2011 Canadian Natural was the largest contributor to the Western Canadian Select ("WCS") blend. The second component of the strategy is to actively support and participate in new pipelines and expansions to existing pipelines. We are a supporter of the Keystone XL pipeline with a 120,000 bbl/d commitment for 20 years, which will give us access to the US Gulf Coast where a large concentration of heavy crude oil refineries exist. The third component is to support and participate in projects that add conversion capacity. In the first quarter of 2011, we announced our partnership agreement with North West Upgrading Inc. to move forward with detailed engineering regarding construction and operation of a bitumen upgrader and refinery near Redwater, Alberta. The bitumen upgrader and refinery fits well with Canadian Natural's strategy to seek additional conversion capacity and remove incremental barrels of bitumen from the market. We are targeting to sanction the project in 2012.

Our Disciplined Strategy

2011 was a testament to our financial discipline and sound business philosophy. Our continued focus on balance sheet maintenance resulted in improved metrics, increased liquidity and a balanced budget for 2011 despite reduced production from Horizon.

We are in an enviable position to generate significant free cash flow by allocating capital to the highest return projects. For 2012 our priorities for free cash flow are clear; we will continue to capitalize on opportunistic acquisitions when they become available, add value and compete for capital with our other projects. In 2011, we executed over $1 billion of opportunistic acquisitions that created immediate value by further strengthening our land and infrastructure base and ensuring maximum facility utilizations and minimum operating costs. We will target to increase dividends as we have for the past twelve consecutive years; the Board of Directors has approved a dividend increase of approximately 17% for 2012, representing a 21% compound annual growth rate since the Company first paid a dividend. We will further strengthen our balance sheet by reducing debt and we will continue to target common share buybacks to offset dilution.

We believe that our ability to grow production in the short, mid and long term while generating free cash flow, increasing dividends and effectively transitioning the Company to a longer life, more sustainable asset base is what sets us apart from our peers. Confidence in our ability to create long term value is shown in our high level of management ownership and our approach to conducting our business in a safe and responsible manner.

Our strategy works, our assets are strong and we have the people, systems and expertise to deliver long term shareholder value.

Allan P. Markin	N. Murray Edwards	John G. Langille	Steve W. Laut
Chairman	Vice-Chairman	Vice-Chairman	President


Dividend growth history
$0.45
$0.40
$0.35
$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
01 02 03 04 05 06 07 08 09 10 11 12F
Dividend declared per common share

Our World-team

5,276 Strong: Diversity, Talent, Expertise

Duncan Aamot, Lonnie Abadier, Zahra Abbas, Christiaan Abbenhuis, John Abbott-Brown, Walday Abeda, Peter Abercrombie, Naeem Abro, Chandresh Acharya, Darren Acheson, Troy Adair, Denis Adam, Shane Adam, Wade Adam, Belinda Adams, Douglas Adams, Mike Adams, David Adamson, Debra Addinall, Zoe Addington, Adetokunbo Adebayo, Yemisi Adebayo, Adebukola Adegoroye, Abdinasir Aden, Adeolu Adetowubo, Jeff Adshade, Katalin Agardi, James Agate, Anurag Agnihotri, Kelly Agombar, Miguel Aguirre, Sarshar Ahmad, Shahzad Ahmad, Adel Ahmari, Pervez Ahmed, Salman Ahmed, Shakeel Ahmed, Dong Ai, Terry Aickelin, Richard Aikens, Garrisen Ailsby, Jason Airlie, Kristy Aitken, Jeffrey Akeroyd, Sina Akinsanya, Sanjay Akolkar, David Albert, Jose Alcala, Suhaib AlDhabbi, Bruce Alexander, Joseph Alexander, Vincent Alexander, Walter Alexandru, Daniel Alfred, Elena Algazina, Mohieddin Alghazali, Arshad Ali, Haider Ali, Ziba Ali Khani, Rachel Aliazas, John Allan, Peter Allard, Geoff Allen, Jill Allen, John Allen, John D Allen, Trent Allen, Simon Allerton, Devin Allibone, Karen Almadi, Jocelyn Alonso, Tarik Alsai, Fadia AlSakaf, Ali Al-Saleem, Khaled Alsouqi, Chris Alston, Arturo Alvarez, Jonny Alvarez, Mathew Alves, Joann Aman, Clark Ambler, Donald Ames, Daniel Amey, Gary Amundrud, Jan Andersen, Troy Andersen, Audrey Anderson, Diane Anderson, Georgina Anderson, Jeremy Anderson, Kelvin Anderson, Kristin Anderson, Leonard Anderson, Marilyn Anderson, Melissa Anderson, Perri Anderson, Steve Anderson, Kristin Andreas, Meghan Andreas, Peter Andrekson, Daniel Andreoli, Cole Andrews, Louise Andrews, Todd Andrews, Evan Angel, Carlo Angeles, Gloria Angeles, Kimberley Anglehart, Carolyn Angus, Muhammad Anis, Emma Annis, Stuart Annis, Greg Anstey, Kathy Antonishyn, Taylor Antoniuk, Shelley Antonuk, Prince Appiah, Brandon April, Richard April, Luc Arbour, LeRoy Archer, John Argan, Humberto Arias, Mirian Arias, Juan Arizaleta, James Arkley, Anthony Armstrong, Darryl Armstrong, Randall Armstrong, Rob Armstrong, Shonn Arndt, Colin Arnold, Jorge Arroyave, Bruce Arscott, Bala Arunachalam, Sudhakar Arunachalam, Arthur Ashley, Donald Ashley, Wilhelmina Ashun-Codjiw, Randy Aslin, Roy Aspden, Steven Aspden, Darrin Assinger, Aymann Assoum, Andrew Astalos, John Atkinson, Edwin Au, Gordon Au, Sarah Aube, Jason Auch, Bernard Auger, Richard Augustyn, Carlos Aular, Ryan Austin, Maria Avila, Carlos Aviles, Oluseyi Awodein, Rajeev Ayachit, Kylan Ayers, Ward Ayles, Jabran Ayub, Farooq Azam, Adedirán Babalola, Krishnaswamy Babu, William Bachmeier, Adrian Baciulica, Coleby Backus, Angela Bacon, Michael Baddeley, Kiranjit Badh, Kafayat Badmos, Joan Badock, Vijay Bagde, Babak Baghban, Alex Bagnall, Brian Bahlieda, Dave Baier, Rod Bailer, Alex Bailey, Andrew Bailey, Caleb Bailey, Darrel Bailey, Judy Bailey, Kimberley Bailey, Roysden Bailey, Leon Bakaas, Alysa Baker, Gloria Baker, Sharon Baker, Thomas Balakas, Charity Baldwin, Mark Baldwin, Robert Baldwin, Vaughn Baldwin, Irineo Balicanta, Joel Balkam, Darin Balkwill, Glen Ball, Justin Ball, Michael Ball, Johnathon Ballard, Gary Ballas, Ronnie Ballas, Sheldon Ballas, Tyson Ballas, Brenda Balog, Thomas Ban, Cassandra Banack, Joshua Banak, Neville Banak, Saiyed Banamia, Darwin Banash, Junet Banawa, Mark Bancroft, Nabarun Banerjee, Ritwick Banerjee, Adam Banfield, Lance Banks, Linda Banks, Bennett Bannis, Teresa Banny, Cirilino Bantaya, Inge Bantli, Stephen Barber, Garry Bardoel, Larry Bardoel, Pamala Bare, Muhammad Bari, Ross Barker, Sharon Barker, Andrew Barley, Dennis Barnes, Beata Barnett, Rees Baron, Deborah Barr, Piper Barr, Sean Barr, Eliezer Barreto, Robert Barten, Blair Bartlett, Cynthia Bartlett, Eddie Bartlett, Michael Bartlett, Catlin Bartman, Marty Bartman, Jose Basabe, Lloyd Basines, Calvin Bast, Somnath Basu, Michael Batac, Cheryl Bateman, Gwendolyn Bateman, Kevin Bateman, Mark Batovanja, Brenda Battyanie, Jennifer Batuyong, Jackie Bauer, Lydell Bauer, Ronnie Bauer, Jerry Bauman, Raymond Bazan, Brett Beach, Andrew Beacon, Colin Beaman, Harold Beamish, Chad Beaton, Aura Beattie, Sean Beattie, Kimberly Beatty, Randall Beatty, Erica Beauchamp, Alexandra Beaudoin, Joshua Beaudoin, Justin Beaudoin, Richard Beaudoin, Laurier Beaunoyer, Francis Beaver, Brent Beck, Chris Becker, Robert Beckner, Gurpreet Bedi, Sheldon Beebe, Keith Begg, Walter Behnke, Anhar Belah, Guy Belanger, Kelly Belanger, Lesley Belcourt, Andre Belisle, David Belisle, Calvin Bell, David Bell, Gillian Bell, Joey Bell, Jon Bell, Nicole Bell, Nigel Bell, Stephen Bell, Reg Bellanger, James Beller, Matthew Beller, Michael Bembridge, Ahmed Bendahmane, Khalida Bendahmane, Brad Bendick, Jennifer Benko, Kim Benner, Chris Bennett, Clayton Bennett, Erick Bennett, Jonathan Bennett, Murray Bennett, Robert Bennett, Ruth Bennett, Kenneth Benoit, Brad Bensmiller, Shelly Bensmiller, Amanda Benson- Bartko, Linda Beresh, Conrad Bereznicki, Debbie Berg, Jason Berg, Kevin Bergen, Jeffrey Bergeson, Tyson Bergheim, Becky Bergley, David Berlinguette, Henry Berlinguette, Daniel Bernardo, Dmitry Bershadsky, Bryan Bertrand, Murray Bertsch, Jeffrey Best, Jonathon Best, Judy Best, Tyler Betteridge, Lindsay Betthel, Stewart Bettinson, Bernard Beyer, Umeet Bhachu, Atul Bhadauria, Indu Bhasin, Rupal Bhatt, Sushanta Bhattacharyya, Pareshkumar Bhavsar, Amber Bickerton, Marc Bickham, Corey Bieber, Daniel Bieber, Douglas Bielech, Eugene Bieleski, Derek Biener, Inge Biener, Ahmed Bilal, Geronimo Bilic, Judy Billard-Payne, Roger Binkley, Roger Bintz, John Bird, Sharon Bird, Blaine Bischoff, Robert Bischoff, Shane Bischoff, Christopher Bish, Kathy Bishop, Travis Bishop, Craig Bisschop, Debasis Biswas, Darwin Bittner, Adam Black, Chad Black, David Black, Paul Blackburn, Kenneth Blackhall, Kerri Blackmore, Daniel Blain, Adam Blair, Brittnee Blair, Deana Blais, David Blake, Barton Blakney, Alvaro Blanco, Ulises Blanco, William Blanco, Chris Blatchly, Shawn Blaydes, Zoe Bleackley, Kari Bleile, Juan Carlos Blesa, Parrish Blizard, Ryan Blonar, Rosalie Blondin, Rolland Blouin, Jarett Blume, Gregory Blundon, Curt Blyan, Carlos Boadas Salazar, Henry Bocalan, Allan Boddy, Rodney Bodell, David Bodenham, Adam Bodnar, Dennis Boehmer, Kent Boerrichter, Dean Boettcher, Darcy Boettger, Warren Bogelund, Marty Boggust, Brent Boguslaw, Nathan Bohning, Juan Bohorquez, Gordon Bohrson, Lauren Boida, Claude Boily, Evan Boire, Jeannine Boire, Marc Boisvert, Michael Bolianatz, Greg Bolin, Gregory Bolton, Paul Bond, Shawn Bond, Ariadna Bonilla, Wesley Bonn, Tom Bonwick, Richard Booker, Patricia Booklall, Jim Boomgaarden, Charlene Boraas, Barry Borbely, Adriana Borbon, Keith Bordeleau, Joshua Borg, Robert Borg, Fernando Borjas, Mark Born, Michael Born, Erwin Borsini Marin, Jon Borstel, Blair Bosch, Dave Bosch, Stewart Bosch, Lisa Bosik, Jonathan Bottaro, Rocky Botting, Keith Bottriell, Daniel Bouchard, Maurice Bouchard, Carey Boucher, Suzanne Boudignon, Tyler Bouma, Rick Bourassa, Sheldon Bourassa, Derek Bourgoin, Delwood Bourke, Daryl Bourque, Daniel Boutin, Jason Bouvier, Devrey Bowen, Jonathan Bowen, Robert Bowers, Slade Bowers, Sue-Anne Bowers, Jason Bowie, Bruce Bowles, Clinton Bowles, Clayton Bowman, Ernest Bown, Eric Boy, Dean Boyarski, Tanya Boyce, Philip Boychuk, Doug Boyd, Kristen Boyd, Patrick Boyd, Raymond Boyd, Shirley Boyd, Charline Boyer, Lorraine Boyle, Richard Boyle, Neil Bozak, John Brabec, Dave Bracey, Bryan Bradley, Kenneth Bradley, Peggy Bradner, Jan Bradshaw, Marianne Brady, Mary Jane Brady, Linda Bragg, Derek Braid, Ali Brain, Jo-Ann Brake, Nicholas Brake, Stephen Brake, Tyler Branch, Shaela Brandt, Brian Brant, David Brant, Edna Brant, Myron Brateschuk, Colin Brausen, Luis Bravo, Neil Bray, Tess Bray, Gordon Brecht, Debbie Breen, Sharon Breitkreuz, Paul Breland, Stephen Brent, Barry Brenton, Lori Brenton, Ryan Brenton, Roxane Bretzlaff, Olaf Breukel, Anthony Brewer, Cecil Briggs, David Briggs, Gregory Briggs, Ian Brightmore, Archie Brighton, Lynne Brinkworth, Denis Brisebois, Donald Britton, Shawn Brockhoff, Brian Broda, 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Alastair Forsyth, Hugo Forte, Danny Fortin, Colton Foster, Donald Foster, Kevin Foster, Dwayne Fotty, Kevin Foulds, David Fowler, Grant Fowler, Jim Fowler, Sergio Fraino, Donna Frame, Fiona Frame, Roger France, Vicky France, Oscar Franchi, Dustin Francis, Ron Frank, Allan Frankiw, Dru Franklin, James Franks, Shelley Franssen, Randall Frasch, Gary Fraser, Kevin Fraser, Lenny Fraser, Michael Fraser, Ken Frazer, Brent Frechette, Rhonda Free, Ernest French, Peter French, Roger Frere, Jared Frese, Kurt Freyman, Danielle Friedt, David Friesen, Kenneth Friesen, Monte Friesen, David Fritz, Andrei Frizorguer, Frank Frosini, Scott Froude, Andrea Fry, Xiao Wei Fu, Karen Fujimoto, Doug Fukushima, Jason Fung, Jim Fung, Sarina Fung-Yau, Mathew Funk, Danny Furlotte, Hayley Furst, Ted Furuya, Donald Gabruck, Josephine Gaddi, Leonard Gadowski, Sharon Gaehring, Joan Gaeta, Marcel Gagnon, Serge Gagnon, Serge R Gagnon, Brett Galbraith, Jaylyne Galey, Ron Gall, Frederick Gallant, Ryan Gallant, Fabio Gallardo, Michael Gallon, William Galloway, John Galotta, Yoko Galvin, John Galway, Carlos Gamboa, Luis Gamboa, Liz Gammack, Andreas Gamp, Amitkumar Gandhi, Pinal Gandhi, Luis Ganhao, Darren Ganske, Brett Gantz, Vovel Gapaz, Carlos Garcia, Manuel Garcia, Jonathan Gardiner, Kyle Gardiner, Benjamin Gardner, Doug Gardner, Lynette Gardner, Jason Gareau, Jon Gareau, Richard Gareau, Tim Gareau, Rajeev Garg, Linda Garvey, Stan Garwon, Martina Garza, Carlos Garzon, Victoria Gatchalian, Janet Gatrell, Francis Gaudet, Maurice Gauthier, Michelle Gauthier, Neil Gauthier, Klaus Gautschi, Steve Gavronsky, Cheryl Gawley, Rebecca Gayler, James Geddes, Mike Geddes, Cory Geier, David Geleta, Lesley-Ann Gemmell, Tracy General, Michel Genereux, Glenn Genge, Patricia Gentles, Matthew George, Shinil George, James Georget, Jim Gergely, Matthew Gering, Grant Gerla, Jennifer Gerla, Michel Germain, Raymond Germain, Robert Germain, Cameron German, Colin Germaniuk, Kevin Gervais, Paul Gervais, Sheldon Getson, Vanessa Getty, Glenn Getz, Nicole Getz, Stanley Getz, Ken Getzinger, Behnoush Ghashghe, Karim Ghesmat, Mohammad Reza Ghods-Esfahani, Essam Ghoubrial, Nolan Gibbons, Douglas Gibson, Shaun Giefer, Todd Giesbrecht, Dwayne Giggs, Tamara Giles, Kevin Gill, Neelufer Gill, Ralph Gill, Perry Gillam, John Gillatt, John Gillespie, Ron Gillespie, Timothy Gillespie, John Gillingham, Martin Gillund, Mihaela Gillund, Kevin Gilman, Justin Gilmour, Daniel Ginez, Paul Gingras, Kevin Ginter, Todd Ginther, Luz Edlyn Giraldo, Donald Girard, Ben Gisby, Maria Gisondo Crawford, Eugenio Giuliani, Troy Given, Marvin Gladue, Russell Gleed, Ryan Glover, Jason Glubish, Keith Godin, Laurie Godwin, Peter Goetz, John Gogol, Lida Goldchteine, David Golden, Chad Goldie, Alan Goll, Jorge Gomez, Julio Gomez, Cody Gomuwka, Elaine Gong, Kun Gong, Brian Gonsalves, Iride Gonzalez, Jose Gonzalez, Nilda Gonzalez, Yvonne Gonzalez, Craig Good, Christine Goode, James Goodwin, Katherine Goodwin, Wayne Goodwin, Josh Gorai, David 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Claudio Rafael Isea Natera, Darren Isele, Murad Ishankuliev, Hamid Ishaque, Floyd Isley, Goulfia Ismaguilova, Victor Itulua, Arlette Ivany, Lisa Iversen, Jaclyn Iwamoto, Vijayraghavan Iyengar, Lindsay Jack, Wallace Jack, Dennis Jackson, Kurtis Jackson, Robin Jackson, Ronald Jackson, Russel Jackson, Timothy Jackson, Victoria Jackson, Arne Jacobson, Ken Jacobson, Albert Jacula, Curtis Jacula, Marci Jacula, Todd Jacula, Donald Jaeger, Vivek Jain, Michael Jaindl, Rajesh Jakher, Boris Jakulj, Stephen Jamam, Darryl Jaman, Chris James, Bob Jamieson, Sally Jamieson, Maria Jancewicz, Ian Janeo, Aaron Janes, Lloyd Janes, Marc Janke, Dale Jans, Peter Janson, Simon Janssen, Tristan Janusc, Leonard Janzen, Ian Jappy, Christian Jardine, Nancy Jarman, Calvin Jarratt, Brett Jarvis, Jim Jarvis, Wendy Jarvis, Usman Javaid, Hamid Javarani, Derek Jeannotte, Jamie Jeannotte, Michael Jegou, Wendal Jellison, Greg Jenkins, Tyler Jenkins, Jason Jenner, Daniel Jennings, Michael Jennings, Anthony Jensen, Brent Jensen, Karl Jensen, Kevin Jensen, Parry Jensen, Mark Jespersen, Mary-Ann Jesso, Tristan Jessome, Daryn Jestin, Deshun Jiang, Simon-Xinmin Jiang, Weidong Jiang, David Jimenez, Ramon Jimeno, Mahmud Joarder, Terry Jocksch, Gardner Joe, Juan Joffre, Kristoffer Johansson, Brent Johns, Darrell Johns, Cory Johnson, David Johnson, Dustin Johnson, Jeffrey Johnson, John Johnson, Jordan Johnson, Larry Johnson, Magnus Johnson, Marlene Johnson, Neville Johnson, Richard Johnson, Sally Johnson, Scott Johnson, Stacy Johnson, Theresa Johnson, Neil Johnston, Norman Johnston, Shaun Johnstone, Dan Johnston-Watson, Victoria Jolliffe, Ed Jones, Gareth Jones, Mark Jones, Neil Jones, Pamela Jones, Robert Jones, Tammy Jones, Paul Joo, Damian Jordan, Randolph Joseph, Amola Joshi, Tushar Joshi, Umeshkumar Joshi, Jessica Josselyn, Stuart Josselyn, Puthenchakkalak Joy, Jaime Juan, Richard Jubinville, Tim Juett, James Jung, Sandy Jung, Chris Jungen, Ronald Jungkind, Marjorie Junio-Read, Cassandra Jurick, Edith Kabuthia, Mark Kachmarchyk, Asif Kachra, Alexander Kaczorek, Aliadil Kaderi, Tony Kadikoff, Mary Kadri, Jonathan Kadutski, Chad Kaglea, Raymond Kahanyshyn, Honeyvinder Kahlon, Myra Kalakailo, Sameer Kalbag, Kevin Kalinsky, Sheron Kalirai, Derek Kalynchuk, Yui Kam, Bina Kamath, Eric Kamieniecki, Elizabeth Kaminski, Grzegorz Kamon, Sharon Kanarek, Aravinthan Kandasamy, Larry Kane, Shari Kane, Robert Kanomata, Sheryl Kapeluck, Surshen Karmakar, Tom Karpa, Karen Kartushyn, Doug Kary, Jerome Kasha, Natalia Kashirina, Lynn Kasper, Martinus Kaspers, Nadim Kassam, Amy Kastelic, Myles Kathan, Uma Kathiresan, Deanne Katnick, Hassan Katrip, Amogh Katyayan, Cherie Kavalec, Travis Kavalec, Richard Kavanagh, Rory Kavanagh, Olga Kay, Alwyn Kaye, Diana Kazandzhiev, Mary Kealey, Kelly Kearns, Leigh Keech, Lori Keefe, Philip Keele, John Keith, Joe Kelenc, Marina Keller, Ernest Kellough, Marilyn Kelloway, Paul Kelloway, David Kelly, Tim Kelly, Simon Kelsey, Sherry Kelts, Tyler Kemmer, Greg Kemp, Stephen Kempton, Ross Kendell, Wayne Kennedy, Scott Kent, Val Kenyon, Dan Kenzle, James Keough, Craig Kerpan, Juliana Kerr, Rob Kerr, Shane Kerr, Stephanie Kers, Shaudia Keslick, Blair Kessler, Teena Keswick, Lori Ketchuk, Brian Kevol, Ajmal Khan, Aman Khan, Asadullah Khan, Muhammad Taqdees Khan, Mukhtar Khan, Shafique Khan, Shehnaz Khan, Sadhana Khanolkar, Snezhana Khoromskaya, Muhammad Khurshid, Serge Kiasosua, Roy Kidmose, Kimberly Kielt, Leonard Kiez, Todd Kilback, Michael Kilcollins, Olga Kilo, Susan Kilvington, Heather Kim, Ronald Dae Jung Kim, Mark Kinden, Billie-Jo King, Brian King, Calvin King, Dale King, Justin King, Murray King, Ray King, Richard King, Tony King, Tasha Kingsbury, Peter Kinnear, Stuart Kinnear, Roland Kinney, Cam Kinniburgh, Marvin Kinsman, Mathew Kinuthia, Paul Kip, Brennan Kirk, Brandon Kiss, Brent Kissel, Marlene Kissoon, Bob Kitsch, Curtis Kiyawasew, Jody Kiziak, Cody Klatt, George Klemak, Dawnann Klimczak, Douglas Klug, Robert Kneteman, Julie Knibbs, Allen Knight, Joyce Knight-Ehiwe, Sheryl Knock, Ronald Knoedler, William Knouse, Tamara Knox, Dwayne Kobes, Russ Kobi, Barney Kobzey, Bill Koch, Patricia Koch, Lyle Koehl, Blair Koizumi, Tamer Koksalan, Chase Kolberg, Lutz Kolberg, Roger Kolberg, Michael Kolosky, Eva Komers, Cameron Komm, Martin Kondor, Brent Kondratowicz, Natasha Kooistra, Jasmine Kooner, Herman Koops, Nathan Koops, Bonnie Kootenay, Sergey Korchagin, Brent Korolischuk, Jennifer Koslowski, Brent Kosowan, Vladimir Kostic, Diane Kostiuk, Kevin Kostrub, Ann Kostyshyn, David Kotze, Mladen Kovac, Randall Kovalenko, George Kovalev, Richard Kowalski, Sandra Kowalsky, Kevin Kowbel, Dennis Kozak, Eugene Kozakevich, Teresa Kozina, Margret Kramer, Dillon Kramps, Tina Krasnow, Trevor Kratz, Gary Krause, Lindsay Krause, Trevor Krause, Chris Krawchuk, Harold Krawec, Jessica Krawetz, Todd Kreics, Dee Jay Krein, Murray Kreiser, Kari Kremer, Daniel Krentz, Blayne Kress, Ken Krewulak, Connie Kriaski, Anand Krishnamoorthy, Ravindran Krishnamurthy, Heather Krislock, Donna Kroeger, Ryan Kroeker, Mandy Kroetsch, Peter Krol, Justin Kruse, Cedo Kucinar, George Kucy, Randall Kuka, Chad Kully, Bharat Kumar, Bhesham Kumar, Sudip Kumar, Vikas Kumar, Cindy Kung, David Kung, Dean Kunitz, Jeff Kuntz, Jason Kuorikoski, Mahendi-Ali Kureshi, Kelly Kursteiner, Frank Kurucz, Jyo Kushe, Brian Kutash, Steve Kuzmak, Corinne Kwan, Keith Kwan, Russ Kwan, Amy Kwiatkowski, Kelly Kwiatkowski, Roger Kwiatkowski, Angele Kwon, John Kwon, Karen Kyffin, David Kyle, David Kyle, Bob Kyllo, Dustin Labby, Philippa LaBossiere, Julian Laboucan, Ricky Laboucan, Gordon Lacey, Alan LaChance, Nathalie Lachance, Robert Lackey, Gernot Lackner, Pierre Lacoste-Bouchet, Daniel Lacroix, Liberty Lacuna, Jocelan Ladner, Phillip Laflair, Levi Lafrance, Leon Lafreniere, Dilip Laha, Prabal Lahon, Cassandra Lai, Philip Lai, Renkui Lai, Rose Lai, Theresa Lai, Elizabeth Laidlaw, Kevin Laidler, Alison Laing, Ronald Laing, Joshua Lakes, Munira Lalji, Mathieu Lalonde, Eric Lam, Irene Lam, Raymon Lam, Sam Lam, Kurtis Lamb, Terri Lamb, Dee Lambert, Dino Lambert, Dawn Lameman, Richard Lameman, Trevor Lamont, Jonah Lamontagne, Sharon Lamontagne, Anne Landry, Celeste Landry, Eric Landry, Luc Landry, Marcel Landry, Shane Landry, Daniel Lane, Sherry Lane, Steve Lane, Raul Lanfranchi, Renato Lanfranchi, Johan Lange, Stephen Langford, Timothy Langill, John Langille, Michelle Langlois, Carolyn Langpap, Bonnie Lanh, Owen Lanktree, Tammy Lanktree, Pamela Lapp, Gregoire Laramee, Thomas Larnie, Michael LaRochelle, Eugene LaRose, Leon LaRose, Dave Larsh, Rob Larson, Reno Laseur, Jane LaSha, William Latchuk, Caitlin Latimer, Joan Latter, Peter Latus, Ira Lau, Joshua Lau, Michael Laudel, David Laurenson, Patricia Laurie, Karen Laurin, Nicole Laustsen, Steve Laut, Roy Lavallee, Jason Lavigne, Iris Law, Xiao Hua Law, Stephanie Lawlor, Darron Lawrence, Ewen Lawrence, Fred Lawrence, Philip Lawrence, Ray Lawrence, Gordon Lawson, Martin Lawson, Dave Laycock, Andrew Layland, Paul Layland, Sharon Layton, Greg Lazaruk, Lan Le, Mae Yu Le, Wanda Lea, Brian Leach, Trevor Leach, Evelyn LeBlanc, Rodney Leblanc, Trevor LeBoutillier, Susan Leckie, Steven Leclerc, Christopher Ledrew, Annie Lee, Colleen Lee, Dwane Lee, Howard Lee, Jennifer Lee, Linn Lee, Madison Lee, Rayanne Lee, Richard Lee, Roxcie Lee, So Young Lee, Swee Lee, Tim Lee, June Leechuy, Gillian Lefebure, Frank Legacy, Kevin Legault, Heather Leggett, Malcolm LeGrow, Wayne Lehman, Kris Lehocky, Daniel Lehouillier, Mathew Lehouillier, Jeffery Lehr, Brennan Leidal, Thomas Lemon, Robert Lendrum, Jarrod Lengyel, Candace Lenz, Heidi Leonard, Arlene Leonardo, Gary Leong, Hin Leong, Stephen Lepp, Paul Lepper, Yelena Lerner,

To develop people to work together to create value for the Company's shareholders by doing it right with fun and integrity.

Class

Erin Leslie, Gerald Leslie, Richard Leslie, Shane Lester, Bridgette Lesyk, Marcus Lethaby, Phil Letkeman, Mike Leugner, Don Leung, Jonathan Leung, Katie Leung, Preeminence Leung, Yiu Bong Leung, Maurice Levac, Kevin Levasseur, Tracy Levasseur, Tommy Leveille, Anna Leveque, Jayme Levesque, Jean Levesque, Kevin Levesque, Raymond Levesque, Shelly Lewchuk, Trevor Lewis, Jason L'Hirondelle, Troy L'Hirondelle, Huan Li, Jing Li, Qingnian Li, Xiaowan Li, Craig Liba, Zachary Licastro, Shu-Hsuan Lien, John Lieske, John Lieverse, David Lilburn, Hout Lim, Bonnie Lind, Jessica Lind, Tyrone Lindley, Ewen Lindsay, Scott Lindstrand, Kari Lingat, Melissa Liou-McKinstry, Jason Little, Melanie Little, Robert Little, Susan Little, Tracey Little, Chengxiang Liu, Ligong Liu, Liping Liu, Xue Bin Liu, Cam Lizee, Dale Lloyd, Tasia Lloyd, Sandi Lloyd-Harasym, Kevin Lo, Yvonne Lo, Elmita Lobo, Conrad Loch, Fred Locke, Laurie Lockhart, Jodie Lodoen, Rod Loewen, Joy Lofendale, Christian Lofstrom, Charlene Logan, Shauna Logan, Kavithaa Loganathan, Della Loggie, Rodney Logozar, Kristen Lomond, Craig Long, Lisa Long, Wade Longmore, Dallas Longshore, Michael Longtin, Kai Loo, Willy Lopez, Nelson Lord, Catlin Lorenson, Matthew Lorincz, Bob Lorinczy, Jennifer Los, Jose Lotito, Michelle Lou, Maria Lougheed, Allan Loughran, Stuart Lounsbury, Wayne Loutit, Christopher Love, Mellodie Love, Dan Lowe, Darryl Lowe, Devin Lowe, Joe Lowen, Leah Loyola, Eduardo Lozano, Jian Lu, Gerd Lucas, Serena Lucci, Laurie Luciow, Mark Luery, Charlene Luk, Joseph Lukan, Wes Lundell, Erin Lunn, Clarence Lunzmann, Xinying Luo, Jeff Luscombe, Jason Lush, Rees Lusk, Kristin Lussier, Darren Lutwick, Dustin Lutwick, Jim Lutyck, Kathy Lutz, Glen Lyall, Kayla Lyall, Todd Lychuk, Ken Lynam, Jason Lyonnais, Jim Lyons, Andy Ma, Christina Ma, Haibin Ma, Hong Ma, Nicky Maawia, Samuel Macarthy, Patricia MacCrimmon, Lindsey Macdearmid, Donald MacDermott, Julie MacDonald, Ray MacDonald, Raymond G MacDonald, William MacDonald, Charles MacEachern, Yun Yun Macedo, Jason Maciejewski, Jeromy Maciejewski, Allister MacInnis, Jennifer MacInnis, Shawn Mack, Brent MacKay, Grant MacKay, Kelsey MacKay, Ruth Mackay, Steven MacKay, Tim MacKellar, Richard Mackelvie, Graeme MacKenzie, Jordan MacKenzie, Ken MacKenzie, Shawn MacKenzie, Todd Mackenzie, Bernard MacKey, Adam MacKinnon, Brandon MacKinnon, Joseph MacKinnon, Trevor MacKinnon, Graham Mackintosh, Pam Mackintosh, Richard MacKnight, Candice MacLean, Kyle MacLean, Mark MacLean, Samantha MacLean, Tyler MacLean, Jamie MacLennan, Angus MacLeod, Callum MacLeod, Jamie MacLeod, Tyler MacLeod, Anne MacNeil, Bradley MacNeill, Angela MacNiven, Shane MacQueen, Hamish Macrae, Heidi MacRae, Kellie Macrae, Murdo MacRitchie, Andrea Maddocks, Dane Madoche, Glenn Madore, Hazel Madore, Robert Madore, Tony Madro, Gary Madsen, Markus Maennchen, Oda-Liz Maestre, Louis Maga, Dominic Magalsa, Mike Magnusson, Victorina Magsila, Sheryl Maguire, Bill Mah, Ray Mah, Tony Mah, Khurram Mahboobi, Tara Mailandt, Martin Mailhot, Dominique Maillet, Elizabeth Maillet, Patrick Mailloux, Saeed Majdnia, Adeleh Majidi, Anita Mak, Maher Makhoul, Mark Makin, Virginia Makowsky, Eduardo Malabad, Tea Malkova, Jaron Mallard, Sean Mallay, Gilbert Malo, Linda Maloney, Alakbar Mammadov, Dave Mamprin, Fred Manangu, Dennis Mandley, Leonard Mandrusiak, Dennis Manengyao, Jasleen Manhas, Darcy Mann, Darrell Mann, Della Mann, Don Mann, Gavin Mann, Joanne Manning, Vani Manoharan, Adrian Mansell, Allison Mansell, Ian Manson, Rachelle Mantei, Luis Manzano Weffer, Nathaniel Maralli, Natasha Marchand, Vanessa Marcheggiani-Croden, Darren Marchesi, Michael Marchi, Catherine Marchuk, Lee Marchuk, Rodney Marcichiw, Ronald Marcichiw, Lissete Marcucci, Balamurugan Mariappan, Sandra Marin, Shane Marion, David Mark, Allan Markin, Kristian Markstrom, Christina Maron, Brian Marsh, Rosemarie Marsh, Dave Marshall, Lynn Marshall, Stephen Marshall, Suzanne Marshall, Simon Marshman, Amanda Martin, Boyd Martin, Cesar Martin, Christopher Martin, Christopher Martin, Claire Martin, Dave Martin, Donald Martin, Donald Martin, Kevin Martin, Leonie Martin, Regis Martinez, Jason Maruniak, Brendan Maruyama, Keivan Mashayekh, Chad Mason, Justin Mason, Kevin Mason, William Mason, Mandy Massiah, Al Massicotte, Patrick Massicotte, Ada Matchem, Devin Matheson, Kevin Matheson, Chris Mathew, Liya Mathew, Keith Mathieson, Richard Mathieson, David Matthews, Sherry Maurice, Demetri Mavridis, Adam Mawer, Tim Maxwell, Richard May, Scott Mayer, Tyler Maynard, Kent Mayner, Kevin Mayner, Marie Mazac, Mark McAlpine, Donald McAmmond, Andrew McBoyle, Robin McBrien, Greg McCabe, Nicole McCabe, Sarah McCaffrey, Shayla McCann, John McCanna, James McClellan, Derek McClelland, Chad McColl, Brent McConachie, Bruce McCormack, John McCoshen, Michelle McCotter, Scott McCracken, Shawn McCracken, Corey McCrea, Benjamin McCullough, Cameron McCullough, Kim McCurry, Peter McDade, Ken McDavid, Cynthia McDonald, Kevin McDonald, Stewart McDonald, Rod McDougall, Mary McElroy, Josh McEwen, William McEwen, William McEwen, Ryan McFadden, Mark McFarlane, Bruce McFaul, Allan McGann, Daniel McGee, Kyla McGillis, Gerald McGinnis, Frances McGlynn, Terry McGovern, Robert McGowan, Alan McGrath, Bruce McGrath, Matt McGrath, Jeanette McGregor, Phil McGregor, Steve McGregor, John McGuckin, Sharon McHardy, Gordon McHattie, Alan McIntosh, Graham McIntosh, Alistair McIntyre, Campbell McIver, Tyson McKague, Bernice McKay, Cory McKay, Gordon McKay, Janet McKay, Jeff McKay, Kelvin McKay, Kim McKay, Robert McKay, Tim McKay, Trenton McKeage, Dennis McKee, Shelley McKee, Ken McKelvey, Brenda McKendry, Neil McKendry, Robert McKendry, Jan McKenna, Mark McKenna, Philip McKenna, Brian McKenzie, Kate McKenzie, Keith McKenzie, Mike McKenzie, Kevin McKie, Corey McKinney, Stephanie McKinney, Ralph McLaren, Keith McLaughlin, Reginald McLaughlin, Joe McLean, Marla McLean, Nick McLean, Richard McLean, William McLean, Joan McLellan, Tyler McLellan, Charlie McLeman, Mandi McLenehan, Charles McLeod, Ian McLeod, Kristen McLeod, Eamonn McMahon, Liana McMahon, Bradley McMann, Keith McMann, Blake McManus, John McMaster, Sandra McMichael, Shane McNabb, Rod McNair, David McNamara, Dustin McNamara, Ron McNeil, Robert McNinch, Erma McNulty, Pamela McNulty, Reid McPhail, James McPherson, Jamie Mcpherson, Halina McQuillen, Lyle McQuiston, Richard McRae, Silas McRitchie, Allan McSharry, Jackie McTanney, Maggie McTurk, Casey McWhan, Marc Meadwell, Manfred Meakes, Nestor Medina, Pouya Mehrabi, Jai Mehta, Nayan Mehta, Corrine Mei, Jessica Meister, Daniel Melanson, Randy Melanson, Erica Meldrum, Belinda Meller, Luis Mello, Glen Mellom, Marvin Melnyk, Ahmer Memon, Amy Menard, Paul Mendes, Samir Mendiratta, Nelson Meneses, Crystal Mercer, Timothy Merk, Greg Merkel, Danny Merkley, Anthony Merle, Cliff Merritt, Nathaniel Merritt, Anthony Mersich, Udell Meservy, Marina Mesquita, Stanley Metcalfe, Ryan Metz, Steve Meunier, Emma Meynin, Igor Meynin, Saravanan Meyyappan, Cindy Michalko, Edward Michaluk, Gail Michaud, Kevin Michener, Murray Michie, Jennifer Michiels, Barry Middleton, Tracey Middleton, Dale Midgley, Josif Mihai, Mariela Mihilova, Tatjana Mijic, Jane Mikalsky, Andrei Mikhailov, Jacqueline Miko, Guillermo Milan Garcia, David Millar, Billy Miller, Derek Miller, Dion Miller, Guy Miller, Jeffrey Miller, Kenneth Miller, Kirsten Miller, Roger Miller, Tony Miller, Vikki Miller, David Milligan, Steven Mills, Colin Milne, June Milne, Terry Milne, James Minard, Andrew Minett, Marie Mineur, Arvindpal Minhas, Shikha Minhas, Jonathan Minick, Michelle Minick, Wyman Minni, Susan Minns, Denis Mino, Mason Mintenko, Kerry Minter, Alan Minty, Willian Mirabal, Mahmood Mirza, Jan Mistecki, Gregg Mitchell, Neil Mitchell, Sandy Mitchell, Shelby Mitchell, Yvonne Mitchell, Anar Mitha, Adriana Mitroi, Leon Miura, Dan Mocodean, Gayathri Modekurti, Tom Moen, Emily Moffat, Iain Moffat, John Moffat, Kevin Moffatt, Adnan Moghul, Ashraf Mohamed, Bassam Mohammed, Khuram Mohib, Kim Mohler, Derek Moir, Lydia Mok, Jeff Molde, Nelson Molina, Jelena Molnar, Robert Monahan, Mike Monias, Monica Monsalve, Pamela Montague, Frances Montefresco-Gentile, Rick Monteith, Floro Montenegro, Vicente Montenegro, Natasha Montes, Nicholas Montevecchi, Mary May Bernadette Montinola, Jennifer Monych, Jeff Moodie, Ken Moon, Christopher Moore, Erica Moore, Judy Moore, Norma Moore, Luis Mora, Jorge Morales Miller, Claudia Moran, Jason Moravec, Orlando Moravec, Amanda Morelli, Jennie Morency-Letto, German Moreno, Gustavo Moreno, Hernan Moreno, Christopher Morgan, Jonathan Morgan, Shaun Morgan, Timothy Morgan, Michael Moriarty, Sherril Moring, William Morningstar, Kevin Morphy, Karen Morrice, Kyle Morris, Scott Morris, Christopher Morrison, Christopher A Morrison, Darwin Morrison, Denny Morrison, Donald Morrison, Heather Morrison, Jennie Morrison, Randle Morrison, Walter Morrison, Wesley Morrow, Steven Morse, Krista Morton, Matthew Morvik, Kurtis Moscaluk, Shannon Moseng, Amelia Moslemi, Paul Mossey, Banafsheh Mostaghimi, Lorraine Motowylo, Andrew Mott, Bruce Mottle, John Motuz, Shahar Moudahi, Michael Mousseau, Cheryl Mouta, David Mouton, Gary Mowat, Glenn Moyer, Jillian Muckersie, Wayne Mudryk, Travis Mueller, Alexander Mugford, Colin Muir, Watson Muir, Siddhartho Mukherjee, Lucy Mulgrew, Dallas Mullaney, Daniel Mullen, Cynthia Mulrooney, Leon Mulrooney, Noella Mulvena, William Munn, Ricardo Munoz, Amanda Munro, Lisa Munro, Maria Munro, Reid Munro, Ryan Munro, Ryan N Munro, Alicia Murphy, Brian Murphy, Cora Murphy, Ernest Murphy, Jennifer Murphy, John Murphy, Julian Murphy, Kenneth Murphy, Patrick Murphy, Carrie Murray, Cliff Murray, Graham Murray, Justin Murray, Shawn Murray, Terence Murtagh, Aaron Musil, William Muss, Dan Myers, William Myers, Eduard Mykhalchuk, David Myshak, Melonie Myszczyszyn, Richard Nachtegaele, Mohammad Naderikia, Jerad Nadin, Arshad Nagamia, Amardeep Nagra, Jeannine Nagy, Krishnakumar Nair, Bill Naldet, Israel Nandez Hernandez, Rick Napier, Camille Naqvi, Sajid Naqvi, Kuralenthi Narayanan, Prabhu Narayanasarma, Bill Nash, Darren Naugler, Patricia Nava, Srimanti Nayak, Marian Neagu, John Neff, Donald Neigum, Allen Neilson, John Nejedlik, Andrew Nelson, Curt Nelson, Derek Nelson, Donna Nelson, Douglas Nelson, Gilbert Nelson, Jessica Nelson, Vincent Nelson, Mark Nergaard, Brad Nessman, Katy Nettesheim, Steven Neu, Caleb Neufeld, Henry Neufeld, Owen Neufeld, Shelley Neufeld, Guy Neuman, Darrell Nevil, Damien Newbury, Jennifer Newell, Lisa Newman, Michael Newman, Kevin Newton, Rae Newton, Alice Ng, Hannah Ng, Kevin Ng, Kimberly Ng, Hien Ngo, Ngoc Ngo-Schneider, Mpinga Ngoy, Kieu Nguyen, Melissa Nguyen, Tai Nguyen, Tuyet Ngoc Nguyen, Han Ni, Matteo Niccoli, Fawn Nichol, Jonathan Nicholl, Gary Nichols, James Nichols, Melissa Nichols, James Nicholson, Doris Nickel, Matt Nicol, Josie Nicolajsen, Brenden Nielsen, Wayne Nielsen, Jose Nieto, Orlando Nieto, Wesley Nikiforuk, Chris Nixon, Paul Niziolek, David Noel, Miguel Nogueira, Roger Nolan, Greg Nolin, Bill Norberg, Alex Norburn, Ernest Nordlund, Nathan Nordstrom, Arcelie Noriel, David Norman, Paul Norman, Robert Norman, Troy Normand, Shawn Normore, David Noseworthy, Allen Noskey, Darcy Novak, Murray Novak, Faleh Novin Pour, Kerry Novinger, Kelvin Nurkowski, Pam Nwelih, Rachelle Nycholat, Genia Nyenhuis, Tim Nyitrai, David Oake, Donald Oaks, Abdelsalam Obeidat, Christian Oberegger, Blair O'Brien, Ken O'Brien, Tim O'Brien, Jeffery Obrigewitsch, Kolton Obritsch, Pedro Ocana, Joseph O'Connell, Kathleen Odendahl, Rick O'Donnell, Terry Oele, Samuel Ogali, Julie Oganwu, Jason Ogertschnig, David Ogilvie, Robert Ogilvie, Kevin O'Hearn, Mildred Ohlheiser, Ryan Okada, Charles O'Keefe, Steve O'Keefe, David Oladeji, Paul Olaniyan, Blake Olaski, Daniel O'Leary, Sean O'Leary, Delvin Olesen, Bradley Olheiser, Dianne Oliveira, Jason Ollicka, Ghasem Oloumi, Amber Olsen, Kevin Olsen, Lonnelle Olsen, Richard Olsen, Brett Olson, Dean Olson, Jared Olson, Stephen Olson, Steven Olson, Warren Olson, Wesley Olson, Yemi Oluwabunkunmi, Olubunmi Oluwole, Kevin Ondic, Dave O'Neil, David O'Neill, Tim O'Neill, Emmanuel Onumonu, Robert Orbeck, Richard Ordinaria, Steve O'Reardon, Flora O'Reilly, Anna Oreshkova, Doug Orlecki, Alison Orr, Neil Orr, Julian Ortiz Arango, Justin Osadczuk, Jeffrey Osborne, Steven Oslanski, Hecmy Osorio Lobo, Anna Ostrzenski, Darwin Oswell, Pilar Otalora, Jonathan Otis, Wayne Otteson, Tyler Ouart, Mike Ouellet, Denis Ouellette, Jolanta Ouellette, Steven Ouellette, Jean Francois Ousset, Mark Overwater, Janet Owen, Leonard Owens, Millicent Oyunge, Fabio Pacheco, Ron Pacholuk, Dante Padilla, Ruth Padilla, Doug Page, Matthew Page, Robert Page, Marcus Pagnucco, Shelley Paiement, Randall Paine, John Pak, Vladimir Pak, Anandakumaran Palani, Ashwini Palatheerdhapu, Elizabeth Palmer, Lee Palmer, Rick Palmer, Glenn Paluck, Jack Panas, Arnol Pande, Loredana Pantazi, Francisco Pantilag, William Papineau, Darcy Paquette, Leo Paquin, Alishia Paradis, Theo Paradis, Travis Paradis, Cherri Paranaque, Biju Parathundathil, Narasimha Paravastu, Gordon Parchewsky, Luis Paredes, Blair Parent, Bernard Parenteau, Clement Parenteau, Joanna Parenteau, Sachin Parikh, Roberto Parillo, Pan Gi Park, Blaine Parker, Darby Parker, John Parker, Tina Parker, Barry Parkin, Randy Parkyn, John Parr, Kyle Parrish, Scott Parry, Cheryl Parsons, Terry Parsons, Ken Partsch, Gemicane Pascual, Kambiz Pashaei Fakhri, Wesley Pasko, Lawrence Paslawski, Joey Pasos, Randy Passmore, Amit Patel, Anar Patel, Ashish Patel, Ashwin Patel, Atul Patel, Bhaveshkumar Patel, Hasmukhlal Patel, Kaushik Patel, Mahendra Patel, Maheshkumar Patel, Nikunjkumar Patel, Nirmal Patel, Nisha Patel, Paresh Patel, Pravinchandra Patel, Rajnikant Patel, Sanjaykumar Patel, Sanjaykumar Patel, Narendrasingh Pateliya, Andy Paterson, Richard Patey, Jim Patience, Charles Paton, Brandon Patrick, Stephen Patrick, Brian Patterson, Craig Patterson, Carolyn Pattinson, Colin Paul, Geoffrey Paul, Joshua Paul, Eric Paulin, Wilma Pauls-Atas, Brent Paulson, Brian Paulssen, Daniel Pavelick, Amy Paxton, David Payne, Dean Payne, Paul Payne, Linda Peachey, Blair Pearson, David Pearson, Edward Pearson, Gerald Pearson, Pam Pearson, Sean Pearson, James Peckford, Chantal Peddle, Philip Pedersen, Brian Pederson, Lance Pederson, Rita Peel, Cam Peifer, Sean Pell, Brian Pelly-Skinner, Deborah Pemberton, John Pena, John Penman, Stephen Penner, Robert Penney, Kevin Pennington, Burgess Penny, John Penzo, Kyle Pepper, Subodh Peramanu, Richard Perchaylo, Crystal Peregrym, John Perepelecta, Frank Perez, Luis Alberto Perez, Luis Alfonso Perez, Mark Perkins, Seth Perkins, Julito Peroramas, Nancy Perron, Ashley Perry, Don Perry, Gladys Perry, Meghan Perry, Trevor Perry, Vicki Perry, Taria Persaud, Bernie Persson, Dimetri Peters, Shelley Peters, Carson Petersen, Casey Petersen, Bill Peterson, Melissa Peterson, Tracy Peterson, William Petlyk, Rick Petrick, Shauna Petrock, Nicolas Petrola, Priscella Petti, Lucyna Pettigrew, John Pettit, Shawn Pettit, Jonathan Pfeifer, Wyatt Pfaff, Lien Pham, Sherry Phan, Byron Philibert, Brent Phillips, Dan Piche, Alain Pickersgill, Doug Pierce, Konstanty Pietka, James Pihowich, Barbara Pilgrim, Sheldon Pilgrim, Mary Jane Pili, Darren Piliisko, Ron Piliisko, Jodi Pilsner, Gala Pimienta, Dale Pinder, Arturo Pinero, Jose Pineua, Brendan Pipa, Nelson Pires, Kyle Pisio, Edward Pittman, Sheldon Pittman, Adrian Plaiasu, Julio Plata, Lorrie Player, Daniel Plepelic, Jamie Plessis, Graham Plews, Ted Plouffe, Kelly Plummer, Imhotep Pocaterra, Shaun Podhorodeski, Jonathan Podolski, Ricot Poitevien, Donna Poitras, Kevin Poitras, Joanna Polacik, David Pole, Christopher Pollard, Dixon Pollard, John Pollock, Lori Pollock, Morgan Pollock, Eleanor Polson, Shane Poluk, Roger Pomerleau, Seward Pon, Matthew Poncelet, Darcy Poncsak, Bradley Pond, Haripradha Ponnurangan, Marlain Poohachow, Robert Pool, Stephen Poole, Ka Yee Poon, Colleen Popko, Jason Popko, Michael Popowich, Diane Porter, Fred Post, Patti Postlewaite, Ryan Postnikoff, Jeffrey Poth, Carl Potter, Jason Potter, Terry Potter, Randy Pottle, Ryan Potts, Jesse Poulin, Dave Powell, Donald Power, Laurie Power, Tiffany Power, Mitesh Prajapati, Dhrub Prasad, Gregory Pratch, Jeffrey Pratt, Rodney Pratt, Lindsay Praud, Heather Praznik, Mike Preece, Robert Prefontaine, Adrienne Price, Alanna Price, Rick Price, Dustin Pringle, Travis Prins, Steven Pritchett, Angela Prive, Doug Proll, Kayla Prowse, Darcy Pruden, Chad Prybylski, Curtis Przybylski, Steve Pshyk, Yesid Edgar Puerto, Justyna Puhl, Miguel Pulgar, Kapil Pupneja, Sachin Pupneja, Rahul Puranik, Shantelle Purcell, Trevor Purves, Darwin Pushak, Trent Pylypow, Teresa Pyo, Justin Pyper, Shoaib Qaimkhani, Lu Qing, Munawar Quadri, Tony Quan, Duane Quigley, Ron Quiring, Samir Qureshi, Mandi Rabeau, Nathan Rabinovitch, Alexander Raciborski, Warren Raczynski, Joseph Radcliffe, Mihai Radu, Barbara Rae, Christopher Raglan, Jay Raher, Matiur Rahman, Morteza Rahmani, Morteza Rahmanian, Priya Rai, Shaun Rains, Yina Raisbeck, Daniel Ralph, Dooshyant Ramburrun, Cristina Ramirez, Maruja Ramirez, Wilbert Ramirez, Ruth Ramonas, Carlos Ramos, Colin Ramsaran, Dwight Ramsay, Lorraine Ramsay, Kerri Ramsbottom, Muhammad Rana, Len Rancourt, Heather Randell, Poonam Randhawa, James Rankin, Dorotea Ranola, Gregory Ransom, Jeremy Ransom, Shahid Rasheed, Tariq Rasheed, Chris Rasko, Shauna Rasmussen, Wade Ratcliffe, Soukseum Rathamone, Stojan Ratkovic, Murray Rattray, Holly Ratzlaff, Rajesh Ravindran, Carrie Rawlake, Pete Rawlinson, Eirenne Rawson, Sanjay Ray, Jason Rayner, Robert Rayner, Blair Read, Donald Read, Wilfred Read, Wayne Reashore, Ted Reay, Deston Reber, Dana Rechenmacher, Bernie Redlich, Ronald Redmond, Adele Reed, Danielle Reed, Jon Reed, Keith Reed, Scott Reed, Tim Reed, Michael Rees, Carrie Regnier, Duncan Rehm, Karmin Reichle, Cameron Reid, Chris Reid, Darren Reid, Kerry Reid, Lilian Reid, Marty Reid, Nicole Reid, Sarah Reid-Bicknell, Ian Reimer, John Reiniger, Glenn Reiter, Harvey Reithaug, Wendy Reitmeier, Daniel Rejman, David Rejman, William Remmer, Peter Rempel, Long Ren, Shouhong Ren, George Renfrew, Judith Rennie, Linsey Rennie, Scott Rennie, Michael Reno, Robert Rentner, Michael Rew, Gregory Reynolds, James Reynolds, Pat Reynolds, Tamara Reynolds, Naseem Rhemtulla, Bruce Rice, Donna Rice, Justin Richard, Tammy Richard, Carolyn Richards, Charles Richards, Gerald Richards, Bill Richardson, Rob Richardson, Sterling Richardson, Susan Richardson, Wesley Richardson, Lori Richmond, Dean Richter, Jeff Riddell, Robert Riddell, Clarence Ries, Dale Rinas, Carl Ringdahl, Gordon Ringheim, David Ringuette, Mike Rioux, Serge Rioux, Darren Risling, Lawrence Ritchat, Stewart Rivard, Monica Rivas, Ismael Rivera, Sammie Rivet, Andrew Roach, Tracey Roasting, Jo-Anne Robak, Terrence Robbins, Christopher Roberts, Dale Robertson, John Robertson, Malcolm Robertson, Michael Robertson, Stephen Robertson, Justin Robichaud, Jasen Robillard, Amber Robinson, David Robinson, Gene Robinson, James Robinson, Julian Robinson, Scott Robson, Aaron Roche, Kelly Roche, Lennon Roche, Lorrie Rochon, Jesse Rockarts, Neal Roculan, Sheila Rodberg, Roger Rodermond, Ray Rodh, Joffre Rodriguez, Joffre A Rodriguez, William Roebuck, Paul Roett, Dean Rogal, Audrey Rogers, Kim Rogers, Martin Rogers, Murray Rogers, Lisbeth Rojas, Mercibeth Rojas- Bouchard, Maria Rojas-Elias, Kevin Roll, Louis Romanchuk, Dwayne Romanovich, Donny Romanyshyn, William Rombough, Allan Romero, Domingo Romero, Joy Romero, Ashleigh Ronald, Brent Ronayne, Claude Rondeau, Darren Rondeau, Lin Rong, Peter Ronnie, Janette Rooney, Jeffrey Rose, Martin Roseke, Moritz Rosenkranz, Samantha Roskey, Andrew Ross, David Ross, Douglas Ross, Jason Ross, Jonathan Ross, Lorna Ross, Patricia Ross, Robert Ross, Ron Ross, Scott Rosser, Worley Rosson, Jason Rostad, Barry Rosychuk, Cheryl Rosychuk, Rick Rosychuk, Roy Roth, Samuel Roth, Tom Roth, Judy Rotzoll, Christian Rounce, James Roussin, Michael Rovers, Natasha Rowden, Cheryl Rowe, Michael Rowe, Scott Rowein, Lara Rowland, Ryan Rowland, Andre Roy, Beverly Roy, Dustin Roy, April Rubia, Zenita Ruda, Vivian Ruddy, Colleen Rudolph, Luis Ruesga, Marie-Louise Ruetz, Adam Ruff, Ian Rugg, Colleen Ruggles, Erika Ruiz, Chad Runcer, Nigel Rusk, Ryan Rusnell, Denise Russell, John Russell, Sandra Russell, Domenic Russomanno, John Rutherford, Scott Rutherford, Doug Rutley, Justin Rutley, Mark Rutter, Hal Rutz, Mary Ryan, Rick Rybchinsky, Collin Ryberg, Craig Ryder, Jeff Ryll, Allison Ryzebol, Rickey Rzyhak, Ryan Saastad, Romulo Sabas, Mikael Sabo, Alexander Sabourov, Adam Saby, Muhammad(Saqib) Saeed, Shea Sagrafena, Tanner Sagrafena, Avijit Saha, Jochi Sahabandu, Aman Saini, Ashok Saini, Poonam Saini, Joseph Sair, Darlene Sakires, Roongrat Sakwattanapong, Rodrigo Sala, Sherrie Salahub, Thaer Salameh, Alba Salazar, Carla Salazar, Diana Salazar, Elena Saleh, John Sall, Cynthia Salisbury, Peter Salomon, Gord Salt, Alireza Samadi, Nathan Samer, Sepideh Samiei, Saravanan Sampanthamoorthy, Lynn Sampsel, Geoff Samuel, Titus Samuel, Chander Sanbhi, Sirena Sanchez, David Sanderson, Sandy Sandhar, Nimrat Sandhawalia, Tom Sanelli, Eddy Sangroniz, Theo Santos, Megan Santucci, Andrea SanVicente-Kraus, Joydip Sanyal, Sameer Saran, John Sargent, Anita Sartori, Martin Sas, Shawn Sauder, Greg Sauer, Rhys Saunders, Chantelle Sauve, Darcy Savard, Stacey Savas, Luc Savoie, Michelle Savoie, Colin Savostianik, Michael Sawaryn, Garth Sawatzky, Jennifer Sawatzky, Chris Sayer, Richard Sayer, Kim Scagliarini, Ryan Scammell, Brian Scarth, Robert Schaap, Kyle Schachtel, Bruce Schade, Judy Schafer, Daryl Schaffer, Brenda Schamehorn, Paul Schaub, Alan Schaufele, Lorne Schaufert, Jonathan Schechtel, Perry Scheffelmaier, Keith Scheidt, Barry Schellenberg, Melvin Schellenberg, Mike Schellenberg, Lance Schelske, David Schenk, Lou Scheper, Sally Schick, Scott Schick, Mike Schiller, Andrew Schindel, Ion Schiopu, Ronald Schlachter, David Schledt, Marcus Schlegel, Helen Schlenker, Casey Schmaltz, Jerry Schmaltz, Jeannette Schmidt, Kelly Schmidt, Joseph Schmitz, Gaetanne Schnarr, Darryl Schneider, David Schneider, Gerald Schneider, Jackie Schneider, Joseph Schneider, Luanne Schneider, Paul Schneider, Sheila Schneider, Sheryl Schneider, Blaine Schnell, Craig Schnepf, Aaron Schnick, Jack Schnieder, Ronald Schnieder, Brian Schnurer, Jesse Schoengut, Braden Schoepp, Stephen Schofield, Norm Schonhoffer, Sheldon Schroeder, Robert Schuh, Nathan Schuler, Stephen Schultheiss, James Schultz, Randy Schultz, Thomas Schulz, Annick Schumacher, Kevin Schumacher, Derek Schutte, Danielle Schwank, Lorraine Schwetz, Leslie Scory, Curtis Scott, Daniel Scott, Daniel H Scott, Drew Scott, John Scott, John Scott, Rachel Scott, Ronalda Scott, Rodney Scoville, Ashley Scriba, Marc Scrimshaw, Richard Scrimshaw, Ian Scully, Neil Scully, Geordie Seaton, Julia Seaton, Lori Seemann, Morley Seguin, Linda Sehn, Mel Sehn, Kyle Seidel, Paul Seipp, Mike Sell, Kenneth Selman, Leslie Semeniuk, Roland Senecal, Trevor Senger, Francis Sepnio, Nello Serani, Debbie Sereda, Josip Seremet, Derek Serfas, David Sergeant, Edward Semiak, Ligia Serrano, Darren Servatius, Perry Servello, Beverly Severight, James Seward, Wanda Seward, Benjamin Sey, Gianni Sgambaro, Michael Sgambaro, Ryan Sgambaro, Clinton Shackleton, Mohsen Shafizadeh, Hirenkumar Shah, Maulesh Shah, Mitesh Shah, Samir Shah, Sanjay Shah, Sanjay J Shah, Sheing Saeed Ahmed Shahzad, Kaleem Shakir, Phillip Shankowski, Kamleshkumar Sharma, Krishan Sharma, Manisha Sharma, Brigitte Shaw, Claire Shaw, Jessica Shaw, Oxana Shaykina, Brian Shearer, Christopher Shears, David Sheaves, Lukas Sheaves, Wayne Sheaves, Jamie Shelfantook, Ben Shenton, Stacy Shepert, Iain Shepherd, Glenn Sheppard, Robert Sheppard, Tim Sheppard, Nehal Sheth, Dean Shewchuk, Clair Shields, Colin Shields, Annette Shillam, Preston Shiner, Gillian Shiskin, Diana Shivas, Liz Shivas, Bill Shmoury, Bryden Shmyr, David Shmyr, Mohammad Shobeiri, Brandon Short, Shawn Short, Dean Shortland, Leonard Shostak, Michael Shukalov, Robert Shumay, Lisa Shute, John Shysh, Indrajit Siddhanta, Adeel Siddiqui, Melanie Siddon, Patricia Sideen, Pritam Sidhu, Matthew Sidney, Colby Sieben, Jason Sieben, John Sieswerda, Wayne Sikorski, Lorraine Silas, Tammy Silbernagel, Douglas Silk, Armindo Silva, Elvin Silva, Ismael Silva, Liana Silva, Cam Simard, Kevin Simard, Vladan Simin, Jamie Simmons, Francesca Simms, Doug Simoneau, Gerald Simpkins, Brad Simpson, Gordon Simpson, Pat Simpson, Melissa Sims, Elisha Sinclair, Garry Sinclair, Rob Sinclair, Jerret Singer, Aman Singh, Devesh Singh, Kirandeep Singh, Sukhdarshan Singh, Sukhwinder Singh, Martin Singher, Darcy Singleton, Maria Sinkova-Hovdestad, David Sirtonski, Richard Sisson, James Sjonnesen, Matt Skanderup, Kelly Skarra, Edward Skarsen, James Skiffington, Geoff Skinner, Michael Skinner, Michael Skipper, Maxim Skliarov, Grace Skoczek, Jerome Skog, Mary Skogland, Michael Skolski, Shirley Skulmoski, Martin Skulski, Nicolas Skulski, Michael Skyrpan, Joe Slanina, Samantha Slater, Michael Slavin, Edward Sleet, Delwin Slemp, Darrell Sleno, Carolyn Slessor, Jennifer Sloan, Kevin Slotwinski, Jason Sloychuk, Shawn Slywka, Doreen Smale, Randolph Smart, Jocelyn Smid, Blair Smith, Carl Smith, David Smith, Derrick Smith, Emily Smith, Eric Smith, Glenn Smith, Jared Smith, Jason Smith, Jay Smith, Jordan Smith, Jos Smith, Kelly Smith, Kenneth Smith, Lawrence Smith, Margaret Smith, Maurice Smith, Michael Smith, Michael B Smith, Mike Smith, Robert Smith, Rory Smith, Ryan Smith, Sandra Smith, Sarah Smith, Scott Smith, Tim Smith, Tina Smith, Tina Smith, Todd Smith, Trevor Smith, Clayton Smitham, Allen Smyl, Richard Smyl, Brad Smylie, Kevin Snaden, Michelle Sneddon, Tenielle Snell, Garry Snider, Vernon Snider, Kurt Snow, William Snow, Douglas Snyder, Darcy Soles, Jennifer Soley, Stephen Solosky, Kathleen Soltys, Divyesh Soni, Akshay Sonpal, Jessie Sooley, Immanuelraj Soosaiprakasam, Gale Sopczak, Hans Sorensen, Curtis Sorochan, Daryl Soroko, Golam Sorwar, Cindy Sotak, Michelle Soucy, Jaclyn Soulis, Lorraine Soutar, Harouna Sow, Dallas Spagrud, Nicola Spalding, Paul Spavor, Eddie Spearman, Rob Spears, Brent Spendiff, David Spetz, Kelly Spiker, Nicholas Spoletini, Dave Spooner, Christos Sporidis, John Springer, Mike Sprinkle, Andrew Spurrell, Ellis Spurrell, Paul Spurvey, Arthur Squire, Lawson Squire, Mark Squires, Murugan Srinivasan, Eric St Pierre, Gayle St. Croix, Robert St. Martin, Mario St. Pierre, Barry St.Jean, Jonathon Stacey, Ian Stacey-Salmon, Glen Stadnichuk, Stacey Stadnyk, Michael Stafford, Kendall Stagg, Mark Stainthorpe, Karen Stairs, Ernesto Stamile, Randy Stamp, Laura Stang, Cindy Stanway, Lezlie Stark, Christie Starnes, Scott Stauffer, Scott Stauth, Achilles Stavropoulos, Eric Stearns, Don Steele, Peter Steele, Richard Steele, Richard J Steele, Leanne Steeves, Gary Stefan, Silviu Stefan, Wayne Steffen, Ronnie Steinhauer, Allan Stella, Arnold Stella, Robert Stelten, Danniel Stemmann, Peter Stephen, Taryn Stephenson, Austin Stevens, Jane Stevens, Lyle Stevens, James Stevenson, Robert Stevenson, Robert B Stevenson, Carol Stewart, Cody Stewart, Dana Stewart, Douglas Stewart, Jordan Stewart, Karen Stewart, Karen M Stewart, Lorie Stewart, Marc Stewart, Rory Stewart, Wendy Stewart, Rick Stieben, Stewart Stirling, Matthew Stobart, Melissa Stockes, Mark Stockton, Gabriel Stoica, Shaun Stokes, Derek Stokke, Janet Storey, Didier Stout, Suzanne Strachan, Peter Strajt, Wade Strand, Audrey Strang, Robert Strang, Linda Strangway, Tanner Strangway, Brenda Stratichuk, Michael Street, William Stretch, Michael Stroh, Ross Strong, Robert Struski, Dwayne Strynadka, Linda Stuart, Peter Stuart, Russell Stuckless, Christopher Study, Dave Sturrock, Adam Styles, Ravi Subramaniam, Stephen Suche, Leonard Sudermann, Mark Sullivan, Chad Summers, Effie Summers, Lenore Summers, Henan Sun, Tianxiang Sun, Suresh Sundaram, Daniel Sutherland, Lachlan Sutherland, Rick Sutton, Scott Sverdahl, Steven Swain, Neil Sweetapple, Stephen Sweetapple, Nathan Swennumson, Edward Switzer, Stacey Sydia, Don Sylvestre, Natasha Szalay, Catherine Szmata, Derek Sztym, Kyle Szydlik, Jeffrey Ta, Vicky Ta, Mubo Tade, David Taggart, Arash Taghipour, Patrick Taiani, Debra Tainton, Dorothy Tajiri, Sanjay Talati, Dave Talbot, Maria Talerico, Miguel Tamayo, Natalia Tamayo, Kunhao Tan, Mario Tandioy, Liping Tang, Galileo Tangonan, Krystalle Tanner, Michael Tanouye, Cedric Tapley, Crisalida Tarache, Bill Tarkowski, Ron Taron, Darcy Tarrant, Dallas Tatlow, Joanne Taubert, Nader Tavassoli, Ray Taviner, Brian Taylor, Carla Taylor, Chanda Taylor, Colin Taylor, Dawn Taylor, Glen Taylor, Hilary Taylor, James Taylor, Jason Taylor, Jeffrey Taylor, Ken Taylor, Leroy Taylor, Mark-David Taylor, Paul Taylor, Stephen Taylor, Todd Taylor, Joseph Taza, Darryl Tegart, Jenny Tejada, Berhanu Temesgen, Jason Temple, Tammy Temple, Derek Tempro, Jonathan Tempro, Leighton Tenn, Kevin Tennant, Kurt Tenney, Trent Terakita, Allan Terplawy, Gus Teske, Brock Tetz, Shelly Tetz, Terence Tham, Richard Theberge, Jean-Paul Theriault, Mark Theriault, Marc Theroux, Jamie Thibault, Bob Thibodeau, Richard Thibodeau, Ryan Thiessen, Karen Thistleton, Elsa Thomas, Ian Thomas, Laurie Thomas, Arthur Scott Thompson, Craig Thompson, Gerald Thompson, Herb Thompson, Ian Thompson, Kurtis Thompson, Kyle Thompson, Mark Thompson, Sabrina Thompson, Tyler Thompson, Peter Thomsen, Adele Thomson, Billy Thomson, Julie Thomson, Mark Thomson, Rory Thomson, Tyler Thorburn, Jeffrey Thorleifson, Earl Thornton, Keith Thornton, Douglas Thurman, Margaret Thurmeier, Phuc Tieu, Brian Tiffin, Gordon Tighe, Rachel Tilford-Njaa, Michelle Tilford-Shaw, Daniel Tillapaugh, Terry Tillotson, Colin Tiltman, David Timms, Simon Timothy, Neil Tindall, Marines Tineo, Maxwell Tinsley, Bruce Tipton, Dharmendra Tiwary, Ravindra Tiwary, Eric To, Carol Tobin, Nelson Tobin, Kevin Tobler, Dominador Tolentino, Dhiraj Tomar, Chris Tomlinson, Dale Tomlinson, Alain Tomszak, Marcela Tonon, Blair Torgerson, Lesley Torrance, Peter Torrance, Claudia Torres, Domenic Torriero, Michael Tosio, Derek Toullelan, David Tovey, Oliver Tozser, Ryan Tracy, Sabrina Trafiak, James Trahar, Cau Dinh Tran, Brittany Trask, Linda Trautman, Warren Trelinski, Edward Tremblay, Jeannette Tremblay, Josie Tremblay, Chris Tremblett, Jacklynn Trifaux, Wade Trimble, Duc Trinh, Megha Trivedi, Shane Trottier, Rene Trudel, Ruari Truter, Lisa Tsimaras, Patrick Tso, Yun Tu, Ryan Tucker, David Tuite, Sunny Tulan, Brent Tulloch, Neil Tulloch, Chad Tupper, Tommy Turbide, James Turcotte, Terry Turgeon, Trent Turgeon, Dick Turnbull, Matthew Turnbull, Barbara Turner, Dave Turner, Ruth Turner, Stanley Turner, Brian Turpin, Danielle Turpin, Darren Turpin, Emily Turpin, Veronika Turska, Mark Tustian, Stephen Tuttle, Irene Tutto, Gordon Twin, Oleg Tyan, Angela Tyler, Erik Tylosky, Wayne Tymchuk, Don Tyner, Andrew Tyrell, Sarah Tyrell, Peter Tyrer, Ekaide Ukat, Ivan Ulovich, Eric Ulrich, Gregory Ulrich, Joselito Umali, Oscar Umana, Catherine Umpherville, Janis Underdahl, Nathan Underwood, Thang Ung, Karl Unger, Liz Urbina, Jackeline Urdaneta, Anand Vaidyanath, Allan Valentine, Darrel Valin, Darren Vallee, Louis Vallee, Michael Vallee, Anna Valmadrid, Dylan Van Brunt, Wesley Van den Oever, Michelle van der Burgh, John Van Es, Liske van Heerden, Salomon Van Rensburg, Charl Van Schoor, Dale Vande Cappelle, Christina Vander Pyl, Mallary Vankosky, Collin Vare, Michael Varga, Selena Varga, David Varty, Ana Vasquez, Maria Vasquez de Placid, Andy Vaughan, Nicolette Vaughan, Jeff Veale, Blaine Veitch, Bala Velagapudi, Gerrit Veldman, Brandon Velichka, Henry Ventura, Jorge Vera, Sheila Verigin, Natalia Verkhogliad, Dan Verleyen, Brent Verreau, Nancy Tay Vetrici, Cesar Viana, Gordon Vibert, Stanley Vicic, Neil Vick, Bonnie Vickery, Michael Vienneau, Christine Viljoen, Jason Villemaire, Ronald Vinkle, Dean Vipond, Bill Virus, George Virus, Kendall Virus, Mark Virus, Santosh Vishwakarma, Aaron Visotto, Tony Vitkunas, Mitchell Vogan, Andrew Volk, James Vollman, Eric von Hertzberg, Luke Vondermuhll, Blake Von-Grat, Chrystal Voortman, Gary Wack, Richard Wack, Katrina Waddell, Colleen Wadden, Kyle Waddy, Gene Waffler, Valerie Wagar, Todd Waggoner, Trevor Wagil, John Wagner, Joy Wagner, Abdul Waheed, Lee Wahl, Donald Wakaruk, Ashley Walchuk, Dave Waldner, Darcy Waldo, David Walker, Julie Walker, Andrew Wall, Brandon Wall, Christopher Wall, Dean Wall, Bruce Wallace, Christopher Wallace, Erin Wallace, Greg Wallace, Kevin Wallace, Tormod Walle, Vince Wallwork, Matthew Walsh, Patrick Walsh, Shannon Walsh, Lorie Walter, Amanda Walters, Steve Walton, John Wandler, Lei Wang, Marilyn Wang, Ping Wang, Qi Wang, Selina Wang, Shill Wang, Wei Wang, Wenyan Wang, Xiang Wang, Xing Zhu Wang, Zhenhui Wang, Blaise Wangler, Kevin Warcimaga, Danny Ward, Kathy Ward, Kirk Ward, Wayne Warholik, Chris Wark, Wanda Warman, Farooq Warraich, Jason Warren, Rob Warren, Michael Warrick, Dalpreet Warring, Faye Warrington, Paul Wassell, James Waterfield, Jamie Watkins, Julie Watkins, Brenden Watson, Devon Watson, Kaye Watson, Ken Watson, Debbie Watt, Gordon Watt, Graham Watt, John Watts, Shayna Wayte, Heather Weaver, Alan Webb, Byron Webb, Geoffrey Webb, Dustin Webber, Keith Webster, Kim Wee, Jeff Weibrecht, Darren Weimer, Randy Weir, Geoffrey Weisbeck, Brock Weisgerber, Darren Welch, Mitchell Welland, Terry Welland, Boyce Wellman, Bonnie Wells, Sheldon Wells, James Welsh, Lisa Welsh, Guy Welwood, Mark Wenner, Jeromy Wenzlawe, Dwayne Werle, Craig Werstiuk, Matthew Werstiuk, Barclay Weslake, Ted Wesley, Darrin West, Michael Westad, Kris Westland, Daniel Weston, Nina Whalen, Troi Whalen, Daniel Wheating, Loyd Wheating, Ceri Wheaton, Joshua Wheaton, Andrew Wheeler, Charmaigne Whelan, Rosemarie Whelan-Maloney, Judd Whidden, Paul Whitaker, David White, David White, Fredrick White, Howard White, Jeffrey White, Jeffrey White, Nicholas White, Ralph White, Robert White, Skyler White, Terence White, Dave Whitehouse, Scot Whiteley, Cory Whitford, Brian Whiting, Michael Whittaker, Michael Whittingham, Heather Whynot, Malcolm Wiebe, Trevor Wiebe, Troy Wielgus, Darrel Wiens, Cameron Wietzel, Zandra Wigglesworth, Steven Wight, Don Wijesingha, Bob Wilbern, Mason Wilcox, Brandon Wild, Darrell Wilde, Lara Wilde, John Wilding, Daryl Wiles, Jason Wilhelm, Chase Wilk, Troy Wilk, Clifton Wilkes, Melanie Wilkie, Kirk Wilkinson, Pauline Will, Peter Will, Elmer Willard, Stanley Willette, Bill Williams, Brandon Williams, Dustin Williams, Grant Williams, Greg Williams, Julian Williams, Sherri Williams, Wes Williams, Andrew Williamson, Curtis Williamson, Kelvin Williamson, Malcolm Williamson, Brennon Willick, Jeff Willick, Mark Willis, Robin Willis, David Willms, Christian Willson, Curtis Wilson, Don Wilson, Glen Wilson, Graham Wilson, Jeff Wilson, Jim Wilson, Mark Wilson, Marty Wilson, Patrick Wilson, Robert Wilson, Tyler Wilson, Woodrow Wilson, Annie Wingert, Betty Winiarz, Catherine Winkelmans, Jodie Winquist, Robert Winslow, Craig Winsor, Jonathon Winsor, Greg Winters, Garrett Wirachowsky, Randy Wirtanen, Morris Wiseman, Paul Wiseman, Ian Wishart, Michael Witmer, Dale Wittman, Cameron Wlad, Kelly Woidak, Edith Wolfe, Colin Woloshyn, Joshua Wolstenholme, Andy Wong, Chee Wong, Jennifer Wong, Joeman Wong, Lilian Wong, Linda Wong, Lisa Wong, Maggie Wong, Wendy Wong, Cam Woo, Julie Woo, Kevin Woo, Leonard Wood, Lynn Wood, Phil Wood, Roxanne Wood, Timothy Wood, Mark Woodfin, Bonnie Woodman, Andrea Woods, Travis Woods, Marilyn Woodske, Robin Woolner, Leah Worobetz, Sidney Wosnack, Wade Wostradowski, Raymond Wourms, Mark Woynarovich, Richard Wright, Stephen Wright, Bin Wu, Michael Wu, Kelly Wutzke, Brent Wychopen, Brenda Wyllie, George Wyndham, Valerie Wyonzek, Brenda Wyton, Xiaochao Xie, Jin Xu, Qiang Xu, Zongyu Xu, James Yakemchuk, Kenneth Yakimowich, Canghu Yang, Daniel Yang, Jianting Yang, Lin Yang, Zhen Lin Yang, Mike Yanota, Lan Yao, Andrew Yaremko, Rick Yarmuch, James Yaroslawsky, Salman Yasin, Betty Yee, Christine Yeoman, Claire Yeoman, Justin Yeon, Jeffrey Yip, Kitty Yip, Mark Yobb, Yohanna Yohanna, Darrell York, Daryl Youck, Bradford Young, Corey Young, Dale Young, Kevin Young, Lori Young, Lynn Young, Peter Young, Rob Young, Sylvia Young, Todd Young, Eugene Yu, Clement Yuen, Dustin Yuill, Jeff Yuill, William Yuill, Anson Yukit, Brian Yurchyshyn, Robin Zabek, Armiel Zacharias, Tyler Zachoda, Cam Zackowski, David Zahara, Kent Zahara, Attila Zahorszky, Gabri Zambrano, Doug Zarowny, Kendall Zarowny, Chris Zeebregts, Lynn Zeidler, Tony Zeiser, Aleksandra Zelic, Devon Zell, Warren Zeller, Darcy Zelman, Wesley Zeniuk, Denis Zentner, Jose Zerpa, Kathy Zerr, Michelle Zerr, Blake Zettel, Kendal Zeyha, Rodney Zgierski, Jessica Zhang, Qingan Zhang, Xiaoxing Zhang, Yingte Zhang, Cui Zhao, Dong Po Zhao, Litong Zhao, Martin Zhekov, Gui Rong Zheng, Susan Zheng, Zhenkun Zheng, Shaoyue Zhong, Hong Zhou, Wanli Zhu, Evgeny Zhuromsky, Salam Ziadeh, Brenda Ziegler, Dwayne Zilinski, Robert Zinselmeyer, Mariola Zisi, Esther Zondervan, Livia Zseder, Greg Zubiak, Jeremy Zubiak, Aaron Zubot, Johnathon Zuk, Diana Zurabyan.

Year-End Reserves

Determination of reserves

For the year ended December 31, 2011 the Company retained Independent Qualified Reserves Evaluators, Sproule Associates Limited, Sproule International Limited and GLJ Petroleum Consultants Ltd., to evaluate and review all of the Company's proved and proved plus probable reserves. Sproule evaluated the Company's North America and International crude oil, bitumen, natural gas and NGL reserves. GLJ evaluated the Company's Horizon synthetic crude oil reserves. The Evaluators conducted the evaluation and review in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook"). The reserves disclosure is presented in accordance with NI 51-101 requirements using forecast prices and escalated costs.

The Reserves Committee of the Company's Board of Directors has met with and carried out independent due diligence procedures with the Evaluators as to the Company's reserves.

Corporate Total

- Company Gross proved crude oil, bitumen, SCO and NGL reserves increased 8% to 4.09 billion barrels. Company Gross proved natural gas reserves increased 4% to 4.45 Tcf. Total proved reserves increased 7% to 4.83 billion BOE.
- Company Gross proved plus probable crude oil, bitumen, SCO and NGL reserves increased 10% to 6.52 billion barrels. Company Gross proved plus probable natural gas reserves increased 6% to 6.10 Tcf. Total proved plus probable reserves increased 9% to 7.54 billion BOE.
- Company Gross proved reserve additions, including acquisitions, were 437 million barrels of crude oil, bitumen, SCO and NGL and 644 billion cubic feet of natural gas for 545 million BOE. The total proved reserve replacement ratio was 249%. The total proved reserve life index is 21.4 years.
- Company Gross proved plus probable reserve additions, including acquisitions, were 722 million barrels of crude oil, bitumen, SCO and NGL and 793 billion cubic feet of natural gas for 855 million BOE. The total proved plus probable reserve replacement ratio was 390%. The total proved plus probable reserve life index is 33.3 years.
- Proved undeveloped crude oil, bitumen, SCO and NGL reserves accounted for 29% of the corporate total proved reserves and proved undeveloped natural gas reserves accounted for 4% of the corporate total proved reserves.

North America Exploration and Production

- North America Company Gross proved crude oil, bitumen and NGL reserves increased 10% to 1.63 billion barrels. Company Gross proved natural gas reserves increased 4% to 4.27 Tcf. Total proved BOE increased 8% to 2.35 billion barrels.
- North America Company Gross proved plus probable crude oil, bitumen and NGL reserves increased 6% to 2.65 billion barrels. Company Gross proved plus probable natural gas reserves increased 6% to 5.84 Tcf. Total proved plus probable BOE increased 6% to 3.63 billion barrels.
- North America Company Gross proved reserve additions, including acquisitions, were 251 million barrels of crude oil, bitumen and NGL and 623 billion cubic feet of natural gas for 355 million BOE. The total proved reserve replacement ratio is 194%. The total proved reserve life index in 13.9 years.
- Proved undeveloped crude oil, bitumen and NGL reserves accounted for 39% of the North America total proved reserves and proved undeveloped natural gas reserves accounted for 8% of the North America total proved reserves.
- Pelican Lake heavy crude oil Company Gross proved reserves increased 15% to 276 million barrels due to continued expansion and improved performance from the polymer flood project. Proved reserve additions were 51 million barrels.
- Thermal oil Company Gross proved reserves increased 6% to 974 million barrels primarily due to category transfers from probable undeveloped to proved undeveloped at Kirby North and new proved undeveloped additions at Primrose. Proved reserve additions were 91 million barrels.

North America Oil Sands Mining and Upgrading

- Company Gross proved synthetic crude oil reserves increased 10% to 2.12 billion barrels and proved plus probable reserves increased 16% to 3.36 billion barrels.
- Proved reserve additions were 202 million barrels primarily due to additional stratigraphic wells drilled in the north pit. Probable reserve additions were 280 million barrels from expansion of the north pit.

International Exploration and Production

- North Sea Company Gross proved reserves decreased 8% to 244 million BOE due to cancellation of certain of the Company's activities that became uneconomic as a result of changes in the UK fiscal structure. North Sea Company Gross proved plus probable reserves are 371 million BOE.
- Offshore Africa Company Gross proved reserves decreased 9% to 123 million BOE due to production and technical revisions. Offshore Africa Company Gross proved plus probable reserves are 187 million BOE.

Summary of Company Gross Reserves by Product

As of December 31, 2011
Forecast Prices and Costs

	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
North America								
Proved								
Developed Producing	94	76	204	193	1,831	2,975	56	2,950
Developed Non-Producing	3	20	1	71	-	170	2	125
Undeveloped	17	79	71	710	288	1,121	37	1,389
Total Proved	114	175	276	974	2,119	4,266	95	4,464
Probable	41	74	112	752	1,236	1,572	39	2,516
Total Proved plus Probable	155	249	388	1,726	3,355	5,838	134	6,980
North Sea								
Proved								
Developed Producing	59					7		60
Developed Non-Producing	13					56		22
Undeveloped	156					35		162
Total Proved	228					98		244
Probable	121					36		127
Total Proved plus Probable	349					134		371
Offshore Africa								
Proved								
Developed Producing	73					74		85
Developed Non-Producing	-					-		-
Undeveloped	36					9		38
Total Proved	109					83		123
Probable	56					46		64
Total Proved plus Probable	165					129		187
Total Company								
Proved								
Developed Producing	226	76	204	193	1,831	3,056	56	3,095
Developed Non-Producing	16	20	1	71	-	226	2	147
Undeveloped	209	79	71	710	288	1,165	37	1,589
Total Proved	451	175	276	974	2,119	4,447	95	4,831
Probable	218	74	112	752	1,236	1,654	39	2,707
Total Proved plus Probable	669	249	388	1,726	3,355	6,101	134	7,538

Summary of Company Net Reserves by Product

As of December 31, 2011
Forecast Prices and Costs

	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
North America								
Proved								
Developed Producing	79	63	155	143	1,514	2,663	39	2,437
Developed Non-Producing	3	17	1	51	-	141	2	98
Undeveloped	14	68	54	539	236	974	29	1,102
Total Proved	96	148	210	733	1,750	3,778	70	3,637
Probable	34	59	78	575	995	1,347	29	1,994
Total Proved plus Probable	130	207	288	1,308	2,745	5,125	99	5,631
North Sea								
Proved								
Developed Producing	59					7		60
Developed Non-Producing	13					56		22
Undeveloped	156					35		162
Total Proved	228					98		244
Probable	121					36		127
Total Proved plus Probable	349					134		371
Offshore Africa								
Proved								
Developed Producing	60					47		68
Developed Non-Producing	-					-		-
Undeveloped	27					7		28
Total Proved	87					54		96
Probable	44					29		49
Total Proved plus Probable	131					83		145
Total Company								
Proved								
Developed Producing	198	63	155	143	1,514	2,717	39	2,565
Developed Non-Producing	16	17	1	51	-	197	2	120
Undeveloped	197	68	54	539	236	1,016	29	1,292
Total Proved	411	148	210	733	1,750	3,930	70	3,977
Probable	199	59	78	575	995	1,412	29	2,170
Total Proved plus Probable	610	207	288	1,308	2,745	5,342	99	6,147

Reconciliation of Company Gross Reserves by Product

As of December 31, 2011
Forecast Prices and Costs

PROVED

	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
North America								
December 31, 2010	110	160	239	919	1,932	4,092	63	4,105
Discoveries	-	1	-	-	-	7	-	2
Extensions	7	47	8	20	-	220	18	137
Infill Drilling	6	8	-	2	-	55	3	28
Improved Recovery	-	1	-	-	-	-	-	1
Acquisitions	2	-	-	-	-	432	7	81
Dispositions	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	4	(177)	(1)	(26)
Technical Revisions	2	(4)	43	69	198	86	12	334
Production	(13)	(38)	(14)	(36)	(15)	(449)	(7)	(198)
December 31, 2011	**114**	**175**	**276**	**974**	**2,119**	**4,266**	**95**	**4,464**
North Sea								
December 31, 2010	252					78		265
Discoveries	-					-		-
Extensions	-					-		-
Infill Drilling	-					-		-
Improved Recovery	-					-		-
Acquisitions	-					-		-
Dispositions	-					-		-
Economic Factors	28					3		29
Technical Revisions	(41)					20		(38)
Production	(11)					(3)		(12)
December 31, 2011	**228**					**98**		**244**
Offshore Africa								
December 31, 2010	120					92		135
Discoveries	-					-		-
Extensions	-					-		-
Infill Drilling	2					-		2
Improved Recovery	-					-		-
Acquisitions	-					-		-
Dispositions	-					-		-
Economic Factors	-					-		-
Technical Revisions	(5)					(2)		(5)
Production	(8)					(7)		(9)
December 31, 2011	**109**					**83**		**123**
Total Company								
December 31, 2010	482	160	239	919	1,932	4,262	63	4,505
Discoveries	-	1	-	-	-	7	-	2
Extensions	7	47	8	20	-	220	18	137
Infill Drilling	8	8	-	2	-	55	3	30
Improved Recovery	-	1	-	-	-	-	-	1
Acquisitions	2	-	-	-	-	432	7	81
Dispositions	-	-	-	-	-	-	-	-
Economic Factors	28	-	-	-	4	(174)	(1)	3
Technical Revisions	(44)	(4)	43	69	198	104	12	291
Production	(32)	(38)	(14)	(36)	(15)	(459)	(7)	(219)
December 31, 2011	**451**	**175**	**276**	**974**	**2,119**	**4,447**	**95**	**4,831**

Reconciliation of Company Gross Reserves by Product

As of December 31, 2011
Forecast Prices and Costs

PROBABLE

	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
North America								
December 31, 2010	40	57	109	783	956	1,430	20	2,203
Discoveries	-	-	-	-	-	1	-	-
Extensions	3	22	6	17	388	122	11	468
Infill Drilling	3	4	-	1	-	54	4	21
Improved Recovery	1	3	-	-	-	-	-	4
Acquisitions	-	-	-	-	-	104	2	19
Dispositions	-	-	-	-	-	(1)	-	-
Economic Factors	-	-	-	-	-	(34)	(1)	(7)
Technical Revisions	(6)	(12)	(3)	(49)	(108)	(104)	3	(192)
Production	-	-	-	-	-	-	-	-
December 31, 2011	**41**	**74**	**112**	**752**	**1,236**	**1,572**	**39**	**2,516**
North Sea								
December 31, 2010	124					29		129
Discoveries	-					-		-
Extensions	-					-		-
Infill Drilling	-					-		-
Improved Recovery	-					-		-
Acquisitions	-					-		-
Dispositions	-					-		-
Economic Factors	(26)					-		(26)
Technical Revisions	23					7		24
Production	-					-		-
December 31, 2011	**121**					**36**		**127**
Offshore Africa								
December 31, 2010	57					46		65
Discoveries	-					-		-
Extensions	-					-		-
Infill Drilling	-					-		-
Improved Recovery	-					-		-
Acquisitions	-					-		-
Dispositions	-					-		-
Economic Factors	-					-		-
Technical Revisions	(1)					-		(1)
Production	-					-		-
December 31, 2011	**56**					**46**		**64**
Total Company								
December 31, 2010	221	57	109	783	956	1,505	20	2,397
Discoveries	-	-	-	-	-	1	-	-
Extensions	3	22	6	17	388	122	11	468
Infill Drilling	3	4	-	1	-	54	4	21
Improved Recovery	1	3	-	-	-	-	-	4
Acquisitions	-	-	-	-	-	104	2	19
Dispositions	-	-	-	-	-	(1)	-	-
Economic Factors	(26)	-	-	-	-	(34)	(1)	(33)
Technical Revisions	16	(12)	(3)	(49)	(108)	(97)	3	(169)
Production	-	-	-	-	-	-	-	-
December 31, 2011	**218**	**74**	**112**	**752**	**1,236**	**1,654**	**39**	**2,707**

Reconciliation of Company Gross Reserves by Product

As of December 31, 2011
Forecast Prices and Costs

PROVED PLUS PROBABLE

	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
North America								
December 31, 2010	150	217	348	1,702	2,888	5,522	83	6,308
Discoveries	-	1	-	-	-	8	-	2
Extensions	10	69	14	37	388	342	29	605
Infill Drilling	9	12	-	3	-	109	7	49
Improved Recovery	1	4	-	-	-	-	-	5
Acquisitions	2	-	-	-	-	536	9	100
Dispositions	-	-	-	-	-	(1)	-	-
Economic Factors	-	-	-	-	4	(211)	(2)	(33)
Technical Revisions	(4)	(16)	40	20	90	(18)	15	142
Production	(13)	(38)	(14)	(36)	(15)	(449)	(7)	(198)
December 31, 2011	**155**	**249**	**388**	**1,726**	**3,355**	**5,838**	**134**	**6,980**
North Sea								
December 31, 2010	376					107		394
Discoveries	-					-		-
Extensions	-					-		-
Infill Drilling	-					-		-
Improved Recovery	-					-		-
Acquisitions	-					-		-
Dispositions	-					-		-
Economic Factors	2					3		3
Technical Revisions	(18)					27		(14)
Production	(11)					(3)		(12)
December 31, 2011	**349**					**134**		**371**
Offshore Africa								
December 31, 2010	177					138		200
Discoveries	-					-		-
Extensions	-					-		-
Infill Drilling	2					-		2
Improved Recovery	-					-		-
Acquisitions	-					-		-
Dispositions	-					-		-
Economic Factors	-					-		-
Technical Revisions	(6)					(2)		(6)
Production	(8)					(7)		(9)
December 31, 2011	**165**					**129**		**187**
Total Company								
December 31, 2010	703	217	348	1,702	2,888	5,767	83	6,902
Discoveries	-	1	-	-	-	8	-	2
Extensions	10	69	14	37	388	342	29	605
Infill Drilling	11	12	-	3	-	109	7	51
Improved Recovery	1	4	-	-	-	-	-	5
Acquisitions	2	-	-	-	-	536	9	100
Dispositions	-	-	-	-	-	(1)	-	-
Economic Factors	2	-	-	-	4	(208)	(2)	(30)
Technical Revisions	(28)	(16)	40	20	90	7	15	122
Production	(32)	(38)	(14)	(36)	(15)	(459)	(7)	(219)
December 31, 2011	**669**	**249**	**388**	**1,726**	**3,355**	**6,101**	**134**	**7,538**

Notes Referring to Reserves Tables

(1) Company Gross reserves are working interest share before deduction of royalties and excluding any royalty interests.
(2) Company Net reserves are working interest share after deduction of royalties and including any royalty interests.
(3) Forecast pricing assumptions utilized by the independent qualified reserves evaluators in the reserve estimates were provided by Sproule Associates Limited:

	2012	2013	2014	2015	2016	Average annual increase thereafter
Crude oil and NGLs						
WTI at Cushing (US$/bbl)	$ 98.07	$ 94.90	$ 92.00	$ 97.42	$ 99.37	2%
Western Canada Select (C$/bbl)	$ 82.34	$ 79.69	$ 77.25	$ 81.80	$ 83.44	2%
Edmonton Par (C$/bbl)	$ 96.87	$ 93.75	$ 90.89	$ 96.23	$ 98.16	2%
Edmonton Pentanes+ (C$/bbl)	$ 103.57	$ 100.23	$ 97.17	$ 102.89	$ 104.94	2%
North Sea Brent (US$/bbl)	$ 106.65	$ 102.15	$ 97.70	$ 103.26	$ 105.32	2%
Natural gas						
AECO (C$/MMBtu)	$ 3.16	$ 3.78	$ 4.13	$ 5.53	$ 5.65	2%
BC Westcoast Station 2 (C$/MMBtu)	$ 3.10	$ 3.72	$ 4.07	$ 5.47	$ 5.59	2%
Henry Hub Louisiana (US$/MMBtu)	$ 3.55	$ 4.18	$ 4.54	$ 5.95	$ 6.07	2%

A foreign exchange rate of US$1.012/C$1.000 was used in the 2011 evaluation.

(4) Reserve additions are comprised of all categories of Company Gross reserve changes, exclusive of production.
(5) Reserve replacement ratio is the Company Gross reserve additions divided by the Company Gross production in the same period.
(6) A barrel of oil equivalent ("BOE") is derived by converting six thousand cubic feet of natural gas to one barrel of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value.

Resource Disclosure [1]

1. Bitumen (Thermal Oil)		
Discovered Bitumen Initially-in-place	78.0	billion barrels
Proved Company Gross Reserves	1.0	billion barrels of Bitumen
Probable Company Gross Reserves	0.7	billion barrels of Bitumen
Best Estimate Contingent Resources other than Reserves	6.8	billion barrels of Bitumen
Bitumen Produced to Date	0.3	billion barrels
Unrecoverable portion of Discovered Bitumen Initially-in-place [2]	69.2	billion barrels
2. Pelican Lake Heavy Crude Oil Pool		
Discovered Heavy Crude Oil Initially-in-place	4,100	million barrels
Proved Company Gross Reserves	261	million barrels of heavy crude oil
Probable Company Gross Reserves	102	million barrels of heavy crude oil
Best Estimate Contingent Resources other than Reserves	198	million barrels of heavy crude oil
Heavy Crude Oil Produced to Date	166	million barrels
Unrecoverable portion of Discovered Heavy Crude Oil Initially-in-place [2]	3,373	million barrels
3. Horizon Oil Sands		
Discovered Bitumen Initially-in-place	14.4	billion barrels
Proved Company Gross Reserves - 2.1 billion barrels of SCO		
Bitumen volume associated with Proved SCO reserves	2.5	billion barrels of Bitumen
Probable Company Gross Reserves - 1.3 billion barrels of SCO		
Bitumen volume associated with Probable SCO reserves	1.3	billion barrels of Bitumen
Best Estimate Contingent Resources other than Reserves	2.6	billion barrels of Bitumen
Bitumen Produced to Date	0.1	billion barrels of Bitumen
Unrecoverable portion of Discovered Bitumen Initially-in-place [2]	7.9	billion barrels

(1) All volumes are company gross.
(2) A portion may be recoverable with the development of new technology.

Management's Discussion and Analysis

Special Note Regarding Forward-Looking Statements

Certain statements relating to Canadian Natural Resources Limited (the "Company") in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words "believe", "anticipate", "expect", "plan", "estimate", "target", "continue", "could", "intend", "may", "potential", "predict", "should", "will", "objective", "project", "forecast", "goal", "guidance", "outlook", "effort", "seeks", "schedule" or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, operating costs, capital expenditures, income tax expenses and other guidance provided throughout this Management's Discussion and Analysis ("MD&A") including the information in the "Outlook" section and the sensitivity analysis constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including but not limited to the Horizon Oil Sands operations and future expansion, ability to recover insurance proceeds, Primrose, Pelican Lake, the Kirby Thermal Oil Sands Project, the Keystone XL Pipeline US Gulf Coast expansion, and the construction and future operations of the North West Redwater bitumen upgrader and refinery also constitute forward-looking statements. This forward-looking information is based on annual budgets and multi-year forecasts, and is reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks and the reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.

In addition, statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil and natural gas reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserve and production estimates.

The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; volatility of and assumptions regarding crude oil and natural gas prices; fluctuations in currency and interest rates; assumptions on which the Company's current guidance is based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company's defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company's and its subsidiaries' ability to secure adequate transportation for its products; unexpected disruptions or delays in the resumption of the mining, extracting or upgrading of the Company's bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company's bitumen products; availability and cost of financing; the Company's and its subsidiaries' success of exploration and development activities and their ability to replace and expand crude oil and natural gas reserves; timing and success of integrating the business and operations of acquired companies; production levels; imprecision of reserve estimates and estimates of recoverable quantities of crude oil, natural gas and natural gas liquids ("NGLs") not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital and operating costs); asset retirement obligations; the adequacy of the Company's provision for taxes; and other circumstances affecting revenues and expenses. The Company's operations have been, and in the future may be, affected by political developments and by federal, provincial and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company's assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available. For additional information refer to the "Risks and Uncertainties" section of this MD&A.

Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this report could also have material adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company assumes no obligation to update forward-looking statements, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or Management's estimates or opinions change.

Special Note Regarding Non-GAAP Financial Measures

This MD&A includes references to financial measures commonly used in the crude oil and natural gas industry, such as adjusted net earnings from operations, cash flow from operations, cash production costs and net asset value. These financial measures are not defined by International Financial Reporting Standards ("IFRS") and therefore are referred to as non-GAAP measures. The non-GAAP measures used by the Company may not be comparable to similar measures presented by other companies. The Company uses these non-GAAP measures to evaluate its performance. The non-GAAP measures should not be considered an alternative to or more meaningful than net earnings, as determined in accordance with IFRS, as an indication of the Company's performance. The non-GAAP measures adjusted net earnings from operations and cash flow from operations are reconciled to net earnings, as determined in accordance with IFRS, in the "Financial Highlights" section of this MD&A. The derivation of cash production costs is included in the "Operating Highlights – Oil Sands Mining and Upgrading" section of this MD&A. The Company also presents certain non-GAAP financial ratios and their derivation in the "Liquidity and Capital Resources" section of this MD&A.

Management's Discussion and Analysis

MD&A of the financial condition and results of operations of the Company should be read in conjunction with the Company's audited consolidated financial statements and related notes for the year ended December 31, 2011.

All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. Common share data and per common share amounts have been restated to reflect the two-for-one common share split in May 2010.The Company's consolidated financial statements and this MD&A have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board ("IASB"). Unless otherwise stated, 2010 comparative figures have been restated in accordance with IFRS issued as at December 31, 2011. Comparative figures for 2009 have not been restated from Canadian GAAP as previously reported and may not be prepared on a basis consistent with IFRS as adopted.

A barrel of oil equivalent ("BOE") is derived by converting six thousand cubic feet ("Mcf") of natural gas to one barrel ("bbl") of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value. In addition, for the purposes of this MD&A, crude oil is defined to include the following commodities: light & medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), and synthetic crude oil.

Production volumes and per unit statistics are presented throughout this MD&A on a "before royalty" or "gross" basis, and realized prices are net of transportation and blending costs and exclude the effect of risk management activities. Production on an "after royalty" or "net" basis is also presented for information purposes only.

The following discussion and analysis refers primarily to the Company's 2011 financial results compared to 2010 and 2009, unless otherwise indicated. In addition, this MD&A details the Company's capital program and outlook for 2012. Additional information relating to the Company, including its quarterly MD&A for the year and three months ended December 31, 2011, its Annual Information Form for the year ended December 31, 2011, and its audited consolidated financial statements for the year ended December 31, 2011 is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. This MD&A is dated March 6, 2012.

Abbreviations

AECO	Alberta natural gas reference location
AIF	Annual Information Form
API	Specific gravity measured in degrees on the American Petroleum Institute scale
ARO	Asset retirement obligations
bbl	barrels
bbl/d	barrels per day
Bcf	billion cubic feet
Bcf/d	billion cubic feet per day
BOE	barrels of oil equivalent
BOE/d	barrels of oil equivalent per day
Bitumen	Solid or semi-solid with viscosity greater than 10,000 centipoise
Brent	Dated Brent
C$	Canadian dollars
CAGR	Compound annual growth rate
CAPEX	Capital expenditures
CBM	Coal Bed Methane
CICA	Canadian Institute of Chartered Accountants
CO_2	Carbon dioxide
CO_2e	Carbon dioxide equivalents
Canadian GAAP	Generally accepted accounting principles in Canada prior to adoption of IFRS on January 1, 2011
CSS	Cyclic steam stimulation
EOR	Enhanced oil recovery
E&P	Exploration and Production
FPSO	Floating Production, Storage and Offloading Vessel
GHG	Greenhouse gas
GJ	gigajoules
GJ/d	gigajoules per day
Horizon	Horizon Oil Sands
IASB	International Acounting Standards Board
IFRS	International Financial Reporting Standards
LIBOR	London Interbank Offered Rate
LNG	Liquefied Natural Gas
Mbbl	thousand barrels
Mbbl/d	thousand barrels per day
MBOE	thousand barrels of oil equivalent
MBOE/d	thousand barrels of oil equivalent per day
Mcf	thousand cubic feet
Mcf/d	thousand cubic feet per day
MMbbl	million barrels
MMBOE	million barrels of oil equivalent
MMBtu	million British thermal units
MMcf	million cubic feet
MMcf/d	million cubic feet per day
MMcfe	millions of cubic feet equivalent
NGLs	Natural gas liquids
NYMEX	New York Mercantile Exchange
NYSE	New York Stock Exchange
PRT	Petroleum Revenue Tax
SAGD	Steam-Assisted gravity drainage
SCO	Synthetic crude oil
SEC	United States Securities and Exchange Commission
Tcf	trillion cubic feet
TSX	Toronto Stock Exchange
UK	United Kingdom
US	United States
US GAAP	Generally accepted accounting principles in the United States
US$	United States dollars
WCS	Western Canadian Select
WCSB	Western Canadian Sedimentary Basin
WCS Heavy Differential	WCS Heavy Differential from WTI
WTI	West Texas Intermediate

Objectives and Strategy

The Company's objectives are to increase crude oil and natural gas production, reserves, cash flow and net asset value [1] on a per common share basis through the development of its existing crude oil and natural gas properties and through the discovery and/or acquisition of new reserves. The Company strives to meet these objectives by having a defined growth and value enhancement plan for each of its products and segments. The Company takes a balanced approach to growth and investments and focuses on creating long-term shareholder value. The Company allocates its capital by maintaining:

- Balance among its products, namely natural gas, light and medium crude oil and NGLs, Pelican Lake heavy crude oil [2], primary heavy crude oil, bitumen (thermal oil) and SCO;
- Balance among near-, mid- and long-term projects;
- Balance among acquisitions, exploitation and exploration; and
- Balance between sources and terms of debt financing and maintenance of a strong balance sheet.

(1) Discounted value of crude oil and natural gas reserves plus value of unproved land, less net debt.
(2) Pelican Lake heavy crude oil is 14–17° API oil, which receives medium quality crude netbacks due to lower production costs and lower royalty rates.

The Company's three-phase crude oil marketing strategy includes:

- Blending various crude oil streams with diluents to create more attractive feedstock;
- Supporting and participating in pipeline expansions and/or new additions; and
- Supporting and participating in projects that will increase the downstream conversion capacity for heavy crude oil.

Operational discipline, safe, effective and efficient operations as well as cost control are fundamental to the Company. By consistently managing costs throughout all cycles of the industry, the Company believes it will achieve continued growth. Effective and efficient operations and cost control are attained by developing area knowledge, by dominating core areas and by maintaining high working interests and operator status in its properties.

The Company is committed to maintaining a strong balance sheet and flexible capital structure. The Company believes it has built the necessary financial capacity to complete all of its growth projects. Additionally, the Company's risk management hedge program reduces the risk of volatility in commodity prices and supports the Company's cash flow for its capital expenditures programs.

Strategic accretive acquisitions are a key component of the Company's strategy. The Company has used a combination of internally generated cash flows and debt financing to selectively acquire properties generating future cash flows in its core areas.

Highlights for the year ended December 31, 2011 include the following:

- Achieved net earnings of $2.6 billion, adjusted net earnings from operations of $2.5 billion, and cash flow from operations of $6.5 billion;
- Achieved record yearly crude oil and NGLs production of 295,618 bbl/d in the North America – Exploration and Production segment;
- Achieved annual crude oil and natural gas production guidance in the Exploration and Production segment;
- Drilled a record 783 net primary heavy crude oil wells;
- Successfully and safely recommenced operations at Horizon following the suspension of SCO production due to a fire in the primary upgrading coking plant;
- Acquired approximately $1 billion of crude oil and natural gas properties in the Company's core areas in Western Canada;
- Purchased 3,071,100 common shares for a total cost of $104 million under the Normal Course Issuer Bid; and
- Increased annual per share dividend payment to $0.36 from $0.30, our 11th consecutive year of dividend increases.

Net Earnings and Cash Flow from Operations

Financial Highlights

($ millions, except per common share amounts)		2011		2010		2009(1)(4)
Product sales	**$**	**15,507**	$	14,322	$	11,078
Net earnings	**$**	**2,643**	$	1,673	$	1,580
Per common share – basic	**$**	**2.41**	$	1.54	$	1.46
– diluted	**$**	**2.40**	$	1.53	$	1.46
Adjusted net earnings from operations (2)	**$**	**2,540**	$	2,444	$	2,689
Per common share – basic	**$**	**2.32**	$	2.25	$	2.48
– diluted	**$**	**2.30**	$	2.23	$	2.48
Cash flow from operations (3)	**$**	**6,547**	$	6,333	$	6,090
Per common share – basic	**$**	**5.98**	$	5.82	$	5.62
– diluted	**$**	**5.94**	$	5.78	$	5.62
Dividends declared per common share	**$**	**0.36**	$	0.30	$	0.21
Total assets	**$**	**47,278**	$	42,954	$	41,024
Total long-term liabilities	**$**	**20,346**	$	18,880	$	19,193
Capital expenditures, net of dispositions	**$**	**6,414**	$	5,514	$	2,997

(1) Per common share amounts have been restated to reflect a two-for-one common share split in May 2010.
(2) Adjusted net earnings from operations is a non-GAAP measure that represents net earnings adjusted for certain items of a non-operational nature. The Company evaluates its performance based on adjusted net earnings from operations. The reconciliation "Adjusted Net Earnings from Operations" presented below lists the after-tax effects of certain items of a non-operational nature that are included in the Company's financial results. Adjusted net earnings from operations may not be comparable to similar measures presented by other companies.
(3) Cash flow from operations is a non-GAAP measure that represents net earnings adjusted for non-cash items before working capital adjustments. The Company evaluates its performance based on cash flow from operations. The Company considers cash flow from operations a key measure as it demonstrates the Company's ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt. The reconciliation "Cash Flow from Operations" presented below lists certain non-cash items that are included in the Company's financial results. Cash flow from operations may not be comparable to similar measures presented by other companies.
(4) Comparative amounts for 2009 are reported in accordance with Canadian generally accepted accounting principles as previously reported.

Adjusted Net Earnings from Operations

($ millions)		2011		2010		2009(6)
Net earnings as reported	**$**	**2,643**	$	1,673	$	1,580
Share-based compensation (recovery) expense, net of tax (1)(5)		**(102)**		203		261
Unrealized risk management (gain) loss, net of tax (2)		**(95)**		(16)		1,437
Unrealized foreign exchange loss (gain), net of tax (3)		**215**		(142)		(570)
Gabon, Offshore Africa asset impairment		**–**		594		–
Realized foreign exchange gain on repayment of US dollar debt securities, net of tax (4)		**(225)**		–		–
Effect of statutory tax rate and other legislative changes on deferred income tax liabilities (5)		**104**		132		(19)
Adjusted net earnings from operations	**$**	**2,540**	$	2,444	$	2,689

(1) The Company's employee stock option plan provides for a cash payment option. Accordingly, the fair value of outstanding vested stock options is recorded as a liability on the Company's balance sheets and periodic changes in the fair value are recognized in net earnings or are capitalized to Oil Sands Mining and Upgrading construction costs.
(2) Derivative financial instruments are recorded at fair value on the balance sheets, with changes in fair value of non-designated hedges recognized in net earnings. The amounts ultimately realized may be materially different than reflected in the financial statements due to changes in prices of the underlying items hedged, primarily crude oil and natural gas.
(3) Unrealized foreign exchange gains and losses result primarily from the translation of US dollar denominated long-term debt to period-end exchange rates, offset by the impact of cross currency swaps, and are recognized in net earnings.
(4) During 2011, the Company repaid US$400 million of US dollar debt securities bearing interest at 6.70%.
(5) All substantively enacted or enacted adjustments in applicable income tax rates and other legislative changes are applied to underlying assets and liabilities on the Company's balance sheets in determining deferred income tax assets and liabilities. The impact of these tax rate and other legislative changes is recorded in net earnings during the period the legislation is substantively enacted. During 2011, the UK government enacted an increase to the corporate income tax rate charged on profits from UK North Sea crude oil and natural gas production from 50% to 62%. The Company's deferred income tax liability was increased by $104 million with respect to this tax rate change. During 2010, changes in Canada to the taxation of stock options surrendered by employees for cash payments resulted in a $132 million charge to deferred income tax expense. During 2009, reductions in the British Columbia corporate income tax rate resulted in one time deferred tax recoveries of $19 million.
(6) Comparative amounts for 2009 are reported in accordance with Canadian generally accepted accounting principles as previously reported.

Cash Flow from Operations

($ millions)		2011		2010		2009[1]
Net earnings	$	**2,643**	$	1,673	$	1,580
Non-cash items:						
Depletion, depreciation and amortization		**3,604**		4,120		2,819
Share-based compensation (recovery) expense		**(102)**		203		355
Asset retirement obligation accretion		**130**		123		90
Unrealized risk management (gain) loss		**(128)**		(24)		1,991
Unrealized foreign exchange loss (gain)		**215**		(161)		(661)
Realized foreign exchange gain on repayment of US dollar debt securities		**(225)**		–		–
Deferred income tax expense (recovery)		**407**		399		(84)
Horizon asset impairment provision		**396**		–		–
Insurance recovery – property damage		**(393)**		–		–
Cash flow from operations	$	**6,547**	$	6,333	$	6,090

(1) Comparative amounts for 2009 are reported in accordance with Canadian generally accepted accounting principles as previously reported.

For 2011, the Company reported net earnings of $2,643 million compared to net earnings of $1,673 million for 2010 (2009 – $1,580 million). Net earnings for 2011 included net unrealized after-tax income of $103 million related to the effects of share-based compensation, risk management activities, fluctuations in foreign exchange rates, the impact of realized foreign exchange gain on repayment of long-term debt and the impact of statutory tax rate and other legislative changes on deferred income tax liabilities (2010 – $771 million after-tax expenses; 2009 – $1,109 million after-tax expenses). Excluding these items, adjusted net earnings from operations for 2011 increased to $2,540 million from $2,444 million for 2010 (2009 – $2,689 million).

The increase in adjusted net earnings for 2011 from 2010 was primarily due to:

- higher North America crude oil and NGL sales volumes;
- higher crude oil and NGL netbacks; and
- lower net interest and other financing costs;

partially offset by:

- the impact of suspension of production at Horizon, net of business interruption insurance;
- lower natural gas netbacks;
- realized risk management losses; and
- the impact of a stronger Canadian dollar.

The impacts of share-based compensation, unrealized risk management activities and changes in foreign exchange rates are expected to continue to contribute to significant volatility in consolidated net earnings and are discussed in detail in the relevant sections of this MD&A.

Cash flow from operations for 2011 increased to $6,547 million ($5.98 per common share) from $6,333 million ($5.82 per common share) for 2010 (2009 – $6,090 million; $5.62 per common share). The increase in cash flow from operations for 2011 from 2010 was primarily due to:

- higher North America crude oil and NGL sales volumes;
- higher crude oil and NGL netbacks; and
- lower net interest and other financing costs;

partially offset by:

- the impact of suspension of production at Horizon, net of business interruption insurance;
- lower natural gas netbacks;
- realized risk management losses;
- the impact of a stronger Canadian dollar; and
- higher cash taxes.

In the Company's Exploration and Production activities, the 2011 average sales price per bbl of crude oil and NGLs increased 18% to average $77.46 per bbl from $65.81 per bbl in 2010 (2009 – $57.68 per bbl), and the average natural gas price decreased 9% to average $3.73 per Mcf from $4.08 per Mcf in 2010 (2009 – $4.53 per Mcf). The Company's average sales price of SCO increased 28% to average $99.74 per bbl from $77.89 per bbl in 2010 (2009 – $70.83).

Total production of crude oil and NGLs before royalties decreased 8% to 389,053 bbl/d from 424,985 bbl/d in 2010 (2009 – 355,463 bbl/d). The decrease in crude oil and NGLs production from 2010 was primarily due to the suspension of production at Horizon, partially offset by the impact of a record heavy oil drilling program and the cyclic nature of the Company's thermal operations.

Total natural gas production before royalties increased 1% to average 1,257 MMcf/d from 1,243 MMcf/d in 2010 (2009 – 1,315 MMcf/d). The increase in natural gas production primarily reflected new production volumes from natural gas producing properties acquired during 2010 and 2011.

Total crude oil and NGLs and natural gas production volumes before royalties decreased 5% to average 598,526 BOE/d from 632,191 BOE/d in 2010 (2009 – 574,730 BOE/d). Total production for 2011 was within the Company's previously issued guidance.

Summary of Quarterly Results

The following is a summary of the Company's quarterly results for the eight most recently completed quarters:

($ millions, except per common share amounts)

2011	**Total**	**Dec 31**	**Sep 30**	**Jun 30**	**Mar 31**
Product sales	**$ 15,507**	**$ 4,788**	**$ 3,690**	**$ 3,727**	**$ 3,302**
Net earnings	**$ 2,643**	**$ 832**	**$ 836**	**$ 929**	**$ 46**
Net earnings per common share					
– basic	**$ 2.41**	**$ 0.76**	**$ 0.76**	**$ 0.85**	**$ 0.04**
– diluted	**$ 2.40**	**$ 0.76**	**$ 0.76**	**$ 0.84**	**$ 0.04**
2010	Total	Dec 31	Sep 30	Jun 30	Mar 31 (1)
Product sales	$ 14,322	$ 3,787	$ 3,341	$ 3,614	$ 3,580
Net earnings (loss)	$ 1,673	$ (309)	$ 596	$ 651	$ 735
Net earnings (loss) per common share					
– basic	$ 1.54	$ (0.28)	$ 0.54	$ 0.60	$ 0.68
– diluted	$ 1.53	$ (0.28)	$ 0.54	$ 0.60	$ 0.67

(1) Per common share amounts have been restated to reflect a two-for-one common share split in May 2010.

Volatility in the quarterly net earnings (loss) over the eight most recently completed quarters was primarily due to:

- Crude oil pricing – The impact of fluctuating demand, inventory storage levels and geopolitical uncertainties on worldwide benchmark pricing, the impact of the WCS Heavy Differential ("WCS Differential") in North America and the impact of the differential between WTI and Dated Brent benchmark pricing in the North Sea and Offshore Africa.
- Natural gas pricing – The impact of fluctuations in both the demand for natural gas and inventory storage levels, and the impact of increased shale gas production in the US, as well as fluctuations in imports of liquefied natural gas into the US.
- Crude oil and NGLs sales volumes – Fluctuations in production due to the cyclic nature of the Company's Primrose thermal projects, the results from the Pelican Lake water and polymer flood projects, and the impact of the suspension and recommencement of production at Horizon. Sales volumes also reflected fluctuations due to timing of liftings and maintenance activities in the North Sea and Offshore Africa, and payout of the Baobab field in May 2011.
- Natural gas sales volumes – Fluctuations in production due to the Company's strategic decision to reduce natural gas drilling activity in North America and the allocation of capital to higher return crude oil projects, as well as natural decline rates and the impact and timing of acquisitions.
- Production expense – Fluctuations primarily due to the impact of the demand for services, fluctuations in product mix, the impact of seasonal costs that are dependent on weather, production and cost optimizations in North America, and the suspension and recommencement of production at both Horizon and the Olowi field in Offshore Gabon.
- Depletion, depreciation and amortization – Fluctuations due to changes in sales volumes, proved reserves, finding and development costs associated with crude oil and natural gas exploration, estimated future costs to develop the Company's proved undeveloped reserves, the impact of the suspension and recommencement of operations at Horizon and the impact of impairments at the Olowi field in Offshore Gabon in 2010.
- Share-based compensation – Fluctuations due to the mark-to-market movements of the Company's share-based compensation liability.
- Risk management – Fluctuations due to the recognition of gains and losses from the mark to market and subsequent settlement of the Company's risk management activities.
- Foreign exchange rates – Changes in the Canadian dollar relative to the US dollar that impacted the realized price the Company received for its crude oil and natural gas sales, as sales prices are based predominately on US dollar denominated benchmarks. Fluctuations in realized and unrealized foreign exchange gains and losses are recorded with respect to US dollar denominated debt, partially offset by the impact of cross currency swap hedges.
- Income tax expense – Fluctuations in income tax expense include statutory tax rate and other legislative changes substantively enacted or enacted in the various periods.

Business Environment

(Yearly average)		2011		2010		2009
WTI benchmark price (US$/bbl)	**$**	**95.14**	$	79.55	$	61.93
Dated Brent benchmark price (US$/bbl)	**$**	**111.29**	$	79.50	$	61.61
WCS blend differential from WTI (US$/bbl)	**$**	**17.10**	$	14.26	$	9.64
WCS blend differential from WTI (%)		**18%**		18%		16%
SCO price (US$/bbl)	**$**	**103.63**	$	78.56	$	61.51
Condensate benchmark price (US$/bbl)	**$**	**105.38**	$	81.81	$	60.60
NYMEX benchmark price (US$/MMBtu)	**$**	**4.07**	$	4.42	$	4.03
AECO benchmark price (C$/GJ)	**$**	**3.48**	$	3.91	$	3.91
US / Canadian dollar average exchange rate (US$)	**$**	**1.0111**	$	0.9709	$	0.8760
US / Canadian dollar year end exchange rate (US$)	**$**	**0.9833**	$	1.0054	$	0.9555

Commodity Prices

Substantially all of the Company's production is sold based on US dollar benchmark pricing. Specifically, crude oil is marketed based on WTI and Brent indices. Canadian natural gas pricing is primarily based on Alberta AECO reference pricing, which is derived from the NYMEX reference pricing and adjusted for its basis or location differential to the NYMEX delivery point at Henry Hub. The Company's realized prices are also highly sensitive to fluctuations in foreign exchange rates. The average value of the Canadian dollar in relation to the US dollar fluctuated significantly throughout 2011, with a high of approximately US$1.06 in July 2011 and a low of approximately US$0.95 in October 2011.

WTI pricing in 2011 was reflective of the political instability in the Middle East and North Africa and continued strong Asian demand. The relative weakness of the US dollar also contributed to higher WTI pricing. For 2011, WTI averaged US$95.14 per bbl, an increase of 20% compared to US$79.55 per bbl for 2010 (2009 – US$61.93 per bbl).

Brent averaged US$111.29 per bbl for 2011, an increase of 40% compared to US$79.50 per bbl for 2010 (2009 – US$61.61 per bbl). Crude oil sales contracts for the North Sea and Offshore Africa are typically based on Brent pricing, which is representative of international markets and overall world supply and demand. The higher Dated Brent ("Brent") pricing relative to WTI in 2011 compared to 2010 was due to the limited pipeline capacity between Petroleum Administration for Defence Districts II ("PADD II") and the United States Gulf Coast. This logistical constraint is preventing lower WTI priced barrels delivered into PADD II from obtaining United States Gulf Coast Brent-based pricing.

The WCS Heavy Differential averaged 18% of WTI for 2011 and 2010 (2009 – 16%).

The Company uses condensate as a blending diluent for heavy crude oil pipeline shipments. During 2011 and 2010, condensate prices traded at a premium to WTI, reflecting the tight supply situation.

The Company anticipates continued volatility in the crude oil pricing benchmarks due to supply and demand factors, geopolitical events, and the timing and extent of the continuing economic recovery. The WCS Heavy Differential is expected to continue to reflect seasonal demand fluctuations, logistics and refinery margins.

NYMEX natural gas prices averaged US$4.07 per MMBtu for 2011, a decrease of 8% from US$4.42 per MMBtu for 2010 (2009 – US$4.03 per MMBtu). AECO natural gas pricing averaged $3.48 per GJ for 2011, a decrease of 11% from US$3.91 per GJ for 2010 (2009 – $3.91 per GJ). Natural gas prices continue to be weak in response to the strong North America supply position, primarily from the highly productive shale areas.

Operating, Royalty and Capital Costs

Strong crude oil commodity prices in recent years have resulted in increased demand for oilfield services worldwide. This has led to inflationary operating and capital cost pressures, particularly related to drilling activities and oil sands developments.

Continued cost pressures and the final outcome of changes to environmental regulations may adversely impact the Company's future net earnings, cash flow and capital projects. For additional details, refer to the "Greenhouse Gas and Other Air Emissions" section of this MD&A.

Analysis of Changes in Revenue, Before Royalties and Risk Management Activities

($ millions)	2009	Changes due to Volumes	Changes due to Prices	Changes due to Other	2010	**Changes due to Volumes**	**Changes due to Prices**	**Changes due to Other**	**2011**
North America									
Crude oil and NGLs	$ 5,738	$ 938	$ 1,127	$ 2	$ 7,805	**$ 708**	**$ 1,448**	**$ 90**	**$ 10,051**
Natural gas	2,235	(121)	(206)	–	1,908	**21**	**(174)**	**–**	**1,755**
	7,973	817	921	2	9,713	**729**	**1,274**	**90**	**11,806**
North Sea									
Crude oil and NGLs	944	(71)	171	(1)	1,043	**(139)**	**292**	**19**	**1,215**
Natural gas	17	–	(2)	–	15	**(5)**	**(1)**	**–**	**9**
	961	(71)	169	(1)	1,058	**(144)**	**291**	**19**	**1,224**
Offshore Africa									
Crude oil and NGLs	872	(130)	104	–	846	**(191)**	**220**	**3**	**878**
Natural gas	41	(6)	3	–	38	**9**	**21**	**–**	**68**
	913	(136)	107	–	884	**(182)**	**241**	**3**	**946**
Subtotal									
Crude oil and NGLs	7,554	737	1,402	1	9,694	**378**	**1,960**	**112**	**12,144**
Natural gas	2,293	(127)	(205)	–	1,961	**25**	**(154)**	**–**	**1,832**
	9,847	610	1,197	1	11,655	**403**	**1,806**	**112**	**13,976**
Oil Sands Mining and Upgrading	1,253	1,175	221	–	2,649	**(1,458)**	**322**	**8**	**1,521**
Midstream	72	–	–	7	79	**–**	**–**	**9**	**88**
Intersegment eliminations and other (1)	(94)	–	–	33	(61)	**–**	**–**	**(17)**	**(78)**
Total	$ 11,078	$ 1,785	$ 1,418	$ 41	$ 14,322	**$ (1,055)**	**$ 2,128**	**$ 112**	**$ 15,507**

(1) Eliminates internal transportation, electricity charges, and natural gas sales.

Revenue increased 8% to $15,507 million for 2011 from $14,322 million for 2010 (2009 – $11,078 million). The increase was primarily due to an increase in realized crude oil and NGL and SCO prices, partially offset by a decrease in realized natural gas prices and Oil Sands Upgrading and Mining sales volumes.

For 2011, 14% of the Company's crude oil and natural gas revenue was generated outside of North America (2010 – 13%; 2009 – 17%). North Sea accounted for 8% of crude oil and natural gas revenue for 2011 (2010 – 7%; 2009 – 9%), and Offshore Africa accounted for 6% of crude oil and natural gas revenue for 2011 (2010 – 6%; 2009 – 8%).

Analysis of Daily Production, Before Royalties

	2011	2010	2009
Crude oil and NGLs (bbl/d)			
North America – Exploration and Production	**295,618**	270,562	234,523
North America – Oil Sands Mining and Upgrading	**40,434**	90,867	50,250
North Sea	**29,992**	33,292	37,761
Offshore Africa	**23,009**	30,264	32,929
	389,053	424,985	355,463
Natural gas (MMcf/d)			
North America	**1,231**	1,217	1,287
North Sea	**7**	10	10
Offshore Africa	**19**	16	18
	1,257	1,243	1,315
Total barrels of oil equivalent (BOE/d)	**598,526**	632,191	574,730
Product mix			
Light and medium crude oil and NGLs	**18%**	18%	21%
Pelican Lake heavy crude oil	**6%**	6%	6%
Primary heavy crude oil	**18%**	15%	15%
Bitumen (thermal oil)	**16%**	14%	11%
Synthetic crude oil	**7%**	14%	9%
Natural gas	**35%**	33%	38%
Percentage of gross revenue [1]			
(excluding midstream revenue)			
Crude oil and NGLs	**86%**	85%	78%
Natural gas	**14%**	15%	22%

(1) Net of transportation and blending costs and excluding risk management activities.

Analysis of Daily Production, Net of Royalties

	2011	2010	2009
Crude oil and NGLs (bbl/d)			
North America – Exploration and Production	**240,006**	219,736	201,873
North America – Oil Sands Mining and Upgrading	**38,721**	87,763	48,833
North Sea	**29,919**	33,227	37,683
Offshore Africa	**20,532**	28,288	29,922
	329,178	369,014	318,311
Natural gas (MMcf/d)			
North America	**1,186**	1,168	1,214
North Sea	**7**	10	10
Offshore Africa	**16**	15	17
	1,209	1,193	1,241
Total barrels of oil equivalent (BOE/d)	**530,576**	567,743	525,103

The Company's business approach is to maintain large project inventories and production diversification among each of the commodities it produces; namely natural gas, light and medium crude oil and NGLs, Pelican Lake heavy crude oil, primary heavy crude oil, bitumen (thermal oil), and SCO.

Total production averaged 598,526 BOE/d for 2011, a 5% decrease from 632,191 BOE/d in 2010 (2009 – 574,730 BOE/d).

Total production of crude oil and NGLs before royalties decreased 8% to 389,053 bbl/d for 2011 from 424,985 bbl/d in 2010 (2009 – 355,463 bbl/d). The decrease in crude oil and NGLs production from 2010 was primarily due to the suspension of production at Horizon, partially offset by the impact of a record heavy crude oil drilling program and the cyclic nature of the Company's thermal operations. Crude oil and NGLs production for 2011 was within the Company's previously issued guidance of 385,000 to 393,000 bbl/d.

Natural gas production continued to represent the Company's largest product offering, accounting for 35% of the Company's total production in 2011 on a BOE basis. Total natural gas production before royalties increased 1% to 1,257 MMcf/d for 2011 from 1,243 MMcf/d for 2010 (2009 – 1,315 MMcf/d). The increase in natural gas production from 2010 primarily reflected the new production volumes from Septimus and natural gas producing properties acquired during 2010 and 2011. These increases were partially offset by expected production declines due to the allocation of capital to higher return crude oil projects, which resulted in a strategic reduction of natural gas drilling activity. Natural gas production for 2011 was at the low end of the Company's issued guidance of 1,256 to 1,263 MMcf/d.

North America – Exploration and Production

North America crude oil and NGLs production for 2011 increased 9% to average 295,618 bbl/d from 270,562 bbl/d for 2010 (2009 – 234,523 bbl/d). The increase in production from 2010 was primarily due to the impact of a record heavy oil drilling program and the cyclic nature of the Company's thermal operations. The Company's heavy oil drilling continues on track and exited 2011 at over 115,000 bbl/d, an increase of approximately 19% compared to the first quarter of 2011.

North America natural gas production for 2011 increased 1% to average 1,231 MMcf/d from 1,217 MMcf/d in 2010 (2009 –1,287 MMcf/d). The increase in natural gas production from 2010 reflected new production volumes from Septimus and natural gas producing properties acquired during 2010 and 2011, offset by the impact of expected production declines due to the allocation of capital to higher return crude oil projects, which resulted in a strategic reduction of natural gas drilling activity. During 2011, the Company completed a pipeline to a deep cut gas facility, which increased Septimus liquids recoveries.

North America – Oil Sands Mining and Upgrading

As a result of a fire at Horizon's primary upgrading coking plant on January 6, 2011, all SCO production was suspended. On August 16, 2011, the Company successfully and safely recommenced operations. First pipeline deliveries commenced on August 18, 2011. As a result, production averaged 40,434 bbl/d for 2011, compared to 90,867 bbl/d for 2010. Subsequent to December 31, 2011, the Company temporarily suspended synthetic crude oil production at Horizon on February 5, 2012 to complete unplanned maintenance on the fractionating unit in the primary upgrading facility. The Company has targeted mid to late March to return to full production levels.

North Sea

North Sea crude oil production for 2011 was 29,992 bbl/d, a decrease of 10% from 33,292 bbl/d for 2010 (2009 – 37,761 bbl/d). The decrease in production volumes from 2010 was due to natural field declines and timing of scheduled maintenance shut downs in 2011.

In December 2011, the Banff FPSO and subsea infrastructure suffered storm damage. Operations at Banff/Kyle, with combined net production of approximately 3,500 bbl/d, were suspended and appropriate shut down procedures were activated. The FPSO and associated floating storage unit have subsequently been removed from the field, and the extent of the damage, including associated costs and timing of returning to the field, is currently being assessed.

Offshore Africa

Offshore Africa crude oil production for 2011 decreased 24% to 23,009 bbl/d from 30,264 bbl/d for 2010 (2009 – 32,929 bbl/d), due to natural field declines and the payout of the Baobab field in May 2011.

Guidance

The Company targets production levels in 2012 to average between 440,000 bbl/d and 480,000 bbl/d of crude oil and NGLs and between 1,247 MMcf/d and 1,297 MMcf/d of natural gas.

Crude Oil Inventory Volumes

The Company recognizes revenue on its crude oil production when title transfers to the customer and delivery has taken place. Revenue has not been recognized on crude oil volumes that were stored in various tanks, pipelines, or FPSOs as follows:

(bbl)	**2011**	2010	2009
North America – Exploration and Production	**557,475**	761,351	1,131,372
North America – Oil Sands Mining and Upgrading (SCO)	**1,021,236**	1,172,200	1,224,481
North Sea	**286,633**	264,995	713,112
Offshore Africa	**527,312**	404,197	51,103
	2,392,656	2,602,743	3,120,068

Operating Highlights – Exploration and Production

	2011	2010	2009[3]
Crude oil and NGLs ($/bbl)[1]			
Sales price[2]	**$ 77.46**	$ 65.81	$ 57.68
Royalties	**12.30**	10.09	6.73
Production expense	**15.75**	14.16	15.92
Netback	**$ 49.41**	$ 41.56	$ 35.03
Natural gas ($/Mcf)[1]			
Sales price[2]	**$ 3.73**	$ 4.08	$ 4.53
Royalties	**0.18**	0.20	0.32
Production expense	**1.15**	1.09	1.08
Netback	**$ 2.40**	$ 2.79	$ 3.13
Barrels of oil equivalent ($/BOE)[1]			
Sales price[2]	**$ 57.16**	$ 49.90	$ 44.87
Royalties	**8.12**	6.72	4.72
Production expense	**12.42**	11.25	11.98
Netback	**$ 36.62**	$ 31.93	$ 28.17

(1) Amounts expressed on a per unit basis are based on sales volumes.
(2) Net of transportation and blending costs and excluding risk management activities.
(3) Comparative amounts for 2009 are reported in accordance with Canadian generally accepted accounting principles as previously reported.

Analysis of Product Prices – Exploration and Production

	2011	2010	2009[3]
Crude oil and NGLs ($/bbl)[1][2]			
North America	**$ 72.17**	$ 62.28	$ 54.70
North Sea	**$ 108.56**	$ 82.49	$ 68.84
Offshore Africa	**$ 105.53**	$ 78.93	$ 65.27
Company average	**$ 77.46**	$ 65.81	$ 57.68
Natural gas ($/Mcf)[1][2]			
North America	**$ 3.64**	$ 4.05	$ 4.51
North Sea	**$ 4.07**	$ 3.83	$ 4.66
Offshore Africa	**$ 9.56**	$ 6.63	$ 6.11
Company average	**$ 3.73**	$ 4.08	$ 4.53
Company average ($/BOE)[1][2]	**$ 57.16**	$ 49.90	$ 44.87

(1) Amounts expressed on a per unit basis are based on sales volumes.
(2) Net of transportation and blending costs and excluding risk management activities.
(3) Comparative amounts for 2009 are reported in accordance with Canadian generally accepted accounting principles as previously reported.

Realized crude oil and NGLs prices increased 18% to average $77.46 per bbl for 2011 from $65.81 per bbl for 2010 (2009 – $57.68 per bbl). The increase in 2011 was primarily a result of higher WTI and Brent benchmark crude oil prices during the year, partially offset by the impact of a stronger Canadian dollar.

The Company's realized natural gas price decreased 9% to average $3.73 per Mcf for 2011 from $4.08 per Mcf for 2010 (2009 – $4.53 per Mcf). The decrease in 2011 was primarily related to lower NYMEX and AECO benchmark pricing related to the impact of strong supply from US shale projects.

North America

North America realized crude oil prices increased 16% to average $72.17 per bbl for 2011 from $62.28 per bbl for 2010 (2009 – $54.70 per bbl). The increase in 2011 was primarily a result of higher WTI benchmark pricing, partially offset by the impact of a stronger Canadian dollar.

The Company continues to focus on its crude oil marketing strategy, including a blending strategy that expands markets within current pipeline infrastructure, supporting pipeline projects that will provide capacity to transport crude oil to new markets, and working with refiners to add incremental heavy crude oil conversion capacity. During 2011, the Company contributed approximately 162,000 bbl/d of heavy crude oil blends to the WCS stream. The Company has entered into a 20 year transportation agreement to ship 120,000 bbl/d of heavy crude oil on the proposed Keystone XL Pipeline from Hardisty, Alberta to the US Gulf Coast. The Company also entered into a 20 year crude oil purchase and sales agreement to sell 100,000 bbl/d of heavy crude oil to a major US refiner. In January 2012, the Presidential permit for the Keystone XL pipeline was denied until such time as a new route through Nebraska is determined. Final recommendation from the US State department is anticipated in the first quarter of 2013, with an expected pipeline in-service date in 2015.

During 2011, the Company announced that it had entered into a partnership agreement with North West Upgrading Inc. to move forward with detailed engineering regarding the construction and operation of a bitumen upgrader and refinery near Redwater, Alberta. In addition, the partnership entered into a 30 year fee-for-service agreement to process bitumen supplied by the Company and the Government of Alberta under the Bitumen Royalty In Kind initiative. Project development is dependent upon completion of detailed engineering and final project sanction by the partnership and its partners and approval of the final tolls. Board sanction is currently targeted for 2012.

North America realized natural gas prices decreased 10% to average $3.64 per Mcf for 2011 from $4.05 per Mcf for 2010 (2009 – $4.51 per Mcf), primarily related to the impact of strong supply from US shale projects.

Comparisons of the prices received in North America Exploration and Production by product type were as follows:

(Yearly average)	**2011**	2010	2009
Wellhead Price [1][2]			
Light and medium crude oil and NGLs (C$/bbl)	**$ 82.01**	$ 68.02	$ 57.02
Pelican Lake heavy crude oil (C$/bbl)	**$ 71.45**	$ 61.69	$ 55.52
Primary heavy crude oil (C$/bbl)	**$ 70.51**	$ 62.04	$ 55.66
Bitumen (thermal oil) (C$/bbl)	**$ 68.55**	$ 59.55	$ 51.18
Natural gas (C$/Mcf)	**$ 3.64**	$ 4.05	$ 4.51

(1) Amounts expressed on a per unit basis are based on sales volumes.
(2) Net of transportation and blending costs and excluding risk management activities.

North Sea

North Sea realized crude oil prices increased 32% to average $108.56 per bbl for 2011 from $82.49 per bbl for 2010 (2009 – $68.84 per bbl). Realized crude oil prices per bbl in any particular period are dependent on the terms of the various sales contracts, the frequency and timing of liftings of each field, and prevailing crude oil prices at the time of lifting. The increase in realized crude oil prices in the North Sea from 2010 reflected fluctuations in Brent benchmark pricing and the US dollar.

Offshore Africa

Offshore Africa realized crude oil prices increased 34% to average $105.53 per bbl for 2011 from $78.93 per bbl for 2010 (2009 – $65.27 per bbl). Realized crude oil prices per bbl in any particular year are dependent on the terms of the various sales contracts, the frequency and timing of liftings of each field, and prevailing crude oil prices at the time of lifting. The increase in realized crude oil prices in Offshore Africa from 2010 reflected fluctuations in Brent benchmark pricing and the US dollar.

Royalties – Exploration and Production

	2011	2010	2009[2]
Crude oil and NGLs ($/bbl)[1]			
North America	**$ 13.51**	$ 11.85	$ 7.93
North Sea	**$ 0.26**	$ 0.16	$ 0.14
Offshore Africa	**$ 12.47**	$ 5.54	$ 5.79
Company average	**$ 12.30**	$ 10.09	$ 6.73
Natural gas ($/Mcf)[1]			
North America	**$ 0.16**	$ 0.20	$ 0.32
Offshore Africa	**$ 1.59**	$ 0.53	$ 0.53
Company average	**$ 0.18**	$ 0.20	$ 0.32
Company average ($/BOE)[1]	**$ 8.12**	$ 6.72	$ 4.72

(1) Amounts expressed on a per unit basis are based on sales volumes.
(2) Comparative amounts for 2009 are reported in accordance with Canadian generally accepted accounting principles as previously reported.

North America

Government royalties on a significant portion of North America crude oil and NGLs production fall under the oil sands royalty regime and are calculated on a project by project basis as a percentage of gross revenue less operating, capital and abandonment costs ("net profit"). Effective January 1, 2009, changes to the Alberta royalty regime resulted in the implementation of a sliding scale for oil sands royalties ranging from 1% to 9% on a gross revenue basis pre-payout and 25% to 40% on a net revenue basis post-payout, depending on benchmark crude oil pricing.

Crude oil and NGLs royalties averaged approximately 19% of product sales in 2011 and were comparable to 2010 (2009 – 14%). North America crude oil and NGLs royalties per bbl are anticipated to average 18% to 21% of gross revenue for 2012.

Natural gas royalties averaged approximately 4% of gross revenues for 2011 compared to 5% in 2010 (2009 – 7%), primarily due to lower benchmark natural gas prices. North America natural gas royalties per Mcf are anticipated to average 1% to 3% of gross revenue for 2012.

North Sea

North Sea government royalties on crude oil were eliminated effective January 1, 2003. The remaining royalty is a gross overriding royalty on the Ninian field.

Offshore Africa

Under the terms of the various Production Sharing Contracts ("PSCs"), royalty rates fluctuate based on realized commodity pricing, capital costs, the status of payouts, and the timing of liftings from each field.

Royalty rates as a percentage of revenue averaged approximately 17% for 2011 compared to 7% for 2010 (2009 – 9%) primarily due to higher crude oil pricing and payout of the Baobab field. Offshore Africa royalty rates are anticipated to average 13% to 15% for 2012.

Production Expense – Exploration and Production

		2011		2010		2009[2]
Crude oil and NGLs ($/bbl)[1]						
North America	**$**	**13.21**	$	12.14	$	14.63
North Sea	**$**	**37.06**	$	29.73	$	26.98
Offshore Africa	**$**	**20.72**	$	14.64	$	12.83
Company average	**$**	**15.75**	$	14.16	$	15.92
Natural gas ($/Mcf)[1]						
North America	**$**	**1.12**	$	1.06	$	1.07
North Sea	**$**	**2.83**	$	2.91	$	2.16
Offshore Africa	**$**	**2.03**	$	1.76	$	1.23
Company average	**$**	**1.15**	$	1.09	$	1.08
Company average ($/BOE)[1]	**$**	**12.42**	$	11.25	$	11.98

(1) Amounts expressed on a per unit basis are based on sales volumes.
(2) Comparative amounts for 2009 are reported in accordance with Canadian generally accepted accounting principles as previously reported.

North America

North America crude oil and NGLs production expense for 2011 increased 9% to $13.21 per bbl from $12.14 per bbl for 2010 (2009 – $14.63 per bbl). The increase in production expense per bbl from 2010 was primarily a result of higher overall service costs relating to heavy crude oil production and the timing of thermal steam cycles. North America crude oil and NGLs production expense is anticipated to average $11.00 to $13.00 per bbl for 2012.

North America natural gas production expense for 2011 increased 6% to $1.12 per Mcf, from $1.06 per Mcf for 2010 (2009 – $1.07 per Mcf). Natural gas production expense increased from 2010 due to acquisitions of natural gas producing properties that have higher production costs per Mcf than the Company's existing properties. North America natural gas production expense is anticipated to average $1.10 to $1.20 per Mcf for 2012.

North Sea

North Sea crude oil production expense for 2011 increased 25% to $37.06 per bbl from $29.73 per bbl for 2010 (2009 - $26.98 per bbl). Production expense increased on a per barrel basis due to lower production volumes on relatively fixed costs and increased fuel prices. North Sea crude oil production expense is anticipated to average $43.00 to $48.00 per bbl for 2012.

Offshore Africa

Offshore Africa crude oil production expense for 2011 increased 42% to $20.72 per bbl from $14.64 per bbl for 2010 (2009 - $12.83 per bbl). Production expense increased on a per barrel basis due to lower production volumes on relatively fixed costs, and the timing of liftings from each field. Offshore Africa crude oil production expense is anticipated to average $27.00 to $29.00 per bbl for 2012.

Depletion, Depreciation and Amortization – Exploration and Production

($ millions, except per BOE amounts) [1]		2011		2010		2009[2]
North America	$	**2,840**	$	2,484	$	2,060
North Sea		**249**		297		261
Offshore Africa		**242**		935		335
Expense	$	**3,331**	$	3,716	$	2,656
$/BOE	$	**16.35**	$	18.76	$	13.82

(1) Amounts expressed on a per unit basis are based on sales volumes.
(2) Comparative amounts for 2009 are reported in accordance with Canadian generally accepted accounting principles as previously reported.

Depletion, Depreciation and Amortization expense for 2011 decreased to $3,331 million from $3,716 million for 2010 (2009 – $2,656 million), due to lower sales volumes in the North Sea and Offshore Africa, and the impact of an impairment related to Gabon, Offshore Africa at December 31, 2010, partially offset by higher sales volumes in North America.

Asset Retirement Obligation Accretion – Exploration and Production

($ millions, except per BOE amounts) [1]		2011		2010		2009[2]
North America	$	**70**	$	52	$	41
North Sea		**33**		36		24
Offshore Africa		**7**		7		4
Expense	$	**110**	$	95	$	69
$/BOE	$	**0.54**	$	0.47	$	0.36

(1) Amounts expressed on a per unit basis are based on sales volumes.
(2) Comparative amounts for 2009 are reported in accordance with Canadian generally accepted accounting principles as previously reported.

Asset retirement obligation accretion expense represents the increase in the carrying amount of the asset retirement obligation due to the passage of time.

Operating Highlights – Oil Sands Mining and Upgrading

Operations Update

On January 6, 2011, the Company suspended SCO production at its Oil Sands Mining and Upgrading operations due to a fire in the primary upgrading coking plant. The Company successfully and safely recommenced operations on August 16, 2011. First pipeline deliveries commenced on August 18, 2011. As a result, production averaged 40,434 bbl/d for 2011, compared to 90,867 bbl/d for 2010 (2009 – 50,250 bbl/d).

Subsequent to December 31, 2011, the Company temporarily suspended synthetic crude oil production at Horizon on February 5, 2012 to complete unplanned maintenance on the fractionating unit in the primary upgrading facility. The Company has targeted mid to late March to return to full production levels.

Product Prices and Royalties – Oil Sands Mining and Upgrading

($/bbl) [1]		2011		2010		2009[5]
SCO sales price [2]	$	**99.74**	$	77.89	$	70.83
Bitumen value for royalty purposes [3]	$	**61.86**	$	56.14	$	56.57
Bitumen royalties [4]	$	**3.99**	$	2.72	$	2.15

(1) Amounts expressed on a per unit basis in 2011 are based on sales volumes excluding the period during suspension of production.
(2) Net of transportation and excluding risk management activities.
(3) Calculated as the simple average of the monthly bitumen valuation methodology price.
(4) Calculated based on actual bitumen royalties expensed during the period; divided by the corresponding SCO sales volumes.
(5) Comparative amounts for 2009 are reported in accordance with Canadian generally accepted accounting principles as previously reported.

Realized SCO sales prices increased 28% to average $99.74 per bbl for 2011 from $77.89 per bbl for 2010 (2009 – $70.83 per bbl). The increase in SCO prices from 2010 was primarily due to the increase in the WTI benchmark price, partially offset by the impact of a stronger Canadian dollar.

Production Cost – Oil Sands Mining and Upgrading

The following tables are reconciled to the Oil Sands Mining and Upgrading production costs disclosed in note 20 to the Company's consolidated financial statements.

($ millions)		2011		2010		2009[1]
Cash costs	$	**1,127**	$	1,208	$	683
Less: costs incurred during the period of suspension of production		**(581)**		–		–
Adjusted cash costs	$	**546**	$	1,208	$	683
Adjusted cash costs, excluding natural gas costs	$	**502**	$	1,082	$	599
Adjusted natural gas costs		**44**		126		84
Adjusted cash production costs	$	**546**	$	1,208	$	683

(1) Comparative amounts for 2009 are reported in accordance with Canadian generally accepted accounting principles as previously reported.

($/bbl)[1]		2011		2010		2009[2]
Adjusted cash costs, excluding natural gas costs	$	**33.68**	$	32.58	$	34.97
Adjusted natural gas costs		**2.96**		3.78		4.92
Adjusted cash production costs	$	**36.64**	$	36.36	$	39.89
Sales (bbl/d)		**40,847**		91,010		46,896

(1) Amounts expressed on a per unit basis in 2011 are based on sales volumes excluding the period during suspension of production.
(2) Comparative amounts for 2009 are reported in accordance with Canadian generally accepted accounting principles as previously reported.

Adjusted cash production costs averaged $36.64 per bbl for 2011, an increase of 1% compared to $36.36 per bbl for 2010 (2009 – $39.89 per bbl).

Depletion, Depreciation and Amortization – Oil Sands Mining and Upgrading

($ millions)		2011		2010		2009[2]
Depletion, depreciation and amortization	$	**266**	$	396	$	187
Less: depreciation incurred during the period of suspension of production		**(64)**		–		–
Adjusted depletion, depreciation and amortization	$	**202**	$	396	$	187
$/bbl[1]	$	**13.54**	$	11.91	$	10.95

(1) Amounts expressed on a per unit basis in 2011 are based on sales volumes excluding the period during suspension of production.
(2) Comparative amounts for 2009 are reported in accordance with Canadian generally accepted accounting principles as previously reported.

Depletion, depreciation and amortization expense for 2011 decreased from 2010 primarily due to the impact of the Horizon suspension.

Asset Retirement Obligation Accretion – Oil Sands Mining and Upgrading

		2011		2010		2009[2]
Expense ($ millions)	$	**20**	$	28	$	21
$/bbl[1]	$	**1.33**	$	0.88	$	1.22

(1) Amounts expressed on a per unit basis are based on sales volumes.
(2) Comparative amounts for 2009 are reported in accordance with Canadian generally accepted accounting principles as previously reported.

Midstream

($ millions)		2011		2010		2009[1]
Revenue	$	**88**	$	79	$	72
Production expense		**26**		22		19
Midstream cash flow		**62**		57		53
Depreciation		**7**		8		9
Segment earnings before taxes	$	**55**	$	49	$	44

(1) Comparative amounts for 2009 are reported in accordance with Canadian generally accepted accounting principles as previously reported.

The Company's midstream assets consist of three crude oil pipeline systems and a 50% working interest in an 84-megawatt cogeneration plant at Primrose. Approximately 80% of the Company's heavy crude oil production is transported to international mainline liquid pipelines via the 100% owned and operated ECHO Pipeline, the 62% owned and operated Pelican Lake Pipeline and the 15% owned Cold Lake Pipeline. The midstream pipeline assets allow the Company to control the transport of its own production volumes as well as earn third party revenue. This transportation control enhances the Company's ability to manage the full range of costs associated with the development and marketing of its heavier crude oil.

Administration Expense

($ millions, except per BOE amounts) [1]	2011	2010	2009[2]
Expense	**$ 235**	$ 211	$ 181
$/BOE	**$ 1.07**	$ 0.92	$ 0.87

(1) Amounts expressed on a per unit basis are based on sales volumes.
(2) Comparative amounts for 2009 are reported in accordance with Canadian generally accepted accounting principles as previously reported.

Administration expense for 2011 increased from 2010 primarily due to higher staffing and general corporate costs.

Share-Based Compensation

($ millions)	2011	2010	2009[1]
(Recovery) expense	**$ (102)**	$ 203	$ 355

(1) Comparative amounts for 2009 are reported in accordance with Canadian generally accepted accounting principles as previously reported.

The Company's Stock Option Plan (the "Option Plan") provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered.

The Company recorded a $102 million share-based compensation recovery during 2011 primarily as a result of remeasurement of the fair value of outstanding stock options at the end of the period, related to a decrease in the Company's share price, offset by normal course graded vesting of stock options granted in prior periods and the impact of vested stock options exercised or surrendered during the period. For the year ended December 31, 2011, no net amounts were capitalized in respect of share-based compensation to Oil Sands Mining and Upgrading (2010 – capitalized $32 million; 2009 – capitalized $2 million).

The share-based compensation liability at December 31, 2011 reflected the Company's liability for awards granted to employees at fair value estimated using the Black-Scholes valuation model. In periods when substantial stock price changes occur, the Company's net earnings are subject to significant volatility. The Company utilizes its share-based compensation plan to attract and retain employees in a competitive environment. All employees participate in this plan.

During 2011, the Company paid $14 million for stock options surrendered for cash payments (2010 – $45 million; 2009 – $94 million).

Interest and Other Financing Costs

($ millions, except per BOE amounts and interest rates) [1]	2011	2010	2009[2]
Expense, gross	**$ 432**	$ 476	$ 516
Less: capitalized interest	**59**	28	106
Expense, net	**$ 373**	$ 448	$ 410
$/BOE	**$ 1.71**	$ 1.94	$ 1.96
Average effective interest rate	**4.7%**	4.9%	4.3%

(1) Amounts expressed on a per unit basis are based on sales volumes.
(2) Comparative amounts for 2009 are reported in accordance with Canadian generally accepted accounting principles as previously reported.

Gross interest and other financing costs for 2011 decreased from 2010 due to the impact of a stronger Canadian dollar on US dollar denominated debt, partially offset by higher average debt levels and variable interest rates. Capitalized interest for 2011 increased from 2010 due to additional amounts relating to Horizon and the Kirby Project.

The Company's average effective interest rate for 2011 decreased from 2010 primarily due to settlement of the US$400 million of 6.70% US dollar denominated debt securities and subsequent issuance of US$500 million of 1.45% unsecured notes due November 2014 and US$500 million of 3.45% unsecured notes due November 2021.

Risk Management Activities

The Company utilizes various derivative financial instruments to manage its commodity price, foreign currency and interest rate exposures. These derivative financial instruments are not intended for trading or speculative purposes.

($ millions)		2011		2010		2009[1]
Crude oil and NGLs financial instruments	$	**117**	$	84	$	(1,330)
Natural gas financial instruments		**–**		(234)		(33)
Foreign currency contracts and interest rate swaps		**(16)**		40		110
Realized loss (gain)	**$**	**101**	$	(110)	$	(1,253)
Crude oil and NGLs financial instruments	$	**(134)**	$	(108)	$	2,039
Natural gas financial instruments		**–**		72		(58)
Foreign currency contracts and interest rate swaps		**6**		12		10
Unrealized (gain) loss	**$**	**(128)**	$	(24)	$	1,991
Net (gain) loss	**$**	**(27)**	$	(134)	$	738

(1) Comparative amounts for 2009 are reported in accordance with Canadian generally accepted accounting principles as previously reported.

Complete details related to outstanding derivative financial instruments at December 31, 2011 are disclosed in note 17 to the Company's consolidated financial statements.

The cash settlement amount of commodity derivative financial instruments may vary materially depending upon the underlying crude oil and natural gas prices at the time of final settlement, as compared to their fair value at December 31, 2011.

Due to changes in crude oil forward pricing and the reversal of prior period unrealized gains and losses related to crude oil and foreign currency contracts, the Company recorded a net unrealized gain of $128 million ($95 million after-tax) on its risk management activities for 2011 (2010 – $24 million unrealized gain, $16 million after-tax; 2009 – $1,991 million unrealized loss, $1,437 million after-tax).

Foreign Exchange

($ millions)		2011		2010		2009[2]
Net realized (gain) loss	$	**(214)**	$	(2)	$	30
Net unrealized loss (gain)[1]		**215**		(161)		(661)
Net loss (gain)	$	**1**	$	(163)	$	(631)

(1) Amounts are reported net of the hedging effect of cross currency swaps.
(2) Comparative amounts for 2009 are reported in accordance with Canadian generally accepted accounting principles as previously reported.

The Company's operating results are affected by the fluctuations in the exchange rates between the Canadian dollar, US dollar, and UK pound sterling. The majority of the Company's revenue is based on reference to US dollar benchmark prices. An increase in the value of the Canadian dollar in relation to the US dollar results in decreased revenue from the sale of the Company's production. Conversely a decrease in the value of the Canadian dollar in relation to the US dollar results in increased revenue from the sale of the Company's production. Production expenses in the North Sea are subject to foreign currency fluctuations due to changes in the exchange rate of the UK pound sterling to the US dollar. The value of the Company's US dollar denominated debt is also impacted by the value of the Canadian dollar in relation to the US dollar.

The net unrealized foreign exchange loss in 2011 was primarily due to the reversal of the unrealized foreign exchange gain on the settlement of the US$400 million 6.70% US dollar denominated debt securities, together with the weakening of the Canadian dollar at December 31, 2011 with respect to US dollar denominated debt. Included in the net unrealized loss for 2011 was an unrealized gain of $42 million (2010 – $101 million unrealized loss, 2009 – $338 million unrealized loss) related to the impact of cross currency swaps. The net realized foreign exchange gain for 2011 was primarily due to the settlement of the US$400 million 6.70% US dollar denominated debt securities, partially offset by foreign exchange rate fluctuations on settlement of working capital items denominated in US dollars or UK pounds sterling. The Canadian dollar ended the year at US$0.9833 compared to US$1.0054 at December 31, 2010 (December 31, 2009 – US$0.9555).

Taxes

($ millions, except income tax rates)		2011		2010		2009[4]
North America[1]	$	**315**	$	431	$	28
North Sea		**245**		203		278
Offshore Africa		**140**		64		82
PRT expense – North Sea		**135**		68		70
Other taxes		**25**		23		21
Current income tax		**860**		789		479
Deferred income tax expense (recovery)		**412**		408		(99)
Deferred PRT expense – North Sea		**(5)**		(9)		15
Deferred income tax		**407**		399		(84)
		1,267		1,188		395
Income tax rate and other legislative changes[2]		**(104)**		(132)		19
	$	**1,163**	$	1,056	$	414
Effective income tax rate on adjusted net earnings from operations[3]		**27.7%**		28.9%		24.3%

(1) Includes North America Exploration and Production, Midstream, and Oil Sands Mining and Upgrading segments.
(2) Deferred income tax expense in 2011 included a charge of $104 million related to enacted changes in the UK to increase the corporate income tax rate charged on profits from UK North Sea crude oil and natural gas production from 50% to 62%. Deferred income tax expense in 2010 included a charge of $132 million related to changes in Canada to the taxation of stock options surrendered by employees for cash payments. Deferred income tax expense in 2009 included the effects of one time recoveries of $19 million due to British Columbia corporate income tax rate reductions.
(3) Excludes the impact of current and deferred PRT expense and other current income tax expense.
(4) Comparative amounts for 2009 are reported in accordance with Canadian generally accepted accounting principles as previously reported.

Taxable income from the Exploration and Production business in Canada is primarily generated through partnerships, with the related income taxes payable in periods subsequent to the current reporting period. North America current and deferred income taxes have been provided on the basis of this corporate structure. In addition, current income taxes in each operating segment will vary depending upon available income tax deductions related to the nature, timing and amount of capital expenditures incurred in any particular year.

During 2011, the Canadian Federal government enacted legislation to implement several taxation changes. These changes include a requirement that, beginning in 2012, partnership income must be included in the taxable income of each corporate partner based on the tax year of the partner, rather than the fiscal year of the partnership. The legislation includes a five-year transition provision and has no impact on net earnings.

During 2011, the UK government enacted an increase to the supplementary income tax rate charged on profits from UK North Sea crude oil and natural gas production, increasing the combined corporate and supplementary income tax rate from 50% to 62%. As a result of the income tax rate change, the Company's deferred income tax liability was increased by $104 million. In its 2011 budget, the UK government announced its intention to restrict tax relief on decomisssioning expenditures to 50% for non-PRT fields and 75% for PRT fields. The proposed legislation to effect the restriction was released in 2011 for enactment in 2012. This proposed tax change would result in a deferred tax charge currently estimated at $56 million.

During 2010, deferred income tax expense included a charge of $132 million related to enacted changes in Canada to the taxation of stock options surrendered by employees for cash.

The Company files income tax returns in the various jurisdictions in which it operates. These tax returns are subject to periodic examinations in the normal course by the applicable tax authorities. The tax returns as prepared may include filing positions that could be subject to differing interpretations of applicable tax laws and regulations, which may take several years to resolve. The Company does not believe the ultimate resolution of these matters will have a material impact upon the Company's results of operations, financial position or liquidity.

For 2012, based on budgeted prices and the current availability of tax pools, the Company expects to incur current income tax expense of $700 million to $800 million in Canada and $200 million to $300 million in the North Sea and Offshore Africa.

Net Capital Expenditures [1]

($ millions)		2011		2010		2009[5]
Exploration and Evaluation						
Net expenditures	$	**312**	$	572	$	–
Property, Plant and Equipment						
Net property acquisitions		**1,012**		1,482		6
Land acquisition and retention		**44**		41		77
Seismic evaluations		**47**		51		73
Well drilling, completion and equipping		**1,878**		1,499		1,244
Production and related facilities		**1,690**		1,122		977
Capitalized interest		**13**		–		–
Net expenditures		**4,684**		4,195		2,377
Total Exploration and Production		**4,996**		4,767		2,377
Oil Sands Mining and Upgrading:						
Horizon Phase 1 construction and commissioning costs and other		**–**		–		271
Horizon Phases 2/3 construction costs		**481**		319		104
Sustaining capital		**170**		128		80
Turnaround costs		**79**		–		–
Capitalized interest, share-based compensation and other		**48**		96		98
Total Oil Sands Mining and Upgrading [2]		**778**		543		553
Horizon coker rebuild and collateral damage costs [3]		**404**		–		–
Midstream		**5**		7		6
Abandonments [4]		**213**		179		48
Head office		**18**		18		13
Total net capital expenditures	$	**6,414**	$	5,514	$	2,997
By segment						
North America	$	**4,736**	$	4,369	$	1,663
North Sea		**227**		149		168
Offshore Africa		**33**		249		546
Oil Sands Mining and Upgrading		**1,182**		543		553
Midstream		**5**		7		6
Abandonments [4]		**213**		179		48
Head office		**18**		18		13
Total	$	**6,414**	$	5,514	$	2,997

(1) Net capital expenditures exclude adjustments related to differences between carrying value and tax value, and other fair value adjustments.
(2) Net expenditures for the Oil Sands Mining and Upgrading assets also include the impact of intersegment eliminations.
(3) The Company recognized $393 million of property damage insurance recoveries (see note 10 to the Company's consolidated financial statements), offsetting the costs incurred related to the Coker rebuild and collateral damage costs.
(4) Abandonments represent expenditures to settle asset retirement obligations and have been reflected as capital expenditures in this table.
(5) Comparative amounts for 2009 are reported in accordance with Canadian generally accepted accounting principles as previously reported.

The Company's operating strategy is focused on building a diversified asset base that is balanced among various products. In order to facilitate efficient operations, the Company concentrates its activities in core areas. The Company focuses on maintaining its land inventories to enable the continuous exploitation of play types and geological trends, greatly reducing overall exploration risk. By owning associated infrastructure, the Company is able to maximize utilization of its production facilities, thereby increasing control over production costs.

Net capital expenditures for 2011 were $6,414 million compared to $5,514 million for 2010 (2009 – $2,997 million). The increase in capital expenditures from 2010 was primarily due to an increase in well drilling and completion expenditures related to the Company's record heavy crude oil drilling program, an increase in the Company's abandonment program, and costs associated with the coker rebuild and collateral damage resulting from the coker fire, partially offset by lower property acquisitions.

Drilling Activity (number of wells)	**2011**	2010	2009
Net successful natural gas wells	**83**	92	109
Net successful crude oil wells [(1)]	**1,103**	934	644
Dry wells	**48**	33	46
Stratigraphic test / service wells	**657**	491	329
Total	**1,891**	1,550	1,128
Success rate (excluding stratigraphic test / service wells)	**96%**	97%	94%

(1) Includes bitumen wells.

North America

North America, excluding Oil Sands Mining and Upgrading, accounted for approximately 77% of the total capital expenditures for 2011 compared to approximately 83% for 2010 (2009 – 58%).

During 2011, the Company targeted 86 net natural gas wells, including 15 wells in Northeast British Columbia, 57 wells in Northwest Alberta and 14 wells in the Northern Plains. The Company also targeted 1,147 net crude oil wells. The majority of these wells were concentrated in the Company's Northern Plains region where 783 primary heavy crude oil wells, 66 Pelican Lake heavy crude oil wells, 19 light crude oil wells and 156 bitumen (thermal oil) wells were drilled. Another 123 wells targeting light crude oil were drilled outside the Northern Plains region.

The Company continued to access its large crude oil drilling inventory to maximize value in both the short and long term. Due to the Company's focus on drilling crude oil wells in recent years and low natural gas prices, natural gas drilling activities have been reduced. Deferred natural gas well locations have been retained in the Company's prospect inventory.

As part of the phased expansion of its in situ Oil Sands Assets, the Company is continuing to develop its Primrose thermal projects. During 2011, the Company drilled 141 bitumen (thermal oil) wells, and 111 stratigraphic test wells and observation wells. Overall Primrose thermal production for 2011 averaged approximately 98,000 bbl/d, compared to approximately 90,000 bbl/d in 2010 (2009 – 64,000 bbl/d)

The next planned phase of the Company's in situ Oil Sands Assets expansion is the Kirby South Phase 1 Project. During 2010, the Company received final regulatory approval for Phase 1 of the Project, and the Company's Board of Directors sanctioned Kirby South Phase 1. Construction has commenced, with first steam targeted in 2013. Drilling has been completed on the second of seven pads and has commenced on the third pad.

The Company continued to develop the tertiary recovery conversion projects at Pelican Lake throughout 2011. Pelican Lake production averaged approximately 38,000 bbl/d in 2011 (2010 – 38,000 bbl/d; 2009 – 37,000 bbl/d).

For 2012, planned crude oil drilling activity in North America is comprised of 1,114 net crude oil and bitumen wells and 45 net natural gas wells, excluding stratigraphic and service wells. As a result of lower 2012 natural gas prices than originally anticipated, the Company has reduced its planned natural gas capital expenditures by approximately $170 million, reducing North America natural gas production by approximately 20 MMcf/d.

Oil Sands Mining and Upgrading

Phase 2/3 spending during 2011 continued to be focused on final construction and pre-commissioning of the third ore preparation plant and associated hydro-transport, as well as additional product tankage, the butane treatment unit and the sulphur recovery unit. Final commissioning of the ore preparation plant and associated hydro-transport was completed in January 2012.

Due to property damage resulting from a fire in the primary upgrading coking plant at January 6, 2011, the Company recognized a Horizon asset impairment provision of $396 million, net of accumulated depletion and amortization. Insurance proceeds of $393 million were also recognized, offsetting such property damage. Production resumed in August 2011.

The Company has finalized its property damage insurance claim with certain of its insurers. The Company believes that the remaining portion of the property damage insurance claim will be settled without any significant adjustments from the $393 million currently recognized. The Company also maintains business interruption insurance to reduce operating losses related to its ongoing Horizon operations. The Company finalized its business interruption insurance claim related to the fire for proceeds of $333 million.

Subsequent to December 31, 2011, the Company temporarily suspended synthetic crude oil production at Horizon on February 5, 2012 to complete unplanned maintenance on the fractionating unit in the primary upgrading facility. The Company has targeted mid to late March to return to full production levels.

North Sea

During 2011, the Company incurred drilling and capital expenditures on the three Ninian platforms, facilities upgrade projects at Lyell and ongoing capital turnaround projects at Tiffany and Murchison.

In December 2011, the Banff FPSO and subsea infrastructure suffered storm damage. Operations at Banff/Kyle, with combined net production of approximately 3,500 bbl/d, were suspended and appropriate shut down procedures were activated. The FPSO and associated floating storage unit were subsequently removed from the field. All personnel on board the FPSO were safe and accounted for. The extent of the damage, including associated costs and timing of returning to the field, is currently being assessed.

In March 2011, the UK government enacted an increase to the corporate income tax rate charged on profits from UK North Sea crude oil and natural gas production from 50% to 62%. This resulted in an increase to the overall corporate tax rate applicable to net operating income from oil and gas activities to 62% for non-PRT paying fields and 81% for PRT paying fields, after allowing for deductions for capital and abandonment expenditures. As a result of the increase in the corporate income tax rate, the Company's development activities in 2011 in the North Sea were reduced. The Company is continuing to high grade all North Sea prospects for potential development opportunities in 2012 and future years.

Offshore Africa

During 2011, the Company sanctioned an 8 well drilling program at the Espoir field in Côte d'Ivoire. Preparations are ongoing and a rig has been contracted to commence drilling operations targeted for late 2012.

Liquidity and Capital Resources

($ millions, except ratios)	2011	2010	2009[8]
Working capital (deficit)[1]	$ (894)	$ (1,200)	$ (514)
Long-term debt[2][3]	$ 8,571	$ 8,485	$ 9,658
Shareholders' equity			
Share capital	$ 3,507	$ 3,147	$ 2,834
Retained earnings	19,365	17,212	16,696
Accumulated other comprehensive (loss) income	26	9	(104)
Total	$ 22,898	$ 20,368	$ 19,426
Debt to book capitalization[3][4]	27%	29%	33%
Debt to market capitalization[3][5]	17%	15%	19%
After-tax return on average common shareholders' equity[6]	12%	8%	8%
After-tax return on average capital employed[7]	10%	7%	6%

(1) Calculated as current assets less current liabilities, excluding the current portion of long-term debt.
(2) Includes the current portion of long-term debt (2011 – $359 million; 2010 – $397 million; 2009 – $nil).
(3) Long-term debt is stated at its carrying value, net of fair value adjustments, original issue discounts and transaction costs.
(4) Calculated as current and long-term debt; divided by the book value of common shareholders' equity plus current and long-term debt.
(5) Calculated as current and long-term debt; divided by the market value of common shareholders' equity plus current and long-term debt.
(6) Calculated as net earnings for the twelve month trailing period; as a percentage of average common shareholders' equity for the year.
(7) Calculated as net earnings plus after-tax interest and other financing costs for the twelve month trailing period; as a percentage of average capital employed for the year.
(8) Comparative amounts for 2009 are reported in accordance with Canadian generally accepted accounting principles as previously reported.

At December 31, 2011, the Company's capital resources consisted primarily of cash flow from operations, available bank credit facilities and access to debt capital markets. Cash flow from operations and the Company's ability to renew existing bank credit facilities and raise new debt is dependent on factors discussed in the "Risks and Uncertainties" section of this MD&A. In addition, the Company's ability to renew existing bank credit facilities and raise new debt is also dependent upon maintaining an investment grade debt rating and the condition of capital and credit markets. The Company continues to believe that its internally generated cash flow from operations supported by the implementation of its on-going hedge policy, the flexibility of its capital expenditure programs supported by its multi-year financial plans, its existing bank credit facilities, and its ability to raise new debt on commercially acceptable terms, will provide sufficient liquidity to sustain its operations in the short, medium and long term and support its growth strategy.

During 2011, the Company filed base shelf prospectuses that allow for the issue of up to $3,000 million of medium-term notes in Canada and US$3,000 million of debt securities in the United States until November 2013. Subsequently, the Company issued US$1,000 million of unsecured notes under the US base shelf prospectus, comprised of US$500 million of 1.45% unsecured notes due November 2014 and US$500 million of 3.45% unsecured notes due November 2021. Concurrently, the Company entered into cross currency swaps to fix the Canadian dollar interest and principal repayment amounts on the US$500 million of 3.45% unsecured notes due November 2021 at 3.96% and C$511 million. Proceeds from the securities issued were used to repay bank indebtedness under the Company's bank credit facilities. After issuing these securities, the Company has US$2,000 million remaining on its outstanding US$3,000 million base shelf prospectus. If issued, these securities will bear interest as determined at the date of issuance.

During 2011, the Company repaid US$400 million of US dollar denominated debt securities bearing interest at 6.70%, and the $2,230 million revolving syndicated credit facility was increased to $3,000 million and extended to June 2015. The $1,500 million revolving syndicated credit facility is currently maturing in June 2012. Each of the $3,000 million and $1,500 million facilities is extendible annually for one year periods at the mutual agreement of the Company and the lenders. During 2010, the Company repaid $400 million of the medium-term notes bearing interest at 5.50%. At December 31, 2011, the Company had $3,795 million of available credit under its bank credit facilities.

Long-term debt was $8,571 million at December 31, 2011, resulting in a debt to book capitalization ratio of 27% (December 31, 2010 – 29%; December 31, 2009 – 33%). This ratio is below the 35% to 45% internal range utilized by management. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operating activities is greater than current investment activities. The Company remains committed to maintaining a strong balance sheet, adequate available liquidity and a flexible capital structure. The Company has hedged a portion of its crude oil production for 2012 at prices that protect investment returns to ensure ongoing balance sheet strength and the completion of its capital expenditure programs. Further details related to the Company's long-term debt at December 31, 2011 are discussed in note 8 to the Company's consolidated financial statements.

The Company's commodity hedging policy reduces the risk of volatility in commodity prices and supports the Company's cash flow for its capital expenditures programs. This policy currently allows for the hedging of up to 60% of the near 12 months budgeted production and up to 40% of the following 13 to 24 months estimated production. For the purpose of this policy, the purchase of put options is in addition to the above parameters. As at March 6, 2012, approximately 40% of currently forecasted 2012 crude oil volumes were hedged using collars and puts. Further details related to the Company's commodity related derivative financial instruments outstanding at December 31, 2011 are discussed in note 17 to the Company's consolidated financial statements.

Share Capital

As at December 31, 2011, there were 1,096,460,000 common shares outstanding and 73,486,000 stock options outstanding. As at March 6, 2012, the Company had 1,100,567,000 common shares outstanding and 67,574,000 stock options outstanding.

On March 6, 2012, the Company's Board of Directors approved an increase in the annual dividend to be paid by the Company to $0.42 per common share for 2012. The increase represents an approximately 17% increase from 2011, recognizing the stability of the Company's cash flow and providing a return to shareholders. The dividend policy undergoes a periodic review by the Board of Directors and is subject to change. In March 2011, an increase in the annual dividend paid by the Company to $0.36 per common share was approved for 2011. The increase represented a 20% increase from 2010.

On March 31, 2011, the Company announced a Normal Course Issuer Bid to purchase, through the facilities of the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"), during the 12 month period commencing April 6, 2011 and ending April 5, 2012, up to 27,406,131 common shares or 2.5% of the common shares of the Company outstanding at March 25, 2011. As at December 31, 2011, 3,071,100 common shares had been purchased for cancellation at an average price of $33.68 per common share, for a total cost of $104 million.

In 2010, the Company announced a Normal Course Issuer Bid to purchase, through the facilities of the TSX and NYSE during the 12 month period commencing April 6, 2010 and ending April 5, 2011, up to 27,163,940 common shares or 2.5% of the common shares of the Company outstanding at March 17, 2010. A total of 2,000,000 common shares were purchased for cancellation under this Normal Course Issuer Bid at an average price of $33.77 per common share, for a total cost of $68 million.

Commitments and Off Balance Sheet Arrangements

In the normal course of business, the Company has entered into various commitments that will have an impact on the Company's future operations. As at December 31, 2011, no entities were consolidated under the Standing Interpretations Committee ("SIC") 12, "Consolidation – Special Purpose Entities". The following table summarizes the Company's commitments as at December 31, 2011:

($ millions)	2012	2013	2014	2015	2016	Thereafter
Product transportation and pipeline	$ 247	$ 210	$ 199	$ 185	$ 123	$ 888
Offshore equipment operating leases	$ 118	$ 101	$ 100	$ 82	$ 53	$ 119
Long-term debt [1]	$ 356	$ 806	$ 865	$ 1,196	$ 255	$ 5,135
Interest and other financing costs [2]	$ 442	$ 403	$ 384	$ 339	$ 321	$ 4,116
Office leases	$ 30	$ 33	$ 34	$ 32	$ 33	$ 305
Other	$ 288	$ 158	$ 88	$ 24	$ 2	$ 8

(1) Long-term debt represents principal repayments only and does not reflect fair value adjustments, original issue discounts or transaction costs.
(2) Interest and other financing cost amounts represent the scheduled fixed rate and variable rate cash interest payments related to long-term debt. Interest on variable rate long-term debt was estimated based upon prevailing interest rates and foreign exchange rates as at December 31, 2011.

Legal Proceedings and Other Contingencies

The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Reserves

For the years ended December 31, 2011 and 2010, the Company retained Independent Qualified Reserves Evaluators to evaluate and review all of the Company's proved and proved plus probable crude oil, NGLs and natural gas reserves. The evaluation and review was conducted in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook") and disclosed in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101") requirements. In previous years, the Company was granted an exemption from certain provisions of NI 51-101 allowing the Company to substitute SEC requirements under Regulations S-K and S-X for certain disclosures required under NI 51-101. Such exemption expired on December 31, 2010.

The Company annually discloses net proved reserves and the standardized measure of discounted future net cash flows using 12-month average prices and current costs in accordance with United States FASB Topic 932 "Extractive Activities - Oil and Gas" in the Company's annual Form 40-F filed with the SEC and in the "Supplementary Oil and Gas Information" section of the Company's Annual Report.

The following tables summarize the Company's gross proved and proved plus probable reserves as at December 31, 2011, prepared in accordance with NI 51-101 reserves disclosures:

Proved Reserves	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
December 31, 2010	482	160	239	919	1,932	4,262	63	4,505
Discoveries	–	1	–	–	–	7	–	2
Extensions	7	47	8	20	–	220	18	137
Infill Drilling	8	8	–	2	–	55	3	30
Improved Recovery	–	1	–	–	–	–	–	1
Acquisitions	2	–	–	–	–	432	7	81
Dispositions	–	–	–	–	–	–	–	–
Economic Factors	28	–	–	–	4	(174)	(1)	3
Technical Revisions	(44)	(4)	43	69	198	104	12	291
Production	(32)	(38)	(14)	(36)	(15)	(459)	(7)	(219)
December 31, 2011	**451**	**175**	**276**	**974**	**2,119**	**4,447**	**95**	**4,831**

Proved plus Probable Reserves	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
December 31, 2010	703	217	348	1,702	2,888	5,767	83	6,902
Discoveries	–	1	–	–	–	8	–	2
Extensions	10	69	14	37	388	342	29	605
Infill Drilling	11	12	–	3	–	109	7	51
Improved Recovery	1	4	–	–	–	–	–	5
Acquisitions	2	–	–	–	–	536	9	100
Dispositions	–	–	–	–	–	(1)	–	–
Economic Factors	2	–	–	–	4	(208)	(2)	(30)
Technical Revisions	(28)	(16)	40	20	90	7	15	122
Production	(32)	(38)	(14)	(36)	(15)	(459)	(7)	(219)
December 31, 2011	**669**	**249**	**388**	**1,726**	**3,355**	**6,101**	**134**	**7,538**

At December 31, 2011, the Company's gross proved crude oil and NGLs reserves totaled 4,090 MMbbl, and gross proved plus probable crude oil and NGLs reserves totaled 6,521 MMbbl. Proved reserve additions and revisions replaced 308% of 2011 production. Additions to proved reserves resulting from exploration and development activities, acquisitions and future offset additions amounted to 437 MMbbl, and additions to proved plus probable reserves amounted to 722 MMbbl. Net positive revisions amounted to 305 MMbbl for proved reserves and 125 MMbbl for proved plus probable reserves. The net gains were primarily due to technical revisions to prior estimates based on improved or better than expected reservoir performance, partially offset by negative revisions in the North Sea due to cancellation of certain of the Company's activities that became uneconomic as a result of changes in the UK fiscal structure.

At December 31, 2011, the Company's gross proved natural gas reserves totaled 4,447 Bcf, and gross proved plus probable natural gas reserves totaled 6,101 Bcf. Proved reserve additions and revisions replaced 140% of 2011 production. Additions to proved reserves resulting from exploration and development activities, acquisitions and future offset additions amounted to 644 Bcf, and additions to proved plus probable reserves amounted to 793 Bcf. Net negative revisions amounted to 70 Bcf for proved reserves and 201 Bcf for proved plus probable reserves, primarily due to lower estimated future benchmark pricing.

The Reserves Committee of the Company's Board of Directors has met with and carried out independent due diligence procedures with each of the Company's Independent Qualified Reserves Evaluators to review the qualifications of and procedures used by each evaluator in determining the estimate of the Company's quantities and net present value of remaining reserves.

Additional reserves disclosure is annually disclosed in the AIF and the "Supplementary Oil and Gas Information" section of the Company's Annual Report.

Risks and Uncertainties

The Company is exposed to various operational risks inherent in the exploration, development, production and marketing of crude oil and natural gas and the mining and upgrading of bitumen into SCO. These inherent risks include, but are not limited to, the following items:

- The ability to find, produce and replace reserves, whether sourced from exploration, improved recovery or acquisitions, at a reasonable cost, including the risk of reserve revisions due to economic and technical factors. Reserve revisions can have a positive or negative impact on asset valuations, ARO and depletion rates;
- Reservoir quality and uncertainty of reserve estimates;
- Prevailing prices and volatility of crude oil and NGLs, and natural gas;
- Regulatory risk related to approval for exploration and development activities, which can add to costs or cause delays in projects;
- Labour risk associated with securing the manpower necessary to complete capital projects in a timely and cost effective manner;
- Operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas;
- Success of exploration and development activities;

- Timing and success of integrating the business and operations of acquired properties and/or companies;
- Credit risk related to non-payment for sales contracts or non-performance by counterparties to contracts, including derivative financial instruments and physical sales contracts as part of a hedging program;
- Interest rate risk associated with the Company's ability to secure financing on commercially acceptable terms;
- Foreign exchange risk due to fluctuating exchange rates on the Company's US dollar denominated debt and as the majority of sales are based in US dollars;
- Environmental impact risk associated with exploration and development activities, including GHG;
- Mechanical or equipment failure of facilities and infrastructure;
- Risk of catastrophic loss due to fire, explosion or acts of nature;
- Geopolitical risks associated with changing governmental policies, social instability and other political, economic or diplomatic developments in the Company's operations;
- Future legislative and regulatory developments related to environmental regulation;
- Potential actions of governments, regulatory authorities and other stakeholders that may impose operating costs or restrictions in the jurisdictions where the Company has operations;
- Changing royalty regimes;
- Business interruptions because of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting the Company or other parties whose operations or assets directly or indirectly affect the Company and that may or may not be financially recoverable; and
- Other circumstances affecting revenue and expenses.

The Company uses a variety of means to help mitigate and/or minimize these risks. The Company maintains a comprehensive property loss and business interruption insurance program to reduce risk to an acceptable level. Operational control is enhanced by focusing efforts on large core areas with high working interests and by assuming operatorship of key facilities. Product mix is diversified, consisting of the production of natural gas and the production of crude oil of various grades. The Company believes this diversification reduces price risk when compared with over-leverage to one commodity. Accounts receivable from the sale of crude oil and natural gas are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. Substantially all of the Company's accounts receivables are due within normal trade terms. Derivative financial instruments are utilized to help ensure targets are met and to manage commodity prices, foreign currency rates and interest rate exposure. The Company is exposed to possible losses in the event of non-performance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with substantially all investment grade financial institutions and other entities. The arrangements and policies concerning the Company's financial instruments are under constant review and may change depending upon the prevailing market conditions.

The Company's capital structure mix is also monitored on a continual basis to ensure that it optimizes flexibility, minimizes cost and offers the greatest opportunity for growth. This includes the determination of a reasonable level of debt and any interest rate exposure risk that may exist.

For additional detail regarding the Company's risks and uncertainties, refer to the Company's AIF.

Environment

The Company continues to invest in people, technologies, facilities and infrastructure to recover and process crude oil and natural gas resources efficiently and in an environmentally sustainable manner.

The crude oil and natural gas industry is experiencing incremental increases in costs related to environmental regulation, particularly in North America and the North Sea. Existing and expected legislation and regulations require the Company to address and mitigate the effect of its activities on the environment. Increasingly stringent laws and regulations may have an adverse effect on the Company's future net earnings and cash flow from operations.

The Company's associated environmental risk management strategies focus on working with legislators and regulators to ensure that any new or revised policies, legislation or regulations properly reflect a balanced approach to sustainable development. Specific measures in response to existing or new legislation include a focus on the Company's energy efficiency, air emissions management, released water quality, reduced fresh water use and the minimization of the impact on the landscape. Training and due diligence for operators and contractors are key to the effectiveness of the Company's environmental management programs and the prevention of incidents. The Company's environmental risk management strategies employ an Environmental Management Plan (the "Plan"). Details of the Plan, along with performance results, are presented to, and reviewed by, the Board of Directors quarterly.

The Company's Plan and operating guidelines focus on minimizing the impact of operations while meeting regulatory requirements, regional management frameworks, industry operating standards and guidelines, and internal corporate standards. The Company, as part of this Plan, has implemented a proactive program that includes:

- An internal environmental compliance audit and inspection program of the Company's operating facilities;
- A suspended well inspection program to support future development or eventual abandonment;
- Appropriate reclamation and decommissioning standards for wells and facilities ready for abandonment;
- An effective surface reclamation program;
- A due diligence program related to groundwater monitoring;
- An active program related to preventing and reclaiming spill sites;
- A solution gas conservation program;
- A program to replace the majority of fresh water for steaming with brackish water;
- Water programs to improve efficiency of use, recycle rates and water storage;
- Environmental planning for all projects to assess impacts and to implement avoidance and mitigation programs;
- Reporting for environmental liabilities;
- A program to optimize efficiencies at the Company's operated facilities;
- Continued evaluation of new technologies to reduce environmental impacts;
- Implementation of a tailings management plan; and
- CO_2 reduction programs including the injection of CO_2 into tailings and for use in enhanced oil recovery.

For 2011, the Company's capital expenditures included $213 million for abandonment expenditures (2010 – $179 million; 2009 – $48 million). The Company's estimated discounted ARO at December 31, 2011 was as follows:

	December 31 2011	December 31 2010
Exploration and Production		
North America	**$ 1,862**	$ 1,390
North Sea	**723**	670
Offshore Africa	**192**	137
Oil Sands Mining and Upgrading	**798**	426
Midstream	**2**	1
	$ 3,577	$ 2,624

The discounted ARO was based on estimates of future costs to abandon and restore wells, production facilities, mine site, upgrading facilities and tailings, and offshore production platforms. Factors that affect costs include number of wells drilled, well depth, facility size and the specific environmental legislation. The estimated future costs are based on engineering estimates of current costs in accordance with present legislation, industry operating practice and the expected timing of abandonment. The Company's strategy in the North Sea consists of developing commercial hubs around its core operated properties with the goal of increasing production and extending the economic lives of its production facilities, thereby delaying the eventual abandonment dates.

Greenhouse Gas and Other Air Emissions

The Company, through the Canadian Association of Petroleum Producers ("CAPP"), is working with legislators and regulators as they develop and implement new GHG emission laws and regulations. Internally, the Company is pursuing an integrated emissions reduction strategy, to ensure that it is able to comply with existing and future emissions reduction requirements, for both GHGs and air pollutants (such as sulphur dioxide and oxides of nitrogen). The Company continues to develop strategies that will enable it to deal with the risks and opportunities associated with new GHG and air emissions policies. In addition, the Company is working with relevant parties to ensure that new policies encourage technological innovation, energy efficiency, targeted research and development while not impacting competitiveness.

In Canada, the Federal Government has indicated its intent to develop regulations that would be in effect in the near term to address industrial GHG emissions, as part of the national GHG reduction target. The Federal Government is also developing a comprehensive management system for air pollutants.

In the province of Alberta, GHG reduction regulations came into effect July 1, 2007, affecting facilities emitting more than 100 kilotonnes of CO_2e annually. Two of the Company's facilities, the Primrose/Wolf Lake in situ heavy crude oil facilities and the Hays sour natural gas plant are subject to compliance under the regulations. In the province of British Columbia, carbon tax is currently being assessed at $25/tonne of CO_2e on fuel consumed and gas flared in the province. This rate is scheduled to increase to $30/tonne on July 1, 2012. As part of its involvement with the Western Climate Initiative, British Columbia may require certain upstream oil and gas facilities to participate in a regional cap and trade system. If such a system is implemented, it is not expected to be in place before 2014. It is estimated that four facilities in British Columbia will be included under the cap and trade system, based on a proposed requirement of 25 kilotonne CO_2e annually. The province of Saskatchewan released draft GHG regulations that regulate facilities emitting more than 50 kilotonnes of CO_2e annually and will likely require the North Tangleflags in situ heavy oil facility to meet the reduction target for its GHG emissions once the governing legislation comes into force. In the UK, GHG regulations have been in effect since 2005. In Phase 1 (2005 – 2007) of the UK National Allocation Plan, the Company operated below its CO_2 allocation. In Phase 2 (2008 – 2012) the Company's CO_2 allocation has been decreased below the Company's estimated current operations emissions. In Phase 3 (2013 – 2020) the Company's CO_2 allocation is expected to be further reduced, although details on Phase 3 have not yet been finalized. The Company continues to focus on implementing reduction programs based on efficiency audits to reduce CO_2 emissions at its major facilities and on trading mechanisms to ensure compliance with requirements now in effect.

The United States Environmental Protection Agency ("EPA") is proceeding to regulate GHGs under the Clean Air Act. This EPA action has been subject to legal and political challenges. The ultimate form of Canadian regulation is anticipated to be strongly influenced by the regulatory decisions made within the United States. Various states have enacted or are evaluating low carbon fuel standards, which may affect access to market for crude oil with higher emissions intensity.

There are a number of unresolved issues in relation to Canadian Federal and Provincial GHG regulatory requirements. Key among them is the form of regulation, an appropriate common facility emission level, availability and duration of compliance mechanisms, and resolution of federal/provincial harmonization agreements. The Company continues to pursue GHG emission reduction initiatives including solution gas conservation, compressor optimization to improve fuel gas efficiency, CO_2 capture and sequestration in oil sands tailings, CO_2 capture and storage in association with enhanced oil recovery, and participation in an industry initiative to promote an integrated CO_2 capture and storage network.

The additional requirements of enacted or proposed GHG regulations on the Company's operations will increase capital expenditures and operating expenses, including those related to Horizon and the Company's other existing and certain planned oil sands projects. This may have an adverse effect on the Company's future net earnings and cash flow from operations.

Air pollutant standards and guidelines are being developed federally and provincially and the Company is participating in these discussions. Ambient air quality and sector based reductions in air emissions are being reviewed. Through Company and industry participation with stakeholders, guidelines are being developed that adopt a structured process to emission reductions that is commensurate with technological development and operational requirements.

Critical Accounting Estimates and Change in Accounting Policies

The preparation of financial statements requires the Company to make estimates, assumptions and judgements that have a significant impact on the financial results of the Company. Actual results could differ from estimated amounts, and those differences may be material.

Critical accounting estimates are reviewed by the Company's Audit Committee annually. The Company believes the following are the most critical accounting estimates in preparing its consolidated financial statements.

Depletion, Depreciation and Amortization and Impairment

Exploration and evaluation ("E&E") asset costs relating to activities to explore and evaluate crude oil and natural gas properties are initially capitalized and include costs directly associated with the acquisition of licenses, technical services and studies, seismic acquisition, exploration drilling and evaluation, overhead and administration expenses, and the estimate of any asset retirement costs. Exploration and evaluation assets are carried forward until technical feasibility and commercial viability of extracting a mineral resource is determined. Technical feasibility and commercial viability of extracting a mineral resource is considered to be determined when proved reserves are determined to exist. The judgements associated with the estimation of proved reserves are described below in "Crude Oil and Natural Gas Reserves".

An alternative acceptable accounting method for E&E assets under IFRS 6 "Exploration for and Evaluation of Mineral Resources" is to charge exploratory dry holes and geological and geophysical exploration costs incurred after having obtained the legal rights to explore an area against net earnings in the period incurred rather than capitalizing to E&E assets.

E&E assets are tested for impairment when facts and circumstances suggest that the carrying amount of E&E assets may exceed their recoverable amount, by comparing the relevant costs to the fair value of Cash Generating Units ("CGUs"), aggregated at the segment level. Indications of impairment include leases approaching expiry, the existence of low benchmark commodity prices for an extended period of time, significant downward revisions of estimated probable reserves volumes, significant increases in estimated future exploration or development expenditures, or significant adverse changes in the applicable legislative or regulatory frameworks. The determination of the fair value of CGUs requires the use of assumptions and estimates including quantities of recoverable reserves, production quantities, future commodity prices and development and production costs. Changes in any of these assumptions, such as a downward revision in probable reserves volumes, decrease in commodity prices or increase in costs, could impact the fair value.

Property, plant and equipment is measured at cost less accumulated depletion and depreciation and impairment provisions. Crude oil and natural gas properties in the Exploration and Production segments are depleted using the unit-of-production method over proved reserves. The unit-of-production rate takes into account expenditures incurred to date, together with future estimated development expenditures required to develop proved reserves. Estimates of proved reserves have a significant impact on net earnings, as they are a key input to the calculation of depletion expense.

The Company assesses property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Indications of impairment include the existence of low commodity prices for an extended period, significant downward revisions of estimated reserves volumes, significant increases in estimated future development expenditures, or significant adverse changes in the applicable legislative or regulatory frameworks. If any such indication of impairment exists, the Company performs an impairment test related to the specific assets. Individual assets are grouped for impairment assessment purposes into CGU's, which are the lowest level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets. The determination of fair value of CGUs requires the use of assumptions and estimates including quantities of recoverable reserves, production quantities, future commodity prices and development and production costs. Changes in any of these assumptions, such as a downward revision in reserves, decrease in commodity prices or increase in costs, could impact the fair value.

Crude Oil and Natural Gas Reserves

The estimation of reserves involves the exercise of judgement. Reserve estimates are based on engineering data, estimated future prices, expected future rates of production and the cost and timing of future capital expenditures, all of which are subject to many uncertainties and interpretations. The Company expects that, over time, its reserve estimates will be revised either upward or downward based on updated information such as the results of future drilling, testing and production levels, and may be affected by changes in commodity prices. Reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depletion, depreciation and amortization and for determining potential asset impairment. For example, a revision to the proved reserve estimates would result in a higher or lower depletion, depreciation and amortization charge to net earnings. Downward revisions to reserve estimates may also result in an impairment of crude oil and natural gas property, plant and equipment and E&E carrying amounts.

Asset Retirement Obligations

The Company is required to recognize a liability for ARO associated with its property, plant and equipment. An ARO liability associated with the retirement of a tangible long-lived asset is recognized to the extent of a legal obligation resulting from an existing or enacted law, statute, ordinance or written or oral contract, or by legal construction of a contract under the doctrine of promissory estoppel. The ARO is based on estimated costs, taking into account the anticipated method and extent of restoration consistent with legal requirements, technological advances and the possible use of the site. Since these estimates are specific to the sites involved, there are many individual assumptions underlying the Company's total ARO amount. These individual assumptions can be subject to change.

The estimated present values of ARO related to long-term assets are recognized as a liability in the period in which they are incurred. The provision for the ARO is estimated by discounting the expected future cash flows to settle the ARO at the Company's average credit-adjusted risk-free interest rate, which is currently 4.6%. Subsequent to initial measurement, the ARO is adjusted to reflect the passage of time, changes in credit adjusted interest rates, and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as asset retirement obligation accretion expense whereas changes in discount rates or the estimated future cash flows are capitalized to or derecognized from property, plant and equipment. Changes in estimates would impact accretion and depletion expense in net earnings. In addition, differences between actual and estimated costs to settle the ARO, timing of cash flows to settle the obligation and future inflation rates may result in gains or losses on the final settlement of the ARO.

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized based on the estimated tax effects of temporary differences in the carrying value of assets and liabilities in the consolidated financial statements and their respective tax bases, using income tax rates substantively enacted as at the date of the balance sheet. Accounting for income taxes requires the Company to interpret frequently changing laws and regulations, including changing income tax rates, and make certain judgements with respect to the application of tax law, estimating the timing of temporary difference reversals, and estimating the realizability of tax assets. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for potential tax audit issues based on assessments of whether additional taxes will be due.

Risk Management Activities

The Company uses various derivative financial instruments to manage its commodity price, foreign currency and interest rate exposures. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes.

The estimated fair value of derivative financial instruments has been determined based on appropriate internal valuation methodologies and/or third party indications. Fair values determined using valuation models require the use of assumptions concerning the amount and timing of future cash flows and discount rates. In determining these assumptions, the Company uses directly and indirectly observable inputs in measuring the value of financial instruments that are not traded in active markets, including quoted commodity prices and volatility, interest rate yield curves, and foreign exchange rates. The resulting fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction and these differences may be material.

Purchase Price Allocations

Purchase prices related to business combinations and asset acquisitions are allocated to the underlying acquired assets and liabilities based on their estimated fair value at the time of acquisition. The determination of fair value requires the Company to make assumptions and estimates regarding future events. The allocation process is inherently subjective and impacts the amounts assigned to individually identifiable assets and liabilities, including the fair value of crude oil and natural gas properties. As a result, the purchase price allocation impacts the Company's reported assets and liabilities and future net earnings due to the impact on future depletion, depreciation and amortization expense and impairment tests.

The Company has made various assumptions in determining the fair values of the acquired assets and liabilities. The most significant assumptions and judgements relate to the estimation of the fair value of the crude oil and natural gas properties. To determine the fair value of these properties, the Company estimates (a) crude oil and natural gas reserves, and (b) future prices of crude oil and natural gas. Reserve estimates are based on the work performed by the Company's internal engineers and outside consultants. The judgements associated with these estimated reserves are described above in "Crude Oil and Natural Gas Reserves". Estimates of future prices are based on prices derived from price forecasts among industry analysts and internal assessments. The Company applies estimated future prices to the estimated reserves quantities acquired, and estimates future operating and development costs, to arrive at estimated future net revenues for the properties acquired.

Share-based compensation

The Company has made various assumptions in estimating the fair values of stock options granted including expected volatility, expected exercise behavior and future forfeiture rates. At each period end, stock options outstanding are remeasured each reporting period for subsequent changes in the fair value of the liability.

Control Environment

The Company's management, including the President and the Chief Financial Officer and Senior Vice-President, Finance, evaluated the effectiveness of disclosure controls and procedures as at December 31, 2011, and concluded that disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in its annual filings and other reports filed with securities regulatory authorities in Canada and the United States is recorded, processed, summarized and reported within the time periods specified and such information is accumulated and communicated to the Company's management to allow timely decisions regarding required disclosures.

The Company's management also performed an assessment of internal control over financial reporting as at December 31, 2011, and concluded that internal control over financial reporting is effective. Further, there were no changes in the Company's internal control over financial reporting during 2011 that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.

While the Company's management believes that the Company's disclosure controls and procedures and internal controls over financial reporting provide a reasonable level of assurance they are effective, they recognize that all control systems have inherent limitations. Because of its inherent limitations, the Company's control systems may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Internal Controls Over Financial Reporting

The Company has identified, developed and tested systems and accounting and reporting processes and changes required to capture data required for IFRS accounting and reporting, including 2010 requirements to capture both Canadian GAAP and IFRS data.

International Financial Reporting Standards

In 2010, the CICA Handbook was revised to incorporate IFRS and require publicly accountable enterprises to apply IFRS effective for years beginning on or after January 1, 2011. The 2011 fiscal year is the first year in which the Company has prepared its consolidated financial statements in accordance with IFRS as issued by the IASB.

The accounting policies adopted by the Company under IFRS are set out in note 1 to the Company's consolidated financial statements and are based on IFRS issued and outstanding as at December 31, 2011. Subject to certain transition elections disclosed in note 22 to the Company's consolidated financial statements, the Company has consistently applied the same accounting policies in its opening IFRS balance sheet at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect.

Unless otherwise stated, comparative figures for 2010 have been restated from Canadian GAAP to comply with IFRS. Note 22 to the Company's consolidated financial statements discloses the impact of the transition to IFRS on the Company's reported financial position, net earnings and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company's Canadian GAAP consolidated financial statements for the year ended December 31, 2010.

Accounting Standards Issued but Not Yet Applied

The Company is required to adopt IFRS 9, "Financial Instruments", effective January 1, 2015, with earlier adoption permitted. IFRS 9 replaces existing requirements included in IAS 39, "Financial Instruments - Recognition and Measurement". The new standard replaces the multiple classification and measurement models for financial assets and liabilities with a new model that has only two categories: amortized cost and fair value through profit and loss. Under IFRS 9, fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

In May 2011, the IASB issued the following new accounting standards, which are required to be adopted effective January 1, 2013:

- IFRS 10 "Consolidated Financial Statements" replaces IAS 27 "Consolidated and Separate Financial Statements" (IAS 27 still contains guidance for Separate Financial Statements) and Standing Interpretations Committee ("SIC") 12 "Consolidation – Special Purpose Entities". IFRS 10 establishes the principles for the presentation and preparation of consolidated financial statements. The standard defines the principle of control and establishes control as the basis for consolidation, as well as providing guidance on how to apply the control principle to determine whether an investor controls an investee.

- IFRS 11 "Joint Arrangements" replaces IAS 31 "Interests in Joint Ventures" and SIC 13 "Jointly Controlled Entities – Non-Monetary Contributions by Venturers". The new standard defines two types of joint arrangements, joint operations and joint ventures, and prescribes the accounting treatment for each type of joint arrangement – recognition of the proportionate interest in the assets, liabilities, revenues and expenses; and equity accounting, respectively. There is no longer a choice of the accounting method.

- IFRS 12 "Disclosure of Interests in Other Entities". The standard includes disclosure requirements for investments in subsidiaries, joint arrangements, associates and unconsolidated structured entities. This standard does not impact the Company's accounting for investments in other entities, but will impact the related disclosures.

- IFRS 13 "Fair Value Measurement" provides guidance on how fair value should be applied where its use is already required or permitted by other standards within IFRS. The standard includes a definition of fair value and a single source of fair value measurement and disclosure requirements for use across all IFRSs that require or permit the use of fair value.

In June 2011, the IASB issued amendments to IAS 1 "Presentation of Financial Statements" that require items of other comprehensive income that may be reclassified to net earnings to be grouped together. The amendments also require that items in other comprehensive income and net earnings be presented as either a single statement or two consecutive statements. The standard is effective for fiscal years beginning on or after July 1, 2012.

In October 2011, the IASB issued IFRS Interpretation Committee ("IFRIC") 20 "Stripping Costs in the Production Phase of a Surface Mine". The IFRIC requires overburden removal costs during the production phase to be capitalized and depreciated if the Company can demonstrate that probable future economic benefits will be realized, the costs can be reliably measured, and the Company can identify the component of the ore body for which access has been improved. The IFRIC is effective for fiscal periods beginning on or after January 1, 2013.

The Company is currently assessing the impact of these new and amended standards on its consolidated financial statements. The Company does not plan to early adopt the above noted standards.

Outlook

The Company continues to implement its strategy of maintaining a large portfolio of varied projects, which the Company believes will enable it, over an extended period of time, to provide consistent growth in production and create shareholder value. Annual budgets are developed, scrutinized throughout the year and revised if necessary in the context of targeted financial ratios, project returns, product pricing expectations, and balance in project risk and time horizons. The Company maintains a high ownership level and operatorship level in all of its properties and can therefore control the nature, timing and extent of capital expenditures in each of its project areas. The Company targets production levels in 2012 to average between 440,000 bbl/d and 480,000 bbl/d of crude oil and NGLs and between 1,247 MMcf/d and 1,297 MMcf/d of natural gas.

Capital expenditures in 2012 are currently targeted to be as follows:

($ millions)	2012 Guidance
Exploration and Production	
North America natural gas	$ 645
North America crude oil and NGLs	2,010
North America bitumen (thermal oil)	
Primrose and future	940
Kirby South Phase 1	480
North Sea and Offshore Africa	480
Property acquisitions, dispositions and midstream	135
	$ 4,690
Oil Sands Mining and Upgrading	
Project capital	
Reliability – Tranche 2	145
Directive 74 and Technology	190
Phase 2A	300
Phase 2B	625
Phase 3	420
Phase 4	30
Owner's Costs and Other	240
Total capital projects	$ 1,950
Sustaining capital	225
Turnarounds and reclamation	45
Capitalized interest and other	135
Total	$ 2,355

The above capital expenditures budget incorporates the following levels of drilling activity:

(Number of wells)	2012 Guidance
Targeting natural gas	45
Targeting crude oil	1,115
Stratigraphic test / service wells – Exploration and Production	584
Stratigraphic test wells – Oil Sands Mining and Upgrading	230
Total	1,974

North America Natural Gas

The 2012 North America natural gas drilling program is highlighted by the continued high-grading of the Company's natural gas asset base, as follows:

(Number of wells)	2012 Guidance
Conventional natural gas	4
Cardium natural gas	1
Deep natural gas	40
Total	45

North America Crude Oil and NGLs

The 2012 North America crude oil drilling program is highlighted by continued development of the Primrose thermal projects, Pelican Lake, and a strong primary heavy crude oil program, as follows:

(Number of wells)	2012 Guidance
Primary heavy crude oil	808
Bitumen (thermal oil)	159
Light and medium crude oil	134
Pelican Lake heavy crude oil	13
Total	1,114

Oil Sands Mining and Upgrading

During 2012, Phase 2/3 will continue to progress engineering and construction activities with respect to extraction, froth treatment, hydrotreatment, the butane storage unit, tailings and the vacuum unit in accordance with the overall Phase 2/3 execution schedule and strategy.

North Sea

During 2012, the majority of capital expenditures will be incurred to complete necessary sustaining capital activities on North Sea platforms.

Offshore Africa

During 2012, the majority of capital expenditures will be incurred on drilling and completions at the Espoir field.

Sensitivity Analysis

The following table is indicative of the annualized sensitivities of cash flow from operations and net earnings from changes in certain key variables. The analysis is based on business conditions and sales volumes during the fourth quarter of 2011, excluding gains (losses) on risk management activities and is not necessarily indicative of future results. Each separate line item in the sensitivity analysis shows the effect of a change in that variable only with all other variables being held constant.

	Cash flow from operations ($ millions)	Cash flow from operations (per common share, basic)	Net earnings ($ millions)	Net earnings (per common share, basic)
Price changes				
Crude oil – WTI US$1.00/bbl [1]				
Excluding financial derivatives	$ 102	$ 0.09	$ 102	$ 0.09
Including financial derivatives	$ 102	$ 0.09	$ 102	$ 0.09
Natural gas – AECO C$0.10/Mcf [1]				
Excluding financial derivatives	$ 21	$ 0.02	$ 21	$ 0.02
Including financial derivatives	$ 21	$ 0.02	$ 21	$ 0.02
Volume changes				
Crude oil – 10,000 bbl/d	$ 171	$ 0.16	$ 130	$ 0.12
Natural gas – 10 MMcf/d	$ 6	$ 0.01	$ -	$ -
Foreign currency rate change				
$0.01 change in US$ [1]				
Including financial derivatives	$ 97 - 99	$ 0.09	$ 55 - 56	$ 0.05
Interest rate change – 1%	$ 6	$ 0.01	$ 6	$ 0.01

(1) For details of financial instruments in place, refer to note 17 to the Company's consolidated financial statements as at December 31, 2011.

Daily Production by Segment, Before Royalties

	Q1	Q2	Q3	Q4	2011	2010	2009
Crude oil and NGLs (bbl/d)							
North America – Exploration and Production	**290,130**	**295,715**	**304,671**	**291,839**	**295,618**	270,562	234,523
North America – Oil Sands Mining and Upgrading	**7,269**	**–**	**50,354**	**102,952**	**40,434**	90,867	50,250
North Sea	**34,101**	**32,866**	**26,350**	**26,769**	**29,992**	33,292	37,761
Offshore Africa	**25,488**	**21,334**	**22,525**	**22,726**	**23,009**	30,264	32,929
Total	**356,988**	**349,915**	**403,900**	**444,286**	**389,053**	424,985	355,463
Natural gas (MMcf/d)							
North America	**1,225**	**1,218**	**1,226**	**1,255**	**1,231**	1,217	1,287
North Sea	**9**	**7**	**5**	**6**	**7**	10	10
Offshore Africa	**22**	**15**	**21**	**19**	**19**	16	18
Total	**1,256**	**1,240**	**1,252**	**1,280**	**1,257**	1,243	1,315
Barrels of oil equivalent (BOE/d)							
North America – Exploration and Production	**494,223**	**498,658**	**509,080**	**500,984**	**500,778**	473,447	449,054
North America – Oil Sands Mining and Upgrading	**7,269**	**–**	**50,354**	**102,952**	**40,434**	90,867	50,250
North Sea	**35,563**	**34,048**	**27,161**	**27,688**	**31,082**	34,973	39,444
Offshore Africa	**29,176**	**23,833**	**25,980**	**25,975**	**26,232**	32,904	35,982
Total	**566,231**	**556,539**	**612,575**	**657,599**	**598,526**	632,191	574,730

Per Unit Results – Exploration and Production [1]

	Q1	Q2	Q3	Q4	2011	2010	2009[3]
Crude oil and NGLs ($/bbl)							
Sales price [2]	**$ 67.96**	**$ 82.58**	**$ 73.80**	**$ 85.28**	**$ 77.46**	$ 65.81	$ 57.68
Royalties	**10.43**	**11.62**	**11.52**	**15.53**	**12.30**	10.09	6.73
Production expense	**14.30**	**15.38**	**16.42**	**16.85**	**15.75**	14.16	15.92
Netback	**$ 43.23**	**$ 55.58**	**$ 45.86**	**$ 52.90**	**$ 49.41**	$ 41.56	$ 35.03
Natural gas ($/Mcf)							
Sales price [2]	**$ 3.83**	**$ 3.83**	**$ 3.76**	**$ 3.50**	**$ 3.73**	$ 4.08	$ 4.53
Royalties	**0.13**	**0.24**	**0.17**	**0.18**	**0.18**	0.20	0.32
Production expense	**1.17**	**1.11**	**1.15**	**1.15**	**1.15**	1.09	1.08
Netback	**$ 2.53**	**$ 2.48**	**$ 2.44**	**$ 2.17**	**$ 2.40**	$ 2.79	$ 3.13
Barrels of oil equivalent ($/BOE)							
Sales price [2]	**$ 51.33**	**$ 60.77**	**$ 55.19**	**$ 61.21**	**$ 57.16**	$ 49.90	$ 44.87
Royalties	**6.87**	**7.83**	**7.59**	**10.14**	**8.12**	6.72	4.72
Production expense	**11.59**	**12.12**	**12.83**	**13.12**	**12.42**	11.25	11.98
Netback	**$ 32.87**	**$ 40.82**	**$ 34.77**	**$ 37.95**	**$ 36.62**	$ 31.93	$ 28.17

(1) Amounts expressed on a per unit basis are based on sales volumes.
(2) Net of transportation and blending costs and excluding risk management activities.
(3) Comparative amounts for 2009 are reported in accordance with Canadian generally accepted accounting principles as previously reported.

Per Unit Results – Oil Sands Mining and Upgrading [1]

	Q1	Q2	Q3	Q4	2011	2010	2009[5]
Crude oil and NGLs ($/bbl)							
SCO sales price [2]	**$ 82.93**	**$ –**	**$ 96.19**	**$ 103.16**	**$ 99.74**	$ 77.89	$ 70.83
Bitumen royalties [3]	**4.14**	**–**	**3.48**	**4.21**	**3.99**	2.72	2.15
Production expense [4]	**45.69**	**–**	**35.85**	**36.04**	**36.64**	36.36	39.89
Netback	**$ 33.10**	**$ –**	**$ 56.86**	**$ 62.91**	**$ 59.11**	$ 38.81	$ 28.79

(1) Amounts expressed on a per unit basis are based on sales volumes.
(2) Net of transportation and excluding risk management activities.
(3) Calculated based on actual bitumen royalties expensed during the period; divided by the corresponding SCO sales volumes.
(4) Amounts expressed on a per unit basis in 2011 are based on sales volumes excluding the period during suspension of production.
(5) Comparative amounts for 2009 are reported in accordance with Canadian generally accepted accounting principles as previously reported.

Trading and Share Statistics

	Q1	Q2	Q3	Q4	2011	2010
TSX – C$						
Trading volume (thousands)					**800,044**	661,832
Share Price ($/share)						
High	**$ 50.50**	**$ 48.41**	**$ 42.14**	**$ 39.41**	**$ 50.50**	$ 45.00
Low	**$ 40.05**	**$ 37.43**	**$ 29.80**	**$ 27.25**	**$ 27.25**	$ 31.97
Close	**$ 47.94**	**$ 40.43**	**$ 30.77**	**$ 38.15**	**$ 38.15**	$ 44.35
Market capitalization as at December 31 ($ millions)					**$ 41,830**	$ 48,379
Shares outstanding (thousands)					**1,096,460**	1,090,848
NYSE – US$						
Trading volume (thousands)					**937,481**	759,327
Share Price ($/share)						
High	**$ 52.04**	**$ 50.25**	**$ 44.12**	**$ 38.72**	**$ 52.04**	$ 44.77
Low	**$ 40.42**	**$ 38.18**	**$ 28.77**	**$ 25.69**	**$ 25.69**	$ 30.00
Close	**$ 49.43**	**$ 41.86**	**$ 29.27**	**$ 37.37**	**$ 37.37**	$ 44.42
Market capitalization as at December 31 ($ millions)					**$ 40,975**	$ 48,455
Shares outstanding (thousands)					**1,096,460**	1,090,848

Management's Report

The accompanying consolidated financial statements and all other information contained elsewhere in this Annual Report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies described in the accompanying notes. Where necessary, management has made informed judgements and estimates in accounting for transactions that were not complete at the balance sheet date. In the opinion of management, the financial statements have been prepared in accordance with International Financial Reporting Standards appropriate in the circumstances. The financial information presented elsewhere in the Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are appropriately authorized and recorded, assets are safeguarded from loss or unauthorized use and financial records are properly maintained to provide reliable information for preparation of financial statements.

PricewaterhouseCoopers LLP, an independent firm of Chartered Accountants, has been engaged, as approved by a vote of the shareholders at the Company's most recent Annual General Meeting, to audit and provide their independent audit opinions on the following:

- the Company's 2011 consolidated financial statements and its internal control over financial reporting as at December 31, 2011; and
- the Company's 2010 consolidated financial statements.

Their report is presented with the consolidated financial statements.

The Board of Directors (the "Board") is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Board exercises this responsibility through the Audit Committee of the Board, which is comprised entirely of independent directors. The Audit Committee meets with management and the independent auditors to satisfy itself that management responsibilities are properly discharged and to review the consolidated financial statements before they are presented to the Board for approval. The consolidated financial statements have been approved by the Board on the recommendation of the Audit Committee.

Steve W. Laut President	**Douglas A. Proll, CA** Chief Financial Officer & Senior Vice-President, Finance	**Randall S. Davis, CA** Vice-President, Finance & Accounting

Calgary, Alberta, Canada
March 6, 2012

Management's Assessment of Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rules 13(a)–15(f) and 15d–15(f) under the United States Securities Exchange Act of 1934, as amended.

Management, including the Company's President and the Company's Chief Financial Officer and Senior Vice-President, Finance, performed an assessment of the Company's internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based on the assessment, management has concluded that the Company's internal control over financial reporting is effective as at December 31, 2011. Management recognizes that all internal control systems have inherent limitations. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP, an independent firm of Chartered Accountants, has provided an opinion on the Company's internal control over financial reporting as at December 31, 2011, as stated in their Auditor's Report.

Steve W. Laut
President

Douglas A. Proll, CA
Chief Financial Officer & Senior Vice-President, Finance

Calgary, Alberta, Canada
March 6, 2012

Independent Auditor's Report

To the Shareholders of Canadian Natural Resources Limited

We have completed the integrated audits of Canadian Natural Resources Limited's 2011 consolidated financial statements and its internal control over financial reporting as at December 31, 2011 and an audit of its 2010 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Canadian Natural Resources Limited, which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the years in the two year period ended December 31, 2011, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Canadian Natural Resources Limited as at December 31, 2011, December 31, 2010 and January 1, 2010 and its financial performance and cash flows for each of the years in the two year period ended December 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Canadian Natural Resources Limited's internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's report.

Auditor's responsibility

Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company's internal control over financial reporting.

Definition of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Canadian Natural Resources Limited maintained, in all material respects, effective internal control over financial reporting as at December 31, 2011 based on criteria established in Internal Control - Integrated Framework issued by COSO.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta, Canada
March 6, 2012

Consolidated Balance Sheets

As at (millions of Canadian dollars)	Note	**December 31 2011**	December 31 2010	January 1 2010
ASSETS				
Current assets				
Cash and cash equivalents		**$ 34**	$ 22	$ 13
Accounts receivable		**2,077**	1,481	1,148
Inventory	4	**550**	477	438
Prepaids and other		**120**	129	146
		2,781	2,109	1,745
Exploration and evaluation assets	5	**2,475**	2,402	2,293
Property, plant and equipment	6	**41,631**	38,429	37,018
Other long-term assets	7	**391**	14	6
		$ 47,278	$ 42,954	$ 41,062
LIABILITIES				
Current liabilities				
Accounts payable		**$ 526**	$ 274	$ 240
Accrued liabilities		**2,347**	1,735	1,430
Current income tax liabilities		**347**	430	94
Current portion of long-term debt	8	**359**	397	400
Current portion of other long-term liabilities	9	**455**	870	854
		4,034	3,706	3,018
Long-term debt	8	**8,212**	8,088	9,259
Other long-term liabilities	9	**3,913**	3,004	2,485
Deferred income tax liabilities	11	**8,221**	7,788	7,462
		24,380	22,586	22,224
SHAREHOLDERS' EQUITY				
Share capital	12	**3,507**	3,147	2,834
Retained earnings		**19,365**	17,212	15,927
Accumulated other comprehensive income	13	**26**	9	77
		22,898	20,368	18,838
		$ 47,278	$ 42,954	$ 41,062

Commitments and contingencies (note 18)

Approved by the Board of Directors on March 6, 2012

Catherine M. Best
Chair of the Audit Committee and Director

N. Murray Edwards
Vice-Chairman of the Board of Directors and Director

Consolidated Statements of Earnings

For the years ended December 31 (millions of Canadian dollars, except per common share amounts)	Note	2011	2010
Product sales		$ 15,507	$ 14,322
Less : royalties		(1,715)	(1,421)
Revenue		13,792	12,901
Expenses			
Production		3,671	3,449
Transportation and blending		2,327	1,783
Depletion, depreciation and amortization	6	3,604	4,120
Administration		235	211
Share-based compensation	9	(102)	203
Asset retirement obligation accretion	9	130	123
Interest and other financing costs	16	373	448
Risk management activities	17	(27)	(134)
Foreign exchange loss (gain)		1	(163)
Horizon asset impairment provision	10	396	–
Insurance recovery – property damage	10	(393)	–
Insurance recovery – business interruption	10	(333)	–
		9,882	10,040
Earnings before taxes		3,910	2,861
Current income tax expense	11	860	789
Deferred income tax expense	11	407	399
Net earnings		$ 2,643	$ 1,673
Net earnings per common share			
Basic	15	$ 2.41	$ 1.54
Diluted	15	$ 2.40	$ 1.53

Consolidated Statements of Comprehensive Income

For the years ended December 31 (millions of Canadian dollars)	2011	2010
Net earnings	$ 2,643	$ 1,673
Net change in derivative financial instruments designated as cash flow hedges		
Unrealized loss, net of taxes of $5 million (2010 – $13 million)	(23)	(40)
Reclassification to net earnings, net of taxes of $17 million (2010 – $1 million)	52	(4)
	29	(44)
Foreign currency translation adjustment		
Translation of net investment	(12)	(24)
Other comprehensive income (loss), net of taxes	17	(68)
Comprehensive income	$ 2,660	$ 1,605

Consolidated Statements of Changes in Equity

For the years ended December 31 (millions of Canadian dollars)	Note	2011	2010
Share capital	12		
Balance – beginning of year		**$ 3,147**	$ 2,834
Issued upon exercise of stock options		**255**	170
Previously recognized liability on stock options exercised for common shares		**115**	149
Purchase of common shares under Normal Course Issuer Bid		**(10)**	(6)
Balance – end of year		**3,507**	3,147
Retained earnings			
Balance – beginning of year		**17,212**	15,927
Net earnings		**2,643**	1,673
Purchase of common shares under Normal Course Issuer Bid	12	**(94)**	(62)
Dividends on common shares	12	**(396)**	(326)
Balance – end of year		**19,365**	17,212
Accumulated other comprehensive income	13		
Balance – beginning of year		**9**	77
Other comprehensive income (loss), net of taxes		**17**	(68)
Balance – end of year		**26**	9
Shareholders' equity		**$ 22,898**	$ 20,368

Consolidated Statements of Cash Flows

For the years ended December 31

(millions of Canadian dollars)	Note	2011	2010
Operating activities			
Net earnings		**$ 2,643**	$ 1,673
Non-cash items			
Depletion, depreciation and amortization		**3,604**	4,120
Share-based compensation		**(102)**	203
Asset retirement obligation accretion		**130**	123
Unrealized risk management gain		**(128)**	(24)
Unrealized foreign exchange loss (gain)		**215**	(161)
Realized foreign exchange gain on repayment of US dollar debt securities		**(225)**	–
Deferred income tax expense		**407**	399
Horizon asset impairment provision	6, 10	**396**	–
Insurance recovery – property damage	10	**(393)**	–
Other		**(55)**	(8)
Abandonment expenditures		**(213)**	(179)
Net change in non-cash working capital	19	**(36)**	136
		6,243	6,282
Financing activities			
Repayment of bank credit facilities, net		**(647)**	(472)
Repayment of medium-term notes		**–**	(400)
Issue of US dollar debt securities, net		**621**	–
Issue of common shares on exercise of stock options		**255**	170
Purchase of common shares under Normal Course Issuer Bid		**(104)**	(68)
Dividends on common shares		**(378)**	(302)
Net change in non-cash working capital	19	**(15)**	(12)
		(268)	(1,084)
Investing activities			
Expenditures on exploration and evaluation assets and property, plant and equipment	19	**(6,201)**	(5,335)
Investment in other long-term assets		**(321)**	–
Net change in non-cash working capital	19	**559**	146
		(5,963)	(5,189)
Increase in cash and cash equivalents		**12**	9
Cash and cash equivalents – beginning of year		**22**	13
Cash and cash equivalents – end of year		**$ 34**	$ 22
Interest paid		**$ 456**	$ 471
Income taxes paid		**$ 706**	$ 213

Supplemental disclosure of cash flow information (note 19)

Notes to the Consolidated Financial Statements

(tabular amounts in millions of Canadian dollars, unless otherwise stated)

1. Accounting Policies

Canadian Natural Resources Limited (the "Company") is a senior independent crude oil and natural gas exploration, development and production company. The Company's exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom ("UK") portion of the North Sea; and Côte d'Ivoire, Gabon, and South Africa in Offshore Africa.

The Horizon Oil Sands Mining and Upgrading segment ("Horizon") produces synthetic crude oil through bitumen mining and upgrading operations.

Within Western Canada, the Company maintains certain midstream activities that include pipeline operations and an electricity co-generation system.

The Company was incorporated in Alberta, Canada. The address of its registered office is 2500, 855-2 Street S.W., Calgary, Alberta.

In 2010, the Canadian Institute of Chartered Accountants ("CICA") Handbook was revised to incorporate International Financial Reporting Standards ("IFRS") and require publicly accountable enterprises to apply IFRS effective for years beginning on or after January 1, 2011. The 2011 fiscal year is the first year in which the Company has prepared its consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board.

The accounting policies adopted by the Company under IFRS are set out below and are based on IFRS issued and outstanding as at December 31, 2011. Subject to certain transition elections disclosed in note 22, the Company has consistently applied the same accounting policies in its opening IFRS balance sheet at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect.

Comparative information for 2010 has been restated from Canadian Generally Accepted Accounting Principles ("Canadian GAAP") to comply with IFRS. In these consolidated financial statements, Canadian GAAP refers to Canadian GAAP before the adoption of IFRS. Note 22 discloses the impact of the transition to IFRS on the Company's reported financial position, net earnings and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company's Canadian GAAP consolidated financial statements for the year ended December 31, 2010.

(A) Principles of Consolidation

The consolidated financial statements have been prepared under the historical cost convention, unless otherwise required.

Certain of the Company's activities are conducted through joint ventures. Where the Company has a direct ownership interest in jointly controlled assets, the assets, liabilities, revenue and expenses related to the jointly controlled assets are included in the consolidated financial statements in proportion to the Company's interest. Where the Company has an interest in jointly controlled entities, it uses the equity method of accounting. Under the equity method, the Company's investment is initially recognized at cost and subsequently adjusted for the Company's share of the jointly controlled entity's income or loss, less dividends received. Unrealized gains and losses on transactions between the Company and the jointly controlled entity are eliminated.

(B) Cash and Cash Equivalents

Cash comprises cash on hand and demand deposits. Other investments (term deposits and certificates of deposit) with an original term to maturity at purchase of three months or less are reported as cash equivalents in the consolidated balance sheets.

(C) Inventory

Inventory is primarily comprised of product inventory and materials and supplies. Product inventory includes crude oil held for sale, pipeline linefill and crude oil stored in floating production, storage and offloading vessels. Inventories are carried at the lower of cost and net realizable value. Cost consists of purchase costs, direct production costs, directly attributable overhead and depletion, depreciation and amortization and is determined on a first-in, first-out basis. Net realizable value for product inventory is determined by reference to forward prices, and for materials and supplies is based on current market prices as at the date of the consolidated balance sheets.

(D) Exploration and Evaluation Assets

Exploration and evaluation ("E&E") assets consist of the Company's crude oil and natural gas exploration projects that are pending the determination of proved reserves.

E&E costs are initially capitalized and include costs directly associated with the acquisition of licenses, technical services and studies, seismic acquisition, exploration drilling and evaluation, overhead and administration expenses, and the estimate of any asset retirement costs. E&E costs do not include general prospecting or evaluation costs incurred prior to having obtained the legal rights to explore an area. These costs are recognized immediately in net earnings.

Once the technical feasibility and commercial viability of E&E assets are determined and a development decision is made by management, the E&E assets are tested for impairment upon reclassification to property, plant and equipment. The technical feasibility and commercial viability of extracting a mineral resource is considered to be determined when proved reserves are determined to exist.

E&E assets are also tested for impairment when facts and circumstances suggest that the carrying amount of E&E assets may exceed their recoverable amount, by comparing the relevant costs to the fair value of Cash Generating Units ("CGUs"), aggregated at the segment level. Indications of impairment include leases approaching expiry, the existence of low benchmark commodity prices for an extended period of time, significant downward revisions in estimated probable reserves volumes, significant increases in estimated future exploration or development expenditures, or significant adverse changes in the applicable legislative or regulatory frameworks.

(E) Property, Plant and Equipment

Exploration and Production

Property, plant and equipment is measured at cost less accumulated depletion and depreciation and impairment provisions. When significant components of an item of property, plant and equipment, including crude oil and natural gas interests, have different useful lives, they are accounted for separately.

The cost of an asset comprises its acquisition, construction and development costs, costs directly attributable to bringing the asset into operation, the estimate of any asset retirement costs, and applicable borrowing costs. Property acquisition costs are comprised of the aggregate amount paid and the fair value of any other consideration given to acquire the asset. The capitalized value of a finance lease is also included in property, plant and equipment.

The cost of property, plant and equipment at January 1, 2010, the date of transition to IFRS, was determined as described in note 22.

Crude oil and natural gas properties are depleted using the unit-of-production method over proved reserves. The unit-of-production rate takes into account expenditures incurred to date, together with future development expenditures required to develop proved reserves.

Oil Sands Mining and Upgrading

Capitalized costs for the Oil Sands Mining and Upgrading segment are reported separately from the Company's North America Exploration and Production segment. Capitalized costs include property acquisition, construction and development costs, the estimate of any asset retirement costs, and applicable borrowing costs.

Mine-related costs and costs of the upgrader and related infrastructure located on the Horizon site are amortized on the unit-of-production method based on Horizon proved reserves or productive capacity, respectively. Other equipment is depreciated on a straight-line basis over its estimated useful life ranging from 2 to 15 years.

Midstream and head office

The Company capitalizes all costs that expand the capacity or extend the useful life of the assets. Midstream assets are depreciated on a straight-line basis over their estimated useful lives ranging from 5 to 30 years. Head office assets are amortized on a declining balance basis.

Useful lives

The expected useful lives of property, plant and equipment are reviewed on an annual basis, with changes in useful lives accounted for prospectively.

Derecognition

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is recognized in net earnings.

Major maintenance expenditures

Inspection costs associated with major maintenance turnarounds are capitalized and amortized over the period to the next major maintenance turnaround. All other maintenance costs are expensed as incurred.

Impairment

The Company assesses property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Indications of impairment include the existence of low benchmark commodity prices for an extended period of time, significant downward revisions of estimated reserves volumes, significant increases in estimated future development expenditures, or significant adverse changes in the applicable legislative or regulatory frameworks. If any such indication of impairment exists, the Company performs an impairment test related to the assets. Individual assets are grouped for impairment assessment purposes into CGU's, which are the lowest level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets. A CGU's recoverable amount is the higher of its fair value less costs to sell and its value in use. Where the carrying amount of a CGU exceeds its recoverable amount, the CGU is considered impaired and is written down to its recoverable amount.

In subsequent periods, an assessment is made at each reporting date to determine whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is re-estimated and the net carrying amount of the asset is increased to its revised recoverable amount. The recoverable amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment loss been recognized for the asset in prior periods. Such reversal is recognized in net earnings. After a reversal, the depletion charge is adjusted in future periods to allocate the asset's revised carrying amount over its remaining useful life.

(F) Business Combinations

Business combinations are accounted for using the acquisition method. Assets acquired and liabilities assumed in a business combination are recognized at their fair value at the date of the acquisition.

(G) Overburden Removal Costs

Overburden removal costs incurred during the initial development of a mine are capitalized to property, plant and equipment. Overburden removal costs incurred during the production of a mine are included in the cost of inventory, unless the overburden removal activity has resulted in a probable inflow of future economic benefits to the Company, in which case the costs are capitalized to property, plant and equipment. Capitalized overburden removal costs are amortized over the life of the mining reserves that directly benefit from the overburden removal activity.

(H) Capitalized Borrowing Costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are capitalized to the cost of those assets until such time as the assets are substantially available for their intended use. Qualifying assets are comprised of those significant assets that require a period greater than one year to be available for their intended use. All other borrowing costs are recognized in net earnings.

(I) Leases

Finance leases, which transfer substantially all of the risks and rewards incidental to ownership of the leased item to the Company, are capitalized at the commencement of the lease term at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term. Operating lease payments are recognized in net earnings over the lease term.

(J) Asset Retirement Obligations

The Company provides for asset retirement obligations on all of its property, plant and equipment based on current legislation and industry operating practices. Provisions for asset retirement obligations related to property, plant and equipment are recognized as a liability in the period in which they are incurred. Provisions are measured at the present value of management's best estimate of expenditures required to settle the present obligation at the date of the balance sheet. Subsequent to the initial measurement, the obligation is adjusted to reflect the passage of time, changes in credit adjusted interest rates, and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as asset retirement obligation accretion expense whereas changes due to discount rates or the estimated future cash flows are capitalized to or derecognized from property, plant, and equipment. Actual costs incurred upon settlement of the asset retirement obligation are charged against the provision.

(K) Foreign Currency Translation

(i) Functional and presentation currency

Items included in the financial statements of the Company's subsidiary companies and partnerships are measured using the currency of the primary economic environment in which the subsidiary operates (the "functional currency"). The consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency.

The assets and liabilities of subsidiaries that have a functional currency different from that of the Company are translated into Canadian dollars at the closing rate at the date of the balance sheet, and revenue and expenses are translated at the average rate for the period. Cumulative foreign currency translation adjustments are recognized in other comprehensive income.

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in net earnings.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at balance sheet date exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency of the Company or its subsidiaries are recognized in net earnings.

(L) Revenue Recognition and Costs of Goods Sold

Revenue from the sale of crude oil and natural gas is recognized when title passes to the customer, delivery has taken place and collection is reasonably assured. The Company assesses customer creditworthiness, both before entering into contracts and throughout the revenue recognition process.

Revenue represents the Company's share net of royalty payments to governments and other mineral interest owners. Related costs of goods sold are comprised of production, transportation and blending, and depletion, depreciation and amortization expenses. These amounts have been separately presented in the consolidated statements of earnings.

(M) Production Sharing Contracts

Production generated from Offshore Africa is shared under the terms of various Production Sharing Contracts ("PSCs"). Product sales are divided into cost recovery oil and profit oil. Cost recovery oil allows the Company to recover its capital and production costs and the costs carried by the Company on behalf of the respective Government State Oil Companies (the "Governments"). Profit oil is allocated to the joint venture partners in accordance with their respective equity interests, after a portion has been allocated to the Governments. The Governments' share of profit oil attributable to the Company's equity interest is allocated to royalty expense and current income tax expense in accordance with the terms of the PSCs.

(N) Income Tax

The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized based on the estimated tax effects of temporary differences in the carrying amount of assets and liabilities in the consolidated financial statements and their respective tax bases.

Deferred income tax assets and liabilities are calculated using the substantively enacted income tax rates that are expected to apply when the asset or liability is recovered. Deferred income tax assets or liabilities are not recognized when they arise on the initial recognition of an asset or liability in a transaction (other than in a business combination) that, at the time of the transaction, affects neither accounting nor taxable profit. Deferred income tax assets or liabilities are also not recognized on possible future distributions of retained earnings of subsidiaries where the timing of the distribution can be controlled by the Company and it is probable that a distribution will not be made in the foreseeable future, or when distributions can be made without incurring income taxes.

Deferred income tax assets for deductible temporary differences and tax loss carryforwards are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences or tax loss carryforwards can be utilized. The carrying amount of deferred income tax assets is reviewed at each reporting date, and is reduced if it is no longer probable that sufficient future taxable profits will be available against which the temporary differences or tax loss carryforwards can be utilized.

Current income tax is calculated based on net earnings for the period, adjusted for items that are non-taxable or taxed in different periods, using income tax rates that are substantively enacted at each reporting date.

Income taxes are recognized in net earnings or other comprehensive income, consistent with the items to which they relate.

(O) Share-Based Compensation

The Company's Stock Option Plan (the "Option Plan") provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered. The liability for awards granted to employees is initially measured based on the grant date fair value of the awards and the number of awards expected to vest. The awards are re-measured each reporting period for subsequent changes in the fair value of the liability. Fair value is determined using the Black-Scholes valuation model. Expected volatility is estimated based on historic results. When stock options are surrendered for cash, the cash settlement paid reduces the outstanding liability. When stock options are exercised for common shares under the Option Plan, consideration paid by the employee and any previously recognized liability associated with the stock options are recorded as share capital.

(P) Financial Instruments

The Company classifies its financial instruments into one of the following categories: fair value through profit or loss; held-to-maturity investments; loans and receivables; and financial liabilities measured at amortized cost. All financial instruments are measured at fair value on initial recognition. Measurement in subsequent periods is dependent on the classification of the respective financial instrument.

Fair value through profit or loss financial instruments are subsequently measured at fair value with changes in fair value recognized in net earnings. All other categories of financial instruments are measured at amortized cost using the effective interest method.

Cash, cash equivalents, and accounts receivable are classified as loans and receivables. Accounts payable, accrued liabilities, certain other long-term liabilities, and long-term debt are classified as other financial liabilities measured at amortized cost. Risk management assets and liabilities are classified as fair value through profit or loss.

Financial assets and liabilities are also categorized using a three-level hierarchy that reflects the significance of the inputs used in making fair value measurements for these assets and liabilities. The fair values of financial assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair values of financial assets and liabilities in Level 2 are based on inputs other than Level 1 quoted prices that are observable for the asset or liability either directly (as prices) or indirectly (derived from prices). The fair values of Level 3 financial assets and liabilities are not based on observable market data. The disclosure of the fair value hierarchy excludes financial assets and liabilities where book value approximates fair value due to the liquid nature of the asset or liability.

Transaction costs in respect of financial instruments at fair value through profit or loss are recognized immediately in net earnings. Transaction costs in respect of other financial instruments are included in the initial measurement of the financial instrument.

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, an impairment loss is recognized.

Impairment losses on financial assets carried at amortized cost including loans and receivables are calculated as the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument's original effective interest rate. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(Q) Risk Management Activities

The Company uses derivative financial instruments to manage its commodity price, foreign currency and interest rate exposures. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes. All derivative financial instruments are recognized in the consolidated balance sheets at their estimated fair value as determined based on appropriate internal valuation methodologies and/or third party indications. Fair values determined using valuation models require the use of assumptions concerning the amount and timing of future cash flows and discount rates. The Company's own credit risk is not included in the carrying amount of a risk management liability.

The Company documents all derivative financial instruments that are formally designated as hedging transactions at the inception of the hedging relationship, in accordance with the Company's risk management policies. The effectiveness of the hedging relationship is evaluated, both at inception of the hedge and on an ongoing basis.

The Company periodically enters into commodity price contracts to manage anticipated sales and purchases of crude oil and natural gas in order to protect its cash flow for its capital expenditure programs. The effective portion of changes in the fair value of derivative commodity price contracts formally designated as cash flow hedges is initially recognized in other comprehensive income and is reclassified to risk management activities in net earnings in the same period or periods in which the commodity is sold or purchased. The ineffective portion of changes in the fair value of these designated contracts is immediately recognized in risk management activities in net earnings. All changes in the fair value of non-designated crude oil and natural gas commodity price contracts are included in risk management activities in net earnings.

The Company periodically enters into interest rate swap contracts to manage its fixed to floating interest rate mix on certain of its long-term debt. The interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. Changes in the fair value of interest rate swap contracts designated as fair value hedges and corresponding changes in the fair value of the hedged long-term debt are included in interest expense in net earnings. Changes in the fair value of non-designated interest rate swap contracts are included in risk management activities in net earnings.

Cross currency swap contracts are periodically used to manage currency exposure on US dollar denominated long-term debt. The cross currency swap contracts require the periodic exchange of payments with the exchange at maturity of notional principal amounts on which the payments are based. Changes in the fair value of the foreign exchange component of cross currency swap contracts designated as cash flow hedges related to the notional principal amounts are included in foreign exchange gains and losses in net earnings. The effective portion of changes in the fair value of the interest rate component of cross currency swap contracts designated as cash flow hedges is initially included in other comprehensive income and is reclassified to interest expense when realized, with the ineffective portion recognized in risk management activities in net earnings. Changes in the fair value of non-designated cross currency swap contracts are included in risk management activities in net earnings.

Realized gains or losses on the termination of financial instruments that have been designated as cash flow hedges are deferred under accumulated other comprehensive income on the consolidated balance sheets and amortized into net earnings in the period in which the underlying hedged items are recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any unrealized derivative gain or loss is recognized immediately in net earnings. Realized gains or losses on the termination of financial instruments that have not been designated as hedges are recognized immediately in net earnings.

Upon termination of an interest rate swap designated as a fair value hedge, the interest rate swap is derecognized on the consolidated balance sheets and the related long-term debt hedged is no longer revalued for subsequent changes in fair value. The fair value adjustment on the long-term debt at the date of termination of the interest rate swap is amortized to interest expense over the remaining term of the long-term debt.

Foreign currency forward contracts are periodically used to manage foreign currency cash requirements. The foreign currency forward contracts involve the purchase or sale of an agreed upon amount of US dollars at a specified future date at forward exchange rates. Changes in the fair value of foreign currency forward contracts designated as cash flow hedges are initially recorded in other comprehensive income and are reclassified to foreign exchange gains and losses when realized. Changes in the fair value of foreign currency forward contracts not included as hedges are included in risk management activities and recognized immediately in net earnings.

Embedded derivatives are derivatives that are included in a non-derivative host contract. Embedded derivatives are recorded at fair value separately from the host contract when their economic characteristics and risks are not clearly and closely related to the host contract.

(R) Comprehensive Income

Comprehensive income is comprised of the Company's net earnings and other comprehensive income. Other comprehensive income includes the effective portion of changes in the fair value of derivative financial instruments designated as cash flow hedges and foreign currency translation gains and losses on the net investment in foreign operations that do not have a Canadian dollar functional currency. Other comprehensive income is shown net of related income taxes.

(S) Per Common Share Amounts

The Company calculates basic earnings per share by dividing net earnings by the weighted average number of common shares outstanding during the period. As the Company's Option Plan allows for the settlement of stock options in either cash or shares at the option of the holder, diluted earnings per share is calculated using the more dilutive of cash settlement or share settlement under the treasury stock method.

(T) Share Capital

Common shares are classified as equity. Costs directly attributable to the issue of new shares or options are included in equity as a deduction, net of tax, from proceeds. When the Company acquires its own common shares, share capital is reduced by the average carrying value of the shares purchased. The excess of the purchase price over the average carrying value is recognized as a reduction of retained earnings. Shares are cancelled upon purchase.

(U) Dividends

Dividends on common shares are recognized in the Company's financial statements in the period in which the dividends are approved by the Board of Directors.

2. Accounting Standards Issued but Not Yet Applied

The Company is required to adopt IFRS 9, "Financial Instruments", effective January 1, 2015, with earlier adoption permitted. IFRS 9 replaces existing requirements included in IAS 39, "Financial Instruments - Recognition and Measurement". The new standard replaces the multiple classification and measurement models for financial assets and liabilities with a new model that has only two categories: amortized cost and fair value through profit and loss. Under IFRS 9, fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

In May 2011, the IASB issued the following new accounting standards, which are required to be adopted effective January 1, 2013:

- IFRS 10 "Consolidated Financial Statements" replaces IAS 27 "Consolidated and Separate Financial Statements" (IAS 27 still contains guidance for Separate Financial Statements) and Standing Interpretations Committee ("SIC") 12 "Consolidation – Special Purpose Entities". IFRS 10 establishes the principles for the presentation and preparation of consolidated financial statements. The standard defines the principle of control and establishes control as the basis for consolidation, as well as providing guidance on how to apply the control principle to determine whether an investor controls an investee.
- IFRS 11 "Joint Arrangements" replaces IAS 31 "Interests in Joint Ventures" and SIC 13 "Jointly Controlled Entities – Non-Monetary Contributions by Venturers". The new standard defines two types of joint arrangements, joint operations and joint ventures, and prescribes the accounting treatment for each type of joint arrangement – recognition of the proportionate interest in the assets, liabilities, revenues and expenses; and equity accounting, respectively. There is no longer a choice of the accounting method.
- IFRS 12 "Disclosure of Interests in Other Entities". The standard includes disclosure requirements for investments in subsidiaries, joint arrangements, associates and unconsolidated structured entities. This standard does not impact the Company's accounting for investments in other entities, but will impact the related disclosures.
- IFRS 13 "Fair Value Measurement" provides guidance on how fair value should be applied where its use is already required or permitted by other standards within IFRS. The standard includes a definition of fair value and a single source of fair value measurement and disclosure requirements for use across all IFRSs that require or permit the use of fair value.

In June 2011, the IASB issued amendments to IAS 1 "Presentation of Financial Statements" that require items of other comprehensive income that may be reclassified to net earnings to be grouped together. The amendments also require that items in other comprehensive income and net earnings be presented as either a single statement or two consecutive statements. The standard is effective for fiscal years beginning on or after July 1, 2012.

In October 2011, the IASB issued IFRS Interpretation Committee ("IFRIC") 20 "Stripping Costs in the Production Phase of a Surface Mine". The IFRIC requires overburden removal costs during the production phase to be capitalized and depreciated if the Company can demonstrate that probable future economic benefits will be realized, the costs can be reliably measured, and the Company can identify the component of the ore body for which access has been improved. The IFRIC is effective for fiscal periods beginning on or after January 1, 2013.

The Company is currently assessing the impact of these new and amended standards on its consolidated financial statements. The Company does not plan to early adopt the above noted standards.

3. Critical Accounting Estimates and Judgements

The Company has made estimates, assumptions and judgements regarding certain assets, liabilities, revenues and expenses in the preparation of the consolidated financial statements, primarily related to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, actual results may differ from estimated amounts. The estimates, assumptions and judgements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(A) Crude oil and natural gas reserves

Purchase price allocations, depletion, depreciation and amortization, and amounts used in impairment calculations are based on estimates of crude oil and natural gas reserves. Reserve estimates are based on engineering data, estimated future prices, expected future rates of production and the timing of future capital expenditures, all of which are subject to many uncertainties, interpretations and judgements. The Company expects that, over time, its reserve estimates will be revised upward or downward based on updated information such as the results of future drilling, testing and production levels, and may be affected by changes in commodity prices.

(B) Asset retirement obligations

The calculation of asset retirement obligations includes estimates and judgements of the scope, the future costs and the timing of the cash flows to settle the liability, the discount rate used in reflecting the passage of time, and future inflation rates.

(C) Income taxes

The Company is subject to income taxes in numerous legal jurisdictions. Accounting for income taxes requires the Company to interpret frequently changing laws and regulations, including changing income tax rates, and make certain judgements with respect to the application of tax law, estimating the timing of temporary difference reversals, and estimating the realizability of tax assets. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for potential tax audit issues based on assessments of whether additional taxes will be due.

(D) Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Company uses its judgement to select a variety of methods and make assumptions that are primarily based on market conditions existing at the end of each reporting period. The Company uses directly and indirectly observable inputs in measuring the value of financial instruments that are not traded in active markets, including quoted commodity prices and volatility, interest rate yield curves and foreign exchange rates.

(E) Purchase price allocations

Purchase prices related to business combinations and asset acquisitions are allocated to the underlying acquired assets and liabilities based on their estimated fair value at the time of acquisition. The determination of fair value requires the Company to make assumptions, estimates and judgements regarding future events. The allocation process is inherently subjective and impacts the amounts assigned to individually identifiable assets and liabilities, including the fair value of crude oil and natural gas properties. As a result, the purchase price allocation impacts the Company's reported assets and liabilities and future net earnings due to the impact on future depletion, depreciation, and amortization expense and impairment tests.

(F) Share-based compensation

The Company has made various assumptions in estimating the fair values of the common stock options granted under the Option Plan, including expected volatility, expected exercise behavior and future forfeiture rates. At each period end, stock options outstanding are remeasured for changes in the fair value of the liability.

(G) Identification of CGUs

CGUs are defined as the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The classification of assets into CGUs requires significant judgement and interpretations with respect to the integration between assets, the existence of active markets, shared infrastructures, and the way in which management monitors the Company's operations.

(H) Impairment of Assets

The recoverable amount of a CGU or an individual asset has been determined as the higher of the CGU's or the asset's fair value less costs to sell and its value in use. These calculations require the use of estimates and assumptions and are subject to change as new information becomes available including information on future commodity prices, expected production volumes, quantity of reserves and discount rates as well as future development and operating costs. Changes in assumptions used in determining the recoverable amount could affect the carrying value of the related assets and CGU's.

4. Inventory

	December 31 2011	December 31 2010	January 1 2010
Product inventory	**$ 328**	$ 286	$ 245
Materials and supplies	**222**	187	159
Other	**–**	4	34
	$ 550	$ 477	$ 438

5. Exploration and Evaluation Assets

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa		
Cost					
At January 1, 2010	$ 2,102	$ –	$ 191	$ –	$ 2,293
Additions	563	6	3	–	572
Transfers to property, plant and equipment	(299)	–	(154)	–	(453)
Foreign exchange adjustments	–	(1)	(9)	–	(10)
At December 31, 2010	2,366	5	31	–	2,402
Additions	**309**	**1**	**2**	**–**	**312**
Transfers to property, plant and equipment	**(233)**	**(6)**	**–**	**–**	**(239)**
At December 31, 2011	**$ 2,442**	**$ –**	**$ 33**	**$ –**	**$ 2,475**

6. Property, Plant and Equipment

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream	Head Office	Total
	North America	North Sea	Offshore Africa				
Cost							
At January 1, 2010	$ 36,159	$ 3,866	$ 2,666	$ 13,758	$ 284	$ 214	$ 56,947
Additions	4,403	190	254	411	7	18	5,283
Transfers from E&E assets	299	–	154	–	–	–	453
Disposals/ derecognitions	–	(5)	–	–	–	(11)	(16)
Foreign exchange adjustments and other	–	(238)	(146)	–	–	(5)	(389)
At December 31, 2010	40,861	3,813	2,928	14,169	291	216	62,278
Additions	**5,026**	**235**	**76**	**1,545**	**7**	**18**	**6,907**
Transfers from E&E assets	**233**	**6**	**–**	**–**	**–**	**–**	**239**
Disposals/ derecognitions [(1)]	**–**	**–**	**(29)**	**(503)**	**–**	**–**	**(532)**
Foreign exchange adjustments and other	**–**	**93**	**69**	**–**	**–**	**–**	**162**
At December 31, 2011	**$ 46,120**	**$ 4,147**	**$ 3,044**	**$ 15,211**	**$ 298**	**$ 234**	**$ 69,054**
Accumulated depletion and depreciation							
At January 1, 2010	$ 16,427	$ 2,054	$ 1,008	$ 207	$ 81	$ 152	$ 19,929
Expense	2,473	295	298	396	8	13	3,483
Impairment [(2)]	–	–	637	–	–	–	637
Disposals/ derecognitions	–	(5)	–	–	–	(11)	(16)
Foreign exchange adjustments and other	(5)	(139)	(39)	4	–	(5)	(184)
At December 31, 2010	18,895	2,205	1,904	607	89	149	23,849
Expense	**2,826**	**248**	**242**	**266**	**7**	**15**	**3,604**
Impairment [(1)]	**–**	**–**	**–**	**396**	**–**	**–**	**396**
Disposals/ derecognitions [(1)]	**–**	**–**	**(29)**	**(503)**	**–**	**–**	**(532)**
Foreign exchange adjustments and other	**–**	**59**	**35**	**10**	**–**	**2**	**106**
At December 31, 2011	**$ 21,721**	**$ 2,512**	**$ 2,152**	**$ 776**	**$ 96**	**$ 166**	**$ 27,423**
Net book value							
- at December 31, 2011	**$ 24,399**	**$ 1,635**	**$ 892**	**$ 14,435**	**$ 202**	**$ 68**	**$ 41,631**
- at December 31, 2010	$ 21,966	$ 1,608	$ 1,024	$ 13,562	$ 202	$ 67	$ 38,429
- at January 1, 2010	$ 19,732	$ 1,812	$ 1,658	$ 13,551	$ 203	$ 62	$ 37,018

(1) During 2011, the Company derecognized certain property, plant and equipment related to the coker fire at Horizon in the amount of $411 million based on estimated replacement cost, net of accumulated depletion and depreciation of $15 million. There was a resulting impairment charge of $396 million. For additional information, refer to note 10.

(2) During 2010, the Company recognized a $637 million impairment relating to the Gabon CGU, in Offshore Africa, which was included in depletion, depreciation and amortization expense. The impairment was based on the difference between the December 31, 2010 net book value of the assets and their recoverable amounts. The recoverable amounts were determined using fair value less costs to sell based on discounted future cash flows of proved and probable reserves using forecast prices and costs.

Development projects not subject to depletion	
At December 31, 2011	$ 1,443
At December 31, 2010	$ 934
At January 1, 2010	$ 1,270

The Company acquired a number of producing crude oil and natural gas assets in the North American Exploration and Production segment for total cash consideration of $1,012 million during the year ended December 31, 2011 (2010 – $1,482 million), net of associated asset retirement obligations of $79 million (2010 – $22 million). Interests in jointly controlled assets were acquired with full tax basis. No working capital or debt obligations were assumed.

During the year ended December 31, 2011, the Company capitalized directly attributable administrative costs of $44 million (2010 – $43 million) in the North Sea and Offshore Africa, related to development activities and $60 million (2010 – $33 million) in North America, primarily related to Oil Sands Mining and Upgrading.

The Company capitalizes construction period interest for qualifying assets based on costs incurred and the Company's cost of borrowing. Interest capitalization to a qualifying asset ceases once construction is substantially complete. For the year ended December 31, 2011, pre-tax interest of $59 million was capitalized to property, plant and equipment (2010 – $28 million) using a capitalization rate of 4.7% (2010 – 4.9%).

7. Other Long-Term Assets

	December 31 2011	December 31 2010	January 1 2010
Investment in North West Redwater Partnership	**$ 321**	$ –	$ –
Other	**70**	14	6
	$ 391	$ 14	$ 6

Other long-term assets include a $321 million investment in the 50% owned North West Redwater Partnership ("Redwater"), of which $97 million was payable to Redwater at December 31, 2011 to fund project development. The investment is accounted for using the equity method. Redwater has entered into an agreement to construct and operate a bitumen upgrader and refinery, which targets to process bitumen for the Company and the Government of Alberta under a 30 year fee-for-service contract. Project development is dependent upon completion of detailed engineering and final project sanction by Redwater and its partners, and approval of the final tolls.

The Company's share of assets and liabilities of Redwater at December 31, 2011 was comprised as follows:

	December 31 2011
Current assets	**$ 108**
Non-current assets	**$ 233**
Current liabilities	**$ 117**
Non-current liabilities	**$ –**

8. Long-Term Debt

	December 31 2011	December 31 2010	January 1 2010
Canadian dollar denominated debt			
Bank credit facilities	$ **796**	$ 1,436	$ 1,897
Medium-term notes			
5.50% unsecured debentures due December 17, 2010	**–**	–	400
4.50% unsecured debentures due January 23, 2013	**400**	400	400
4.95% unsecured debentures due June 1, 2015	**400**	400	400
	1,596	2,236	3,097
US dollar denominated debt			
US dollar debt securities			
6.70% due July 15, 2011 (2011 – US$ nil; 2010 – US$400 million)	**–**	398	419
5.45% due October 1, 2012 (US$350 million)	**356**	348	366
5.15% due February 1, 2013 (US$400 million)	**406**	398	419
1.45% due November 14, 2014 (2011 – US$500 million; 2010 – US$ nil)	**509**	–	–
4.90% due December 1, 2014 (US$350 million)	**356**	348	366
6.00% due August 15, 2016 (US$250 million)	**255**	249	262
5.70% due May 15, 2017 (US$1,100 million)	**1,119**	1,094	1,151
5.90% due February 1, 2018 (US$400 million)	**406**	398	419
3.45% due November 15, 2021 (2011 – US$500 million; 2010 – US$ nil)	**509**	–	–
7.20% due January 15, 2032 (US$400 million)	**406**	398	419
6.45% due June 30, 2033 (US$350 million)	**356**	348	366
5.85% due February 1, 2035 (US$350 million)	**356**	348	366
6.50% due February 15, 2037 (US$450 million)	**458**	447	471
6.25% due March 15, 2038 (US$1,100 million)	**1,119**	1,094	1,151
6.75% due February 1, 2039 (US$400 million)	**406**	398	419
Less: original issue discount on US dollar debt securities (1)	**(21)**	(20)	(22)
	6,996	6,246	6,572
Fair value impact of interest rate swaps on US dollar debt securities (2)	**31**	47	39
	7,027	6,293	6,611
Long-term debt before transaction costs	**8,623**	8,529	9,708
Less: transaction costs (1) (3)	**(52)**	(44)	(49)
	8,571	8,485	9,659
Less: current portion (1) (2)	**359**	397	400
	$ **8,212**	$ 8,088	$ 9,259

(1) The Company has included unamortized original issue discounts and directly attributable transaction costs in the carrying amount of the outstanding debt.
(2) The carrying amounts of US$350 million of 5.45% notes due October 2012 and US$350 million of 4.90% notes due December 2014 were adjusted by $31 million (December 2010 – $47 million; January 2010 – $39 million) to reflect the fair value impact of hedge accounting.
(3) Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.

Bank Credit Facilities

As at December 31, 2011, the Company had in place unsecured bank credit facilities of $4,724 million, comprised of:

- a $200 million demand credit facility;
- a revolving syndicated credit facility of $3,000 million maturing June 2015;
- a revolving syndicated credit facility of $1,500 million maturing June 2012; and
- a £15 million demand credit facility related to the Company's North Sea operations.

During 2011, the $2,230 million revolving syndicated credit facility was increased to $3,000 million and extended to June 2015. Each of the $3,000 million and $1,500 million facilities is extendible annually for one-year periods at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal would be repayable on the maturity date. Borrowings under these facilities may be made by way of pricing referenced to Canadian dollar and US dollar bankers' acceptances, and LIBOR, US base rate and Canadian prime loans.

The Company's weighted average interest rate on bank credit facilities outstanding as at December 31, 2011, was 2.2% (December 31, 2010 – 1.5%), and on long-term debt outstanding for the year ended December 31, 2011 was 4.7% (December 31, 2010 – 4.9%).

In addition to the outstanding debt, letters of credit and financial guarantees aggregating $436 million, including $127 million related to Horizon and $174 million related to North Sea operations, were outstanding at December 31, 2011.

Medium-Term Notes

In November 2011, the Company filed a base shelf prospectus that allows for the issue of up to $3,000 million of medium-term notes in Canada until November 2013. If issued, these securities will bear interest as determined at the date of issuance.

During 2010, the Company repaid $400 million of medium-term notes bearing interest at 5.50%.

US Dollar Debt Securities

In July 2011, the Company repaid US$400 million of US dollar debt securities bearing interest at 6.70%.

In November 2011, the Company filed a base shelf prospectus that allows for the issue of up to US$3,000 million of debt securities in the United States until November 2013. Subsequently, the Company issued US$1,000 million of unsecured notes under the US base shelf prospectus, comprised of US$500 million of 1.45% unsecured notes due November 2014 and US$500 million of 3.45% unsecured notes due November 2021. Concurrently, the Company entered into cross currency swaps to fix the Canadian dollar interest and principal repayment amounts on the US$500 million of 3.45% unsecured notes due November 2021 at 3.96% and C$511 million (note 17). Proceeds from the securities issued were used to repay bank indebtedness. After issuing these securities, the Company has US$2,000 million remaining on its outstanding US$3,000 million base shelf prospectus, which expires in November 2013. If issued, these securities will bear interest as determined at the date of issuance.

Required Debt Repayments

Required debt repayments are as follows:

Year	Repayment
2012	$ 356
2013	$ 806
2014	$ 865
2015	$ 1,196
2016	$ 255
Thereafter	$ 5,135

9. Other Long-Term Liabilities

	December 31 2011	December 31 2010	January 1 2010
Asset retirement obligations	**$ 3,577**	$ 2,624	$ 2,214
Share-based compensation	**432**	663	622
Risk management (note 17)	**274**	485	325
Other	**85**	102	178
	4,368	3,874	3,339
Less: current portion	**455**	870	854
	$ 3,913	$ 3,004	$ 2,485

Asset retirement obligations

The Company's asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and have been discounted using a weighted average discount rate of 4.6% (December 31, 2010 – 5.1%; January 1, 2010 – 5.8%). A reconciliation of the discounted asset retirement obligations is as follows:

	2011	2010
Balance – beginning of year	**$ 2,624**	$ 2,214
Liabilities incurred	**12**	12
Liabilities acquired	**79**	22
Liabilities settled	**(213)**	(179)
Asset retirement obligation accretion	**130**	123
Revision of estimates	**924**	474
Foreign exchange adjustments	**21**	(42)
Balance – end of year	**$ 3,577**	$ 2,624

Segmented asset retirement obligations

	December 31 2011	December 31 2010	January 1 2010
Exploration and Production			
North America	**$ 1,862**	$ 1,390	$ 905
North Sea	**723**	670	630
Offshore Africa	**192**	137	129
Oil Sands Mining and Upgrading	**798**	426	549
Midstream	**2**	1	1
	$ 3,577	$ 2,624	$ 2,214

Share-based compensation

As the Company's Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered, a liability for potential cash settlements is recognized. The current portion represents the maximum amount of the liability payable within the next twelve month period if all vested stock options are surrendered for cash settlement.

	2011	2010
Balance – beginning of year	**$ 663**	$ 622
Share-based compensation (recovery) expense	**(102)**	203
Cash payment for stock options surrendered	**(14)**	(45)
Transferred to common shares	**(115)**	(149)
Capitalized to Oil Sands Mining and Upgrading	**–**	32
Balance – end of year	**432**	663
Less: current portion	**384**	623
	$ 48	$ 40

The share-based compensation liability of $432 million at December 31, 2011 (2010 – $663 million) was estimated using the Black-Scholes valuation model and the following weighted average assumptions:

	2011	2010
Fair value	**$ 10.84**	$ 16.49
Share price	**$ 38.15**	$ 44.35
Expected volatility	**36.94%**	33.47%
Expected dividend yield	**0.94%**	0.68%
Risk free interest rate	**1.13%**	1.91%
Expected forfeiture rate	**4.65%**	4.96%
Expected stock option life (1)	**4.5 years**	4.5 years

(1) At original time of grant.

10. Horizon Asset Impairment Provision and Insurance Recovery

Due to property damage resulting from a fire in the Horizon primary upgrading coking plant on January 6, 2011, the Company recognized an asset impairment provision in the Oil Sands Mining and Upgrading segment of $396 million, net of accumulated depletion and amortization. Insurance proceeds of $393 million were also recognized, offsetting the property damage. Production resumed in August 2011. As at December 31, 2011, the Company finalized its property damage insurance claim with certain of its insurers. The Company believes that the remaining portion of the property damage insurance claim will be settled without further adjustment.

The Company also maintains business interruption insurance to reduce operating losses related to its ongoing Horizon operations. The Company finalized its business interruption insurance claim for $333 million.

11. Income Taxes

The provision for income tax is as follows:

	2011	2010
Current corporate income tax – North America	**$ 315**	$ 431
Current corporate income tax – North Sea	**245**	203
Current corporate income tax – Offshore Africa	**140**	64
Current PRT[1] expense – North Sea	**135**	68
Other taxes	**25**	23
Current income tax expense	**860**	789
Deferred corporate income tax expense	**412**	408
Deferred PRT recovery – North Sea	**(5)**	(9)
Deferred income tax expense	**407**	399
Income tax expense	**$ 1,267**	$ 1,188

(1) Petroleum Revenue Tax

The provision for income tax is different from the amount computed by applying the combined statutory Canadian federal and provincial income tax rates to earnings before taxes. The reasons for the difference are as follows:

	2011	2010
Canadian statutory income tax rate	**26.6%**	28.1%
Income tax provision at statutory rate	**$ 1,040**	$ 802
Effect on income taxes of:		
UK PRT and other taxes	**155**	82
Impact of deductible UK PRT and other taxes on corporate income tax	**(77)**	(30)
Foreign and domestic tax rate differentials	**84**	15
Non-taxable portion of foreign exchange loss (gain)	**6**	(17)
Stock options exercised for common shares	**(31)**	217
Income tax rate and other legislation changes	**104**	–
Non-deductible Offshore Africa impairment charge	**–**	130
Other	**(14)**	(11)
Income tax expense	**$ 1,267**	$ 1,188

The following table summarizes the temporary differences that give rise to the net deferred income tax asset and liability:

	December 31 2011	December 31 2010	January 1 2010
Deferred income tax liabilities			
Property, plant and equipment and exploration and evaluation assets	**$ 8,404**	$ 7,719	$ 7,107
Timing of partnership items	**1,065**	988	1,127
Unrealized foreign exchange gain on long-term debt	**149**	194	152
Deferred PRT	**74**	78	91
	9,692	8,979	8,477
Deferred income tax assets			
Asset retirement obligations	**(1,136)**	(806)	(695)
Loss carryforwards	**(119)**	(144)	(84)
Share-based compensation	**–**	–	(132)
Unrealized risk management activities	**(40)**	(96)	(74)
Other	**(176)**	(145)	(30)
	(1,471)	(1,191)	(1,015)
Net deferred income tax liability	**$ 8,221**	$ 7,788	$ 7,462

Movements in deferred tax liabilities and assets recognized in net earnings during the year were as follows:

	2011	2010
Property, plant and equipment and exploration and evaluation assets	**$ 662**	$ 684
Timing of partnership items	**77**	(139)
Unrealized foreign exchange (gain) loss on long-term debt	**(45)**	42
Unrealized risk management activities	**44**	(8)
Asset retirement obligations	**(321)**	(127)
Share-based compensation	**–**	132
Loss carryforwards	**25**	(60)
Deferred PRT	**(5)**	(9)
Other	**(30)**	(116)
	$ 407	$ 399

The following table summarizes the movements of deferred income tax liability during the year:

	2011	2010
Balance – beginning of year	**$ 7,788**	$ 7,462
Deferred income tax expense	**407**	399
Deferred income tax expense (recovery) included in other comprehensive income	**12**	(14)
Foreign exchange adjustments	**20**	(59)
Other	**(6)**	–
Balance – end of year	**$ 8,221**	$ 7,788

Taxable income from the Exploration and Production business in Canada is primarily generated through partnerships, with the related income taxes payable in periods subsequent to the current reporting period. North America current and deferred income taxes have been provided on the basis of this corporate structure. In addition, current income taxes in each operating segment will vary depending upon available income tax deductions related to the nature, timing and amount of capital expenditures incurred in any particular year.

During 2011, the Canadian Federal government enacted legislation to implement several taxation changes. These changes include a requirement that, beginning in 2012, partnership income must be included in the taxable income of each corporate partner based on the tax year of the partner, rather than the fiscal year of the partnership. The legislation includes a five-year transition provision and has no impact on net earnings.

During 2011, the UK government enacted an increase to the supplementary income tax rate charged on profits from UK North Sea crude oil and natural gas production, increasing the combined corporate and supplementary income tax rate from 50% to 62%. As a result of the income tax rate change, the Company's deferred income tax liability was increased by $104 million.

During 2010, deferred income tax expense included a charge of $132 million related to enacted changes in Canada to the taxation of stock options surrendered by employees for cash.

The Company files income tax returns in the various jurisdictions in which it operates. These tax returns are subject to periodic examinations in the normal course by the applicable tax authorities. The tax returns as prepared may include filing positions that could be subject to differing interpretations of applicable tax laws and regulations, which may take several years to resolve. The Company does not believe the ultimate resolution of these matters will have a material impact upon the Company's results of operations, financial position or liquidity.

Deferred income tax assets are recognized for temporary differences to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company did not recognize deferred income tax assets with respect to taxable capital loss carryforwards in excess of $1,000 million in North America, which can be carried forward indefinitely and only applied against future taxable capital gains.

Deferred income tax liabilities have not been recognized on the unremitted net earnings of wholly controlled subsidiaries.The Company is able to control the timing and amount of distributions and no taxes are payable on distributions from these subsidiaries as long as the distributions remain within certain limits.

12. Share Capital

Authorized

200,000 Class 1 preferred shares with a stated value of $10.00 each.

Unlimited number of common shares without par value.

Issued

	2011			2010		
Common shares	**Number of shares** (thousands)		**Amount**	Number of shares (thousands) (1)		Amount
Balance – beginning of year	**1,090,848**	**$**	**3,147**	1,084,654	$	2,834
Issued upon exercise of stock options	**8,683**		**255**	8,208		170
Previously recognized liability on stock options exercised for common shares	**–**		**115**	–		149
Cancellation of common shares	**–**		**–**	(14)		–
Purchase of common shares under Normal Course Issuer Bid	**(3,071)**		**(10)**	(2,000)		(6)
Balance – end of year	**1,096,460**	**$**	**3,507**	1,090,848	$	3,147

(1) Restated to reflect two-for-one common share split in May 2010.

Dividend Policy

The Company has paid regular quarterly dividends in January, April, July and October of each year since 2001. The dividend policy undergoes a periodic review by the Board of Directors and is subject to change.

On March 6, 2012, the Board of Directors set the Company's regular quarterly dividend at $0.105 per common share (2011 – $0.09 per common share; 2010 – $0.075 per common share).

Normal Course Issuer Bid

In 2011, the Company announced a Normal Course Issuer Bid to purchase, through the facilities of the Toronto Stock Exchange and the New York Stock Exchange, during the twelve month period commencing April 6, 2011 and ending April 5, 2012, up to 27,406,131 common shares or 2.5% of the common shares of the Company outstanding at March 25, 2011. During 2011, the Company purchased 3,071,100 common shares (2010 – 2,000,000 common shares) at an average price of $33.68 per common share (2010 – $33.77 per common share), for a total cost of $104 million (2010 – $68 million). Retained earnings were reduced by $94 million (2010 – $62 million), representing the excess of the purchase price of the common shares over their average carrying value.

Share split

The Company's shareholders passed a Special Resolution subdividing the common shares of the Company on a two-for-one basis at the Company's Annual and Special Meeting held on May 6, 2010 with such subdivision taking effect on May 21, 2010. All common share, per common share, and stock option amounts were restated to reflect the common share split.

Stock Options

The Company's Option Plan provides for the granting of stock options to employees. Stock options granted under the Option Plan have terms ranging from five to six years to expiry and vest over a five-year period. The exercise price of each stock option granted is determined at the closing market price of the common shares on the Toronto Stock Exchange on the day prior to the grant. Each stock option granted provides the holder the choice to purchase one common share of the Company at the stated exercise price or receive a cash payment equal to the difference between the stated exercise price and the market price of the Company's common shares on the date of surrender of the stock option.

The Option Plan is a "rolling 9%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 9% of the common shares outstanding from time to time.

The following table summarizes information relating to stock options outstanding at December 31, 2011 and 2010:

	2011			2010		
	Stock options (thousands)		**Weighted average exercise price**	Stock options (thousands)[1]		Weighted average exercise price[1]
Outstanding – beginning of year	**66,844**	**$**	**33.31**	64,211	$	29.27
Granted	**19,516**	**$**	**37.54**	16,168	$	40.68
Surrendered for cash settlement	**(1,124)**	**$**	**29.84**	(2,741)	$	21.00
Exercised for common shares	**(8,683)**	**$**	**29.34**	(8,208)	$	20.66
Forfeited	**(3,067)**	**$**	**35.87**	(2,586)	$	32.30
Outstanding – end of year	**73,486**	**$**	**34.85**	66,844	$	33.31
Exercisable – end of year	**26,486**	**$**	**32.13**	23,668	$	30.64

(1) Restated to reflect two-for-one common share split in May 2010.

The range of exercise prices of stock options outstanding and exercisable at December 31, 2011 was as follows:

	Stock options outstanding				**Stock options exercisable**		
Range of exercise prices	**Stock options outstanding** (thousands)	**Weighted average remaining term** (years)		**Weighted average exercise price**	**Stock options exercisable** (thousands)		**Weighted average exercise price**
$22.98 – $24.99	10,180	2.16	$	23.21	5,486	$	23.19
$25.00 – $29.99	2,300	1.06	$	28.10	2,079	$	28.02
$30.00 – $34.99	18,034	2.63	$	33.33	8,507	$	32.44
$35.00 – $39.99	28,650	3.71	$	36.49	7,697	$	35.37
$40.00 – $44.99	11,782	4.18	$	42.23	2,064	$	42.24
$45.00 – $46.25	2,540	3.87	$	45.65	653	$	46.25
	73,486	3.23	$	34.85	26,486	$	32.13

13. Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income, net of taxes, were as follows:

	December 31 2011	December 31 2010	January 1 2010
Derivative financial instruments designated as cash flow hedges	**$ 62**	$ 33	$ 77
Foreign currency translation adjustment	**(36)**	(24)	–
	$ 26	$ 9	$ 77

During the next twelve months, $6 million is expected to be reclassified to net earnings from accumulated other comprehensive income.

14. Capital Disclosures

The Company does not have any externally imposed regulatory capital requirements for managing capital. The Company has defined its capital to mean its long-term debt and consolidated shareholders' equity, as determined at each reporting date.

The Company's objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and to support its growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the arithmetic ratio of current and long-term debt divided by the sum of the carrying value of shareholders' equity plus current and long-term debt. The Company's internal targeted range for its debt to book capitalization ratio is 35% to 45%. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operating activities is greater than current investment activities. At December 31, 2011, the ratio was below the target range at 27%.

Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	December 31 2011	December 31 2010	January 1 2010
Long-term debt [1]	**$ 8,571**	$ 8,485	$ 9,659
Total shareholders' equity	**$ 22,898**	$ 20,368	$ 18,838
Debt to book capitalization	**27%**	29%	34%

(1) Includes the current portion of long-term debt.

15. Net Earnings Per Common Share

	2011	2010
Weighted average common shares outstanding – basic (thousands of shares)	**1,095,582**	1,088,096
Effect of dilutive stock options (thousands of shares)	**7,000**	7,552
Weighted average common shares outstanding – diluted (thousands of shares)	**1,102,582**	1,095,648
Net earnings	**$ 2,643**	$ 1,673
Net earnings per common share – basic	**$ 2.41**	$ 1.54
– diluted	**$ 2.40**	$ 1.53

For the year ended December 31, 2011, 5,610,000 stock options (2010 – 3,338,000) were excluded from the calculation as their effect on per common share amounts was not dilutive.

16. Interest and Other Financing Costs

		2011		2010
Interest expense:				
Long-term debt	$	450	$	485
Other financing costs		(4)		(6)
		446		479
Less: amounts capitalized on qualifying assets		59		28
Total interest and other financing costs		387		451
Interest income:				
Interest income on cash and cash equivalents		(14)		(3)
Total interest income		(14)		(3)
Net interest and other financing costs	$	373	$	448

17. Financial Instruments

The carrying values of the Company's financial instruments by category are as follows:

	December 31, 2011				
Asset (liability)	**Loans and receivables at amortized cost**	**Fair value through profit or loss**	**Derivatives used for hedging**	**Financial liabilities at amortized cost**	**Total**
Accounts receivable	$ 2,077	$ –	$ –	$ –	$ 2,077
Accounts payable	–	–	–	(526)	(526)
Accrued liabilities	–	–	–	(2,347)	(2,347)
Other long-term liabilities	–	(38)	(236)	(75)	(349)
Long-term debt [(1)]	–	–	–	(8,571)	(8,571)
	$ 2,077	$ (38)	$ (236)	$ (11,519)	$ (9,716)

	December 31, 2010				
Asset (liability)	Loans and receivables at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$ 1,481	$ –	$ –	$ –	$ 1,481
Accounts payable	–	–	–	(274)	(274)
Accrued liabilities	–	–	–	(1,735)	(1,735)
Other long-term liabilities	–	(167)	(318)	(91)	(576)
Long-term debt [(1)]	–	–	–	(8,485)	(8,485)
	$ 1,481	$ (167)	$ (318)	$ (10,585)	$ (9,589)

	January 1, 2010				
Asset (liability)	Loans and receivables at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$ 1,148	$ –	$ –	$ –	$ 1,148
Accounts payable	–	–	–	(240)	(240)
Accrued liabilities	–	–	–	(1,430)	(1,430)
Other long-term liabilities	–	(182)	(143)	(167)	(492)
Long-term debt [(1)]	–	–	–	(9,659)	(9,659)
	$ 1,148	$ (182)	$ (143)	$ (11,496)	$ (10,673)

(1) Includes the current portion of long-term debt.

The carrying amount of the Company's financial instruments approximates their fair value, except for fixed rate long-term debt as noted below. The fair values of the Company's other long-term liabilities and fixed rate long-term debt are outlined below:

	December 31, 2011		
	Carrying amount	**Fair value**	
Liability [1]		**Level 1**	**Level 2**
Other long-term liabilities	**$ (274)**	**$ –**	**$ (274)**
Fixed rate long-term debt [2] [3] [4]	**(7,775)**	**(9,120)**	**–**
	$ (8,049)	**$ (9,120)**	**$ (274)**

	December 31, 2010		
	Carrying amount	Fair value	
Liability [1]		Level 1	Level 2
Other long-term liabilities	$ (485)	$ –	$ (485)
Fixed rate long-term debt [2] [3] [4]	(7,049)	(7,835)	–
	$ (7,534)	$ (7,835)	$ (485)

	January 1, 2010		
	Carrying amount	Fair value	
Liability [1]		Level 1	Level 2
Other long-term liabilities	$ (325)	$ –	$ (325)
Fixed rate long-term debt [2] [3] [4]	(7,762)	(8,212)	–
	$ (8,087)	$ (8,212)	$ (325)

(1) Excludes financial assets and liabilities where the carrying amount approximates fair value due to the liquid nature of the asset or liability (cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities).

(2) The carrying amounts of US$350 million of 5.45% notes due October 2012 and US$350 million of 4.90% notes due December 2014 have been adjusted by $31 million (December 31, 2010 – $47 million; January 1, 2010 – $39 million) to reflect the fair value impact of hedge accounting.

(3) The fair value of fixed rate long-term debt has been determined based on quoted market prices.

(4) Includes the current portion of long-term debt.

The following provides a summary of the carrying amounts of derivative contracts held and a reconciliation to the Company's consolidated balance sheets.

Asset (liability)		**December 31 2011**		December 31 2010		January 1 2010
Derivatives held for trading						
Crude oil price collars	**$**	**(13)**	$	(64)	$	(256)
Crude oil put options		**–**		(83)		–
Natural gas price collars		**–**		–		72
Interest rate swaps		**–**		–		11
Foreign currency forward contracts		**(25)**		(20)		(9)
Cash flow hedges						
Natural gas swaps		**–**		(49)		–
Cross currency swaps		**(236)**		(269)		(158)
Fair value hedges						
Interest rate swaps		**–**		–		15
	$	**(274)**	$	(485)	$	(325)
Included within:						
Current portion of other long-term liabilities	**$**	**(43)**	$	(222)	$	(182)
Other long-term liabilities		**(231)**		(263)		(143)
	$	**(274)**	$	(485)	$	(325)

Ineffectiveness arising from cash flow hedges recognized in net earnings for the year ended December 31, 2011 resulted in a loss of $2 million (December 31, 2010 – loss of $1 million).

Risk Management

The changes in estimated fair values of derivative financial instruments included in the risk management asset (liability) were recognized in the financial statements as follows:

Asset (liability)		**2011**		2010
Balance – beginning of year	**$**	**(485)**	$	(325)
Net cost of outstanding put options		**–**		106
Net change in fair value of outstanding derivative financial instruments attributable to:				
Risk management activities		**128**		24
Interest expense		**–**		30
Foreign exchange		**42**		(101)
Other comprehensive income		**41**		(58)
Settlement of interest rate swaps and other		**–**		(55)
		(274)		(379)
Add: put premium financing obligations [1]		**–**		(106)
Balance – end of year		**(274)**		(485)
Less: current portion		**(43)**		(222)
	$	**(231)**	$	(263)

(1) The Company had negotiated payment of put option premiums with various counterparties at the time of actual settlement of the respective options. These obligations were reflected in the net risk management asset (liability).

Net gains from risk management activities for the years ended December 31 were as follows:

		2011		2010
Net realized risk management loss (gain)	**$**	**101**	$	(110)
Net unrealized risk management gain		**(128)**		(24)
	$	**(27)**	$	(134)

Financial Risk Factors

a) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company's market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange risk.

Commodity price risk management

The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases. At December 31, 2011, the Company had the following derivative financial instruments outstanding to manage its commodity price risk:

Sales contracts

	Remaining term	Volume	Weighted average price	Index
Crude oil (1)				
Crude oil price collars (2)	Jan 2012 – Dec 2012	50,000 bbl/d	US$80.00 – US$134.87	Brent

(1) Subsequent to December 31, 2011, the Company entered into 50,000 bbl/d of US$80 WTI put options for the month of February 2012 for a total cost of US$3 million and 100,000 bbl/d of US$80 WTI put options for the period March to December 2012 for a total cost of US$62 million.
(2) Subsequent to December 31, 2011, the Company entered into an additional 50,000 bbl/d of US$80-US$136.06 Brent collars for the period February to December 2012.

During 2011, US$106 million of put option costs were settled.

The Company's outstanding commodity derivative financial instruments are expected to be settled monthly based on the applicable index pricing for the respective contract month.

Interest rate risk management

The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. The Company periodically enters into interest rate swap contracts to manage its fixed to floating interest rate mix on long-term debt. The interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. During 2011, the Company unwound C$200 million of 1.4475% interest rate swaps with an original maturity of February 2012 for nominal consideration. At December 31, 2011, the Company had no interest rate swap contracts outstanding.

Foreign currency exchange rate risk management

The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies in its subsidiaries and in the carrying value of its foreign subsidiaries. The Company periodically enters into cross currency swap contracts and foreign currency forward contracts to manage known currency exposure on US dollar denominated long-term debt and working capital. The cross currency swap contracts require the periodic exchange of payments with the exchange at maturity of notional principal amounts on which the payments are based. At December 31, 2011, the Company had the following cross currency swap contracts outstanding:

	Remaining term	Amount	Exchange rate (US$/C$)	Interest rate (US$)	Interest rate (C$)
Cross currency					
Swaps (1)	Jan 2012 – Aug 2016	US$250	1.116	6.00%	5.40%
	Jan 2012 – May 2017	US$1,100	1.170	5.70%	5.10%
	Jan 2012 – Nov 2021	US$500	1.022	3.45%	3.96%
	Jan 2012 – Mar 2038	US$550	1.170	6.25%	5.76%

(1) The cross currency swaps that had been designated as cash flow hedges of US $400 million of 6.70% debt securities were settled, resulting in a realized loss of $9 million.

All cross currency swap derivative financial instruments designated as hedges at December 31, 2011 were classified as cash flow hedges.

In addition to the cross currency swap contracts noted above, at December 31, 2011, the Company had US$2,043 million of foreign currency forward contracts outstanding, with terms of approximately 30 days or less.

Financial instrument sensitivities

The following table summarizes the annualized sensitivities of the Company's net earnings and other comprehensive income to changes in the fair value of financial instruments outstanding as at December 31, 2011, resulting from changes in the specified variable, with all other variables held constant. These sensitivities are prepared on a different basis than those sensitivities disclosed in the Company's other continuous disclosure documents, are limited to the impact of changes in a specified variable applied to financial instruments only and do not represent the impact of a change in the variable on the operating results of the Company taken as a whole. Further, these sensitivities are theoretical, as changes in one variable may contribute to changes in another variable, which may magnify or counteract the sensitivities. In addition, changes in fair value generally cannot be extrapolated because the relationship of a change in an assumption to the change in fair value cannot be linear.

	Impact on net earnings	Impact on other comprehensive income
Commodity price risk		
Increase Brent US$1.00/bbl	$ (4)	$ –
Decrease Brent US$1.00/bbl	$ 4	$ –
Interest rate risk		
Increase interest rate 1%	$ (5)	$ 16
Decrease interest rate 1%	$ 5	$ (23)
Foreign currency exchange rate risk		
Increase exchange rate by US$0.01	$ (22)	$ –
Decrease exchange rate by US$0.01	$ 22	$ –

b) Credit Risk

Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.

Counterparty credit risk management

The Company's accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. At December 31, 2011, substantially all of the Company's accounts receivable were due within normal trade terms.

The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions and other entities. At December 31, 2011, the Company had net risk management assets of $nil with specific counterparties related to derivative financial instruments (December 31, 2010 – $nil; January 1, 2010 – $7 million).

The carrying amount of financial assets approximates the maximum credit exposure.

c) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.

Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.

The maturity dates for financial liabilities are as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$ 526	$ –	$ –	$ –
Accrued liabilities	$ 2,347	$ –	$ –	$ –
Risk management	$ 43	$ 40	$ 120	$ 71
Other long-term liabilities	$ 28	$ 13	$ 34	$ –
Long-term debt (1)	$ 356	$ 806	$ 2,316	$ 5,135

(1) Long-term debt represents principal repayments only and does not reflect fair value adjustments, original issue discounts or transaction costs.

18. Commitments and Contingencies

The Company has committed to certain payments as follows:

	2012	2013	2014	2015	2016	Thereafter
Product transportation and pipeline	$ 247	$ 210	$ 199	$ 185	$ 123	$ 888
Offshore equipment operating leases	$ 118	$ 101	$ 100	$ 82	$ 53	$ 119
Office leases	$ 30	$ 33	$ 34	$ 32	$ 33	$ 305
Other	$ 288	$ 158	$ 88	$ 24	$ 2	$ 8

The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

19. Supplemental Disclosure of Cash Flow Information

	2011	2010
Changes in non-cash working capital		
Accounts receivable (1)	**$ (198)**	$ (321)
Inventory	**(72)**	(35)
Prepaids and other	**(17)**	18
Accounts payable	**251**	36
Accrued liabilities	**627**	232
Current income tax liabilities	**(83)**	340
Net changes in non-cash working capital	**$ 508**	$ 270
Relating to:		
Operating activities	**$ (36)**	$ 136
Financing activities	**(15)**	(12)
Investing activities	**559**	146
	$ 508	$ 270

	2011	2010
Expenditures on exploration and evaluation assets	**$ 312**	$ 572
Expenditures on property, plant and equipment	**5,895**	4,771
Net proceeds on sale of property, plant and equipment	**(6)**	(8)
Net expenditures on exploration and evaluation assets and property, plant and equipment	**$ 6,201**	$ 5,335

(1) Adjusted for the working capital impact of insurance recoveries related to property damage.

20. Segmented Information

The Company's exploration and production activities are conducted in three geographic segments: North America, North Sea and Offshore Africa. These activities include the exploration, development, production and marketing of crude oil, natural gas liquids and natural gas.

The Company's Oil Sands Mining and Upgrading activities are reported in a separate segment from exploration and production activities as the bitumen will be recovered through mining operations.

	Exploration and Production					
	North America		North Sea		Offshore Africa	
	2011	2010	**2011**	2010	**2011**	2010
Segmented product sales	**$ 11,806**	$ 9,713	**$ 1,224**	$ 1,058	**$ 946**	$ 884
Less: royalties	**(1,538)**	(1,267)	**(3)**	(2)	**(114)**	(62)
Segmented revenue	**10,268**	8,446	**1,221**	1,056	**832**	822
Segmented expenses						
Production	**1,933**	1,675	**412**	387	**186**	167
Transportation and blending	**2,301**	1,761	**13**	8	**1**	1
Depletion, depreciation and amortization	**2,840**	2,484	**249**	297	**242**	935
Asset retirement obligation accretion	**70**	52	**33**	36	**7**	7
Realized risk management activities	**101**	(110)	**–**	–	**–**	–
Horizon asset impairment provision	**–**	–	**–**	–	**–**	–
Insurance recovery – property damage (note 10)	**–**	–	**–**	–	**–**	–
Insurance recovery – business interruption (note 10)	**–**	–	**–**	–	**–**	–
Total segmented expenses	**7,245**	5,862	**707**	728	**436**	1,110
Segmented earnings (loss) before the following	**$ 3,023**	$ 2,584	**$ 514**	$ 328	**$ 396**	$ (288)
Non–segmented expenses						
Administration						
Share-based compensation						
Interest and other financing costs						
Unrealized risk management activities						
Foreign exchange loss (gain)						
Total non–segmented expenses						
Earnings before taxes						
Current income tax expense						
Deferred income tax expense						
Net earnings						

Midstream activities include the Company's pipeline operations and an electricity co-generation system. Production activities that are not included in the above segments are reported in the segmented information as other. Inter-segment eliminations include internal transportation, electricity charges and natural gas sales.

Sales between segments are made at prices that approximate market prices, taking into account the volumes involved. Segment revenues and segment results include transactions between business segments. These transactions and any unrealized profits and losses are eliminated on consolidation, unless unrealized losses provide evidence of an impairment of the asset transferred. Sales to external customers are based on the location of the seller.

Operating segments are reported in a manner consistent with the internal reporting provided to senior management.

Oil Sands Mining and Upgrading		Midstream		Inter-segment elimination and other		Total	
2011	2010	**2011**	2010	**2011**	2010	**2011**	2010
$ 1,521	$ 2,649	**$ 88**	$ 79	**$ (78)**	$ (61)	**$ 15,507**	$ 14,322
(60)	(90)	**–**	–	**–**	–	**(1,715)**	(1,421)
1,461	2,559	**88**	79	**(78)**	(61)	**13,792**	12,901
1,127	1,208	**26**	22	**(13)**	(10)	**3,671**	3,449
62	61	**–**	–	**(50)**	(48)	**2,327**	1,783
266	396	**7**	8	**–**	–	**3,604**	4,120
20	28	**–**	–	**–**	–	**130**	123
–	–	**–**	–	**–**	–	**101**	(110)
396	–	**–**	–	**–**	–	**396**	–
(393)	–	**–**	–	**–**	–	**(393)**	–
(333)	–	**–**	–	**–**	–	**(333)**	–
1,145	1,693	**33**	30	**(63)**	(58)	**9,503**	9,365
$ 316	$ 866	**$ 55**	$ 49	**$ (15)**	$ (3)	**4,289**	3,536
						235	211
						(102)	203
						373	448
						(128)	(24)
						1	(163)
						379	675
						3,910	2,861
						860	789
						407	399
						$ 2,643	$ 1,673

Capital Expenditures [1]

	2011			2010		
	Net expenditures	Non cash and fair value changes[2]	Capitalized costs	Net expenditures	Non cash and fair value changes[2]	Capitalized costs
Exploration and evaluation assets						
Exploration and Production						
North America	$ 309	$ (233)	$ 76	$ 563	$ (299)	$ 264
North Sea	1	(6)	(5)	6	–	6
Offshore Africa	2	–	2	3	(154)	(151)
	$ 312	$ (239)	$ 73	$ 572	$ (453)	$ 119
Property, plant and equipment						
Exploration and Production						
North America	$ 4,427	$ 832	$ 5,259	$ 3,806	$ 896	$ 4,702
North Sea	226	15	241	143	42	185
Offshore Africa	31	16	47	246	162	408
	4,684	863	5,547	4,195	1,100	5,295
Oil Sands Mining and Upgrading [3] [4]	1,182	(140)	1,042	543	(132)	411
Midstream	5	2	7	7	–	7
Head office	18	–	18	18	(11)	7
	$ 5,889	$ 725	$ 6,614	$ 4,763	$ 957	$ 5,720

(1) This table provides a reconciliation of capitalized costs and does not include the impact of accumulated depletion and depreciation.
(2) Asset retirement obligations, deferred income tax adjustments related to differences between carrying amounts and tax values, transfers of exploration and evaluation assets, and other fair value adjustments.
(3) Net expenditures for Oil Sands Mining and Upgrading also include capitalized interest, share-based compensation, and the impact of intersegment eliminations.
(4) During 2011, the Company derecognized certain property, plant and equipment related to the coker fire at Horizon in the amount of $411 million. This amount has been included in non cash and fair value changes.

Segmented Assets

	2011	2010
Exploration and Production		
North America	$ 28,554	$ 25,486
North Sea	1,809	1,759
Offshore Africa	1,070	1,263
Other	23	15
Oil Sands Mining and Upgrading	15,433	14,026
Midstream	321	338
Head office	68	67
	$ 47,278	$ 42,954

21. Remuneration of Directors and Senior Management

Remuneration of non-management directors

		2011		2010
Fees earned	$	2	$	2

Remuneration of senior management[1]

		2011		2010
Salary	$	2	$	2
Common stock option based awards		18		30
Annual incentive plans		2		3
Long-term incentive plans		8		16
Other compensation		–		2
	$	30	$	53

(1) Senior management identified above are consistent with the disclosure on Named Executive Officers provided in the Company's Information Circular to shareholders.

22. Transition to IFRS

The effect of the Company's transition to IFRS, described in note 1, is summarized below:

(i) Transition elections

The Company has applied the following transition exceptions and exemptions to full retrospective application of IFRS as described below:

	Note
Deemed cost of property, plant and equipment	(A)
Leases	(B)
Share-based compensation	(C)
Borrowing costs	(D)
Asset retirement obligations	(E)
Cumulative translation adjustment	(F)
Business combinations	(G)

(ii) Transition adjustments

The Company has recorded the following transition adjustments upon adoption of IFRS:

	Note
Risk management	(H)
Petroleum Revenue Tax	(I)
UK deferred income tax liabilities	(J)
Reclassification of current portion of deferred income tax	(K)
Horizon major maintenance costs	(L)
Long-term debt	(M)

Reconciliations of the Consolidated Balance Sheets

(millions of Canadian dollars)		December 31, 2010			January 1, 2010		
	Note	Canadian GAAP	Adj	IFRS	Canadian GAAP	Adj	IFRS
ASSETS							
Current assets							
Cash and cash equivalents		$ 22	$ –	$ 22	$ 13	$ –	$ 13
Accounts receivable		1,481	–	1,481	1,148	–	1,148
Inventory	(A)	481	(4)	477	438	–	438
Prepaids and other		129	–	129	146	–	146
Deferred income tax assets	(K)	59	(59)	–	146	(146)	–
		2,172	(63)	2,109	1,891	(146)	1,745
Exploration and evaluation assets	(A)	–	2,402	2,402	–	2,293	2,293
Property, plant and equipment	(A)(C)(E)(L)	40,472	(2,043)	38,429	39,115	(2,097)	37,018
Other long-term assets		25	(11)	14	18	(12)	6
		$ 42,669	$ 285	$ 42,954	$ 41,024	$ 38	$ 41,062
LIABILITIES							
Current liabilities							
Accounts payable		$ 274	$ –	$ 274	$ 240	$ –	$ 240
Accrued liabilities		1,733	2	1,735	1,428	2	1,430
Current income tax liabilities		430	–	430	94	–	94
Current portion of long-term debt	(M)	–	397	397	–	400	400
Current portion of other long-term liabilities	(C)	719	151	870	643	211	854
		3,156	550	3,706	2,405	613	3,018
Long-term debt	(H)(M)	8,499	(411)	8,088	9,658	(399)	9,259
Other long-term liabilities	(C)(E)(H)	2,130	874	3,004	1,848	637	2,485
Deferred income tax liabilities	(I)(J)(K)	7,899	(111)	7,788	7,687	(225)	7,462
		21,684	902	22,586	21,598	626	22,224
SHAREHOLDERS' EQUITY							
Share capital		3,147	–	3,147	2,834	–	2,834
Retained earnings		18,005	(793)	17,212	16,696	(769)	15,927
Accumulated other comprehensive (loss) income	(F)(H)	(167)	176	9	(104)	181	77
		20,985	(617)	20,368	19,426	(588)	18,838
		$ 42,669	$ 285	$ 42,954	$ 41,024	$ 38	$ 41,062

Reconciliation of the Consolidated Statements of Earnings

For the year ended December 31
(millions of Canadian dollars, except per common share amounts)

		2010		
	Note	Canadian GAAP	Adj	IFRS
Product sales		$ 14,322	$ –	$ 14,322
Less: royalties		(1,421)	–	(1,421)
Revenue		12,901	–	12,901
Expenses				
Production	(A)	3,447	2	3,449
Transportation and blending		1,783	–	1,783
Depletion, depreciation and amortization	(A)(E)(L)	4,036	84	4,120
Administration	(A)	210	1	211
Share-based compensation	(C)	294	(91)	203
Asset retirement obligation accretion	(E)	107	16	123
Interest and other financing costs	(H)	449	(1)	448
Risk management activities	(H)	(121)	(13)	(134)
Foreign exchange gain	(J)	(182)	19	(163)
		10,023	17	10,040
Earnings before taxes		2,878	(17)	2,861
Taxes other than income tax		119	(119)	–
Current income tax expense		698	91	789
Deferred income tax expense	(I)(J)	364	35	399
Net earnings		$ 1,697	$ (24)	$ 1,673
Net earnings per common share				
Basic		$ 1.56	$ (0.02)	$ 1.54
Diluted		$ 1.56	$ (0.03)	$ 1.53

Reconciliation of the Consolidated Statements of Comprehensive Income

For the year ended December 31
(millions of Canadian dollars)

		2010		
	Note	Canadian GAAP	Adj	IFRS
Net earnings		$ 1,697	$ (24)	$ 1,673
Net change in derivative financial instruments designated as cash flow hedges				
Unrealized loss	(H)	(35)	(18)	(53)
Income tax		11	2	13
Unrealized loss, net of tax		(24)	(16)	(40)
Reclassification to net earnings		(5)	–	(5)
Income tax		1	–	1
Reclassification to net earnings, net of taxes		(4)	–	(4)
		(28)	(16)	(44)
Foreign currency translation adjustment				
Translation of net investment		(35)	11	(24)
Other comprehensive loss, net of taxes		(63)	(5)	(68)
Comprehensive income		$ 1,634	$ (29)	$ 1,605

Notes:

(A) Deemed cost of property, plant and equipment

In accordance with IFRS transitional provisions, the Company elected to use the deemed cost of property, plant and equipment for its exploration and production assets, which allowed the Company to measure its exploration and evaluation assets at the amounts capitalized under Canadian GAAP at the date of transition to IFRS. Additionally, under the transitional provision, the Company elected to allocate the carrying amount of property, plant and equipment in the development or production phases under Canadian GAAP to IFRS applicable assets pro rata using proved reserve values as at January 1, 2010, subject to impairment tests. The impairment tests compared the carrying amount of the assets to their recoverable amounts. The recoverable amount is the higher of fair value less costs to sell or value in use. The impairment tests conducted by the Company at the date of transition resulted in a $62 million reduction to the carrying amount of property, plant and equipment in the Gabon CGU in Offshore Africa. At January 1, 2010, retained earnings were reduced by $53 million, net of income taxes of $9 million.

For the year ended December 31, 2010, net earnings decreased by $119 million, net of taxes of $27 million, to reflect the impact of higher depletion charges, partially offset by $78 million, net of taxes of $11 million, to reflect the impact of a lower impairment charge on the Gabon CGU in Offshore Africa.

(B) Leases

The Company elected under IFRS 1 not to reassess whether an arrangement contains a lease under IFRIC 4 for contracts that were assessed under Canadian GAAP. Arrangements entered into before the effective date of Canadian GAAP Emerging Issues Committee ("EIC") 150 that had not subsequently been assessed under EIC 150, were assessed under IFRIC 4, and no additional leases were identified.

(C) Share-based compensation

The Company has granted stock options to all employees, which may be settled in either cash or shares at the holder's option. The Company accounted for these stock options by reference to their intrinsic value under Canadian GAAP. Under IFRS, the related liability has been adjusted to reflect the fair value of the outstanding share-based compensation. The Company elected to use the IFRS 1 exemption to not retrospectively restate stock option transactions that were settled before the date of transition to IFRS. This adjustment increased the share-based compensation liability by $230 million (December 31, 2010 – $147 million). Included in this amount was $11 million (December 31, 2010 – $19 million) capitalized to Oil Sands Mining and Upgrading. At January 1, 2010, retained earnings were reduced by $170 million, net of income taxes of $49 million.

For the year ended December 31, 2010, net earnings increased by $91 million to reflect differences in share-based compensation expense. In addition, during the year ended December 31, 2010, deferred income tax expense included an additional charge of $49 million related to the change to the taxation of stock options surrendered by employees for cash.

(D) Borrowing costs

Under Canadian GAAP, the Company was not required to capitalize all borrowing costs in respect of constructed assets. At the date of transition, the Company elected to capitalize borrowing costs in respect of all qualifying assets effective January 1, 2010.

(E) Asset retirement obligations

In accordance with IFRS transitional provisions for assets described in (A) above, the Company remeasured the liability associated with asset retirement obligation activities for the North America, North Sea and Offshore Africa Exploration and Production segments at the date of transition, resulting in an increase in asset retirement obligations of $338 million. At January 1, 2010, retained earnings were reduced by $210 million, net of income taxes of $128 million.

In addition, the Company remeasured the liability related to asset retirement obligation activities in the Oil Sands Mining and Upgrading segment at the date of transition. These assets were not subject to the election in (A) above and accordingly, the difference in the liability between Canadian GAAP and IFRS of $266 million was recognized in property, plant and equipment in accordance with IFRS transitional provisions. Additional accumulated depletion of $2 million was recognized in retained earnings.

The difference between Canadian GAAP and IFRS asset retirement obligations related primarily to the method of applying discount rates.

As at December 31, 2010, an additional liability of $234 million was recognized in property, plant and equipment. For the year ended December 31, 2010, net earnings decreased by $15 million, net of taxes of $6 million, to reflect the impact of higher depletion and accretion charges.

(F) Cumulative translation adjustment

In accordance with IFRS transitional provisions, the Company elected to reset the cumulative translation adjustment account, which includes gains and losses arising from the translation of foreign operations, to $nil at the date of transition to IFRS. Accordingly, accumulated other comprehensive income increased by $180 million and retained earnings were reduced by $180 million.

(G) Business combinations

In accordance with IFRS transitional provisions, the Company elected to apply IFRS relating to business combinations prospectively from January 1, 2010. As such, Canadian GAAP balances relating to business combinations entered into before that date have been carried forward without adjustment.

(H) Risk management

Under Canadian GAAP, the Company was required to adjust the carrying amount of the liability for risk management derivative financial instruments by the Company's own credit risk. Under IFRS, this adjustment is not required. The reversal of the credit risk adjustment for IFRS on January 1, 2010 resulted in an increase in the carrying amount of the risk management liability of $16 million (December 31, 2010 – increase of $34 million) and an increase in accumulated comprehensive income of $1 million (December 31, 2010 – decrease of $15 million). At January 1, 2010, retained earnings were reduced by $13 million, net of income taxes of $5 million. Further, differences in applying fair value hedge accounting between Canadian GAAP and IFRS resulted in an increase to the carrying value of hedged long-term debt by $1 million (December 31, 2010 – decrease of $14 million).

For the year ended December 31, 2010, net earnings increased by $10 million, net of income taxes of $4 million and other comprehensive income decreased by $16 million, net of income taxes of $2 million.

(I) Petroleum Revenue Tax

Under Canadian GAAP, the Company calculated its deferred PRT liability using the life-of-field method. Under IFRS, the Company calculates its deferred PRT liability based on temporary differences arising between the tax base of assets and liabilities of PRT paying fields and their carrying amounts in the consolidated balance sheets. As a result of this adjustment, the deferred income tax liability was increased by $116 million ($58 million after-tax) at January 1, 2010 (December 31, 2010 – $80 million, $40 million after-tax). At January 1, 2010, retained earnings were reduced by $58 million.

For the year ended December 31, 2010, net earnings increased by $18 million, net of taxes of $18 million, to reflect the impact of lower PRT charges.

(J) UK deferred income tax liabilities

Under Canadian GAAP, the Company calculated the future income tax liabilities of its UK subsidiaries in UK pounds sterling, and converted the resultant liability to its US dollar functional currency. Under IFRS, the Company calculates its UK-based deferred income tax liabilities directly in the functional US dollar currency. This adjustment resulted in an increase in the deferred income tax liability of $61 million at January 1, 2010 (December 31, 2010 – $80 million). At January 1, 2010, retained earnings were reduced by $61 million.

For the year ended December 31, 2010, net earnings decreased by $19 million.

(K) Reclassification of current portion of deferred income tax

Under Canadian GAAP, deferred income tax relating to current assets or current liabilities were classified as current. Under IFRS, deferred income tax balances are classified as long-term, irrespective of the classification of the assets or liabilities to which the deferred income tax relates or the expected timing of reversal. Accordingly, current deferred income tax assets reported under Canadian GAAP of $146 million at January 1, 2010 (December 31, 2010 – current deferred income tax assets of $59 million) were reclassified as non-current under IFRS.

(L) Horizon major maintenance costs

Under Canadian GAAP, the Company would have deferred and amortized major maintenance turnaround costs on a straight-line basis over the period to the next scheduled major maintenance turnaround. Under IFRS, the Company has identified capitalized components of the original cost of an asset, which have a shorter useful life, and has amortized the costs of these components over the period to the next turnaround. At January 1, 2010, retained earnings decreased by $14 million, net of taxes of $5 million.

For the year ended December 31, 2010, net earnings decreased by $19 million, net of taxes of $6 million, to reflect the impact of higher depletion charges.

(M) Long-term debt

Under Canadian GAAP, debt maturities within one year of the date of the balance sheet were classified as non-current on the basis that the Company had the intent and ability to refinance these obligations with its existing long-term credit facilities. Under IFRS, as the long-term debt maturing within one year was not payable to the same counterparty lenders as the long-term debt facility, $400 million was reclassified to current at January 1, 2010 (December 31, 2010 – $397 million).

Deferred income tax liabilities have been adjusted to give effect to adjustments as follows:

Asset (liability)	Note	December 31 2010	January 1 2010
Deferred income tax assets as reported under Canadian GAAP		$ 59	$ 146
Deferred income tax liabilities as reported under Canadian GAAP		(7,899)	(7,687)
Deferred income tax, net		(7,840)	(7,541)
IFRS adjustments			
Deemed cost of property, plant and equipment	(A)	25	9
Share-based compensation	(C)	–	49
Asset retirement obligations	(E)	134	128
Risk management	(H)	3	5
PRT	(I)	(40)	(58)
UK deferred income tax liabilities	(J)	(80)	(61)
Horizon maintenance costs	(L)	11	5
Foreign exchange and other		(1)	2
Deferred income tax liabilities as reported under IFRS		$ (7,788)	$ (7,462)

The following is a summary of transition adjustments, net of tax, to the Company's accumulated other comprehensive income from Canadian GAAP to IFRS:

	Note	December 31 2010	January 1 2010
Accumulated other comprehensive income as reported under Canadian GAAP		$ (167)	$ (104)
IFRS adjustments			
Cumulative translation adjustment on transition	(F)	180	180
Risk management	(H)	(15)	1
Translation of net investment		11	–
Accumulated other comprehensive income as reported under IFRS		$ 9	$ 77

The following is a summary of transition adjustments, net of tax, to the Company's retained earnings from Canadian GAAP to IFRS:

	Note	December 31 2010	January 1 2010
Retained earnings as reported under Canadian GAAP		$ 18,005	$ 16,696
IFRS adjustments			
Deemed cost of property, plant and equipment	(A)	(94)	(53)
Share-based compensation	(C)	(128)	(170)
Asset retirement obligations	(E)	(227)	(212)
Cumulative translation adjustment	(F)	(180)	(180)
Risk management	(H)	(3)	(13)
PRT	(I)	(40)	(58)
UK deferred income tax liabilities	(J)	(80)	(61)
Horizon maintenance costs	(L)	(33)	(14)
Other		(8)	(8)
Retained earnings as reported under IFRS		$ 17,212	$ 15,927

Adjustments to the statements of cash flows

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Company.

Supplementary Oil and Gas Information (unaudited)

This supplementary crude oil and natural gas information is provided in accordance with the United States Financial Accounting Standards Board ("FASB") Topic 932 – "Extractive Activities – Oil and Gas" and where applicable, financial information is prepared in accordance with International Financial Reporting Standards ("IFRS"). In addition, comparative financial information for 2010 has been restated from generally accepted accounting principles in the United States to reflect the adoption of IFRS.

For the years ended December 31, 2011 and 2010, the Company filed its reserves information under National Instrument 51-101 – "Standards of Disclosure of Oil and Gas Activities" ("NI 51-101"), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada. For years prior to 2010, the Company was granted an exemption from certain provisions of NI 51-101 allowing the Company to substitute SEC requirements under Regulations S-K and S-X for certain disclosures required under NI 51-101. Such exemption expired on December 31, 2010.

There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the SEC requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using 12-month average prices and current costs; whereas NI 51-101 requires gross reserves, before royalties, using forecast pricing and costs. Therefore the difference between the reported numbers under the two disclosure standards can be material.

For the purposes of determining proved crude oil and natural gas reserves for SEC requirements as at December 31, 2011 and 2010, the Company used the 12-month average price, defined by the SEC as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The Company has used the following 12-month average benchmark prices to determine its 2011 reserves for SEC requirements.

Crude Oil and NGLs				Natural Gas			
WTI Cushing Oklahoma (US$/bbl)	WCS (C$/bbl)	Edmonton Par (C$/bbl)	North Sea Brent (US$/bbl)	Edmonton C5+ (C$/bbl)	Henry Hub Louisiana (US$/MMbtu)	AECO (C$/MMbtu)	BC Westcoast Station 2 (C$/MMbtu)
96.19	77.74	96.03	110.96	104.60	4.12	3.77	3.33

A foreign exchange rate of US$1.0158/C$1.00 was used in the 2011 evaluation, determined on the same basis as the 12-month average price.

Net Proved Crude Oil and Natural Gas Reserves

The Company retains Independent Qualified Reserves Evaluators to evaluate the Company's proved crude oil and natural gas reserves.

- For the years ended December 31, 2011, 2010, 2009 and 2008, the reports by GLJ Petroleum Consultants Ltd. ("GLJ") covered 100% of the Company's synthetic crude oil reserves. With the inclusion of non-traditional resources within the definition of "oil and gas producing activities" in the SEC's modernization of oil and gas reporting rules ("Final Rule"), effective January 1, 2010 these reserves volumes are included within the Company's crude oil and natural gas reserves totals.
- For the years ended December 31, 2011, 2010, 2009 and 2008, the reports by Sproule Associates Limited and Sproule International Limited (together as "Sproule") covered 100% of the Company's bitumen, crude oil and natural gas liquids and natural gas reserves.

Proved crude oil and natural gas reserves, as defined within the SEC's Regulation S-X under the Final Rule, are the estimated quantities of oil and gas that geoscience and engineering data demonstrate with reasonable certainty to be economically producible, from a given date forward, from known reservoirs under existing economic conditions, operating methods and government regulations. Proved developed reserves are reserves that can be expected to be recovered from existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of drilling a new well; and through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Estimates of crude oil and natural gas reserves are subject to uncertainty and will change as additional information regarding producing fields and technology becomes available and as future economic and operating conditions change.

The following table summarizes the Company's proved and proved developed crude oil and natural gas reserves, net of royalties, as at December 31, 2011, 2010, 2009, and 2008:

	North America						
Crude Oil & NGLs (MMbbl)	**Synthetic Crude Oil** [1]	**Bitumen** [2]	**Crude Oil and NGLs**	**North America Total**	**North Sea**	**Offshore Africa**	**Total**
Net Proved Reserves							
Reserves, December 31, 2008	–	690	258	948	256	142	1,346
Extensions and discoveries	–	24	6	30	–	–	30
Improved recovery	–	8	75	83	–	–	83
SEC reliable technology [3]	–	7	–	7	–	–	7
SEC rule transition [4]	1,650	–	–	1,650	–	–	1,650
Purchases of reserves in place	–	–	1	1	–	–	1
Sales of reserves in place	–	–	–	–	–	–	–
Production	–	(49)	(24)	(73)	(14)	(11)	(98)
Economic revisions due to prices	–	(64)	(8)	(72)	57	(4)	(19)
Revisions of prior estimates	–	79	11	90	(59)	(4)	27
Reserves, December 31, 2009	1,650	695	319	2,664	240	123	3,027
Extensions and discoveries	–	55	9	64	–	–	64
Improved recovery	–	22	6	28	–	–	28
Purchases of reserves in place	–	92	15	107	–	–	107
Sales of reserves in place	–	–	–	–	–	–	–
Production	(32)	(54)	(26)	(112)	(12)	(10)	(134)
Economic revisions due to prices	(41)	(25)	–	(66)	28	–	(38)
Revisions of prior estimates	86	93	5	184	1	(11)	174
Reserves, December 31, 2010	1,663	878	328	2,869	257	102	3,228
Extensions and discoveries	**–**	**78**	**28**	**106**	**–**	**–**	**106**
Improved recovery	**–**	**10**	**8**	**18**	**–**	**2**	**20**
Purchases of reserves in place	**–**	**–**	**6**	**6**	**–**	**–**	**6**
Sales of reserves in place	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Production	**(14)**	**(60)**	**(28)**	**(102)**	**(11)**	**(8)**	**(121)**
Economic revisions due to prices	**18**	**(32)**	**1**	**(13)**	**26**	**–**	**13**
Revisions of prior estimates	**169**	**(5)**	**23**	**187**	**(28)**	**(8)**	**151**
Reserves, December 31, 2011	**1,836**	**869**	**366**	**3,071**	**244**	**88**	**3,403**
Net proved developed reserves							
December 31, 2008				428	97	107	632
December 31, 2009	1,589	268	204	2,061	94	106	2,261
December 31, 2010	1,546	262	240	2,048	94	83	2,225
December 31, 2011	**1,588**	**269**	**269**	**2,126**	**78**	**61**	**2,265**

(1) Prior to December 31, 2009, the Company's Oil Sands Mining and Upgrading SCO reserves were reported separately in accordance with the SEC's Industry Guide 7. With the SEC's Final Rule in effect January 1, 2010, this SCO is now included in the Company's crude oil and natural gas reserves totals.
(2) Bitumen as defined by the SEC under the Final Rule, "is petroleum in a solid or semi-solid state in natural deposits with a viscosity greater than 10,000 centipoise measured at original temperature in the deposit and atmospheric pressure, on a gas free basis." Under this definition, all the Company's thermal and primary heavy oil reserves have been classified as bitumen. Prior to December 31, 2009, these reserves would have been classified within the Company's conventional crude oil and NGL totals.
(3) SEC reliable technology accounts for reserves volumes added due to the reserves rule changes.
(4) For continuity purposes, with respect to the transition from Industry Guide 7 to the SEC's Final Rule, the following SCO table has been provided to illustrate the changes in the Company's Oil Sands Mining and Upgrading SCO reserves for the 2009 year.

Oil Sands Mining and Upgrading SCO Reserves	Net proved (MMbbl)
Reserves, December 31, 2008	1,946
Production	(18)
Economic revisions due to prices	(307)
Revisions of prior estimates	29
Reserves, December 31, 2009	1,650

Natural Gas (Bcf)	North America	North Sea	Offshore Africa	Total
Net Proved Reserves				
Reserves, December 31, 2008	3,523	67	94	3,684
Extensions and discoveries	92	–	–	92
Improved recovery	11	–	–	11
Purchases of reserves in place	15	–	–	15
Sales of reserves in place	(6)	–	–	(6)
Production	(443)	(4)	(6)	(453)
Economic revisions due to prices	(335)	12	(4)	(327)
Revisions of prior estimates	170	(8)	1	163
Reserves, December 31, 2009	3,027	67	85	3,179
Extensions and discoveries	249	–	–	249
Improved recovery	19	–	–	19
Purchases of reserves in place	364	–	–	364
Sales of reserves in place	–	–	–	–
Production	(426)	(4)	(5)	(435)
Economic revisions due to prices	105	6	–	111
Revisions of prior estimates	83	9	(4)	88
Reserves, December 31, 2010	3,421	78	76	3,575
Extensions and discoveries	**154**	**–**	**–**	**154**
Improved recovery	**48**	**–**	**–**	**48**
Purchases of reserves in place	**375**	**–**	**–**	**375**
Sales of reserves in place	**(1)**	**–**	**–**	**(1)**
Production	**(433)**	**(2)**	**(6)**	**(441)**
Economic revisions due to prices	**(104)**	**3**	**–**	**(101)**
Revisions of prior estimates	**39**	**18**	**(16)**	**41**
Reserves, December 31, 2011	**3,499**	**97**	**54**	**3,650**
Net proved developed reserves				
December 31, 2008	2,690	45	89	2,824
December 31, 2009	2,333	45	81	2,459
December 31, 2010	2,557	49	72	2,678
December 31, 2011	**2,637**	**60**	**47**	**2,744**

Capitalized Costs Related to Crude Oil and Natural Gas Activities

2011

(millions of Canadian dollars)	North America	North Sea	Offshore Africa [1]	Total
Proved properties	**$ 61,331**	**$ 4,147**	**$ 3,044**	**$ 68,522**
Unproved properties	**2,442**	**–**	**33**	**2,475**
	63,773	**4,147**	**3,077**	**70,997**
Less: accumulated depletion and depreciation	**(22,497)**	**(2,512)**	**(2,152)**	**(27,161)**
Net capitalized costs	**$ 41,276**	**$ 1,635**	**$ 925**	**$ 43,836**

2010[2]

(millions of Canadian dollars)	North America	North Sea	Offshore Africa [1]	Total
Proved properties	$ 55,030	$ 3,813	$ 2,928	$ 61,771
Unproved properties	2,366	5	31	2,402
	57,396	3,818	2,959	64,173
Less: accumulated depletion and depreciation	(19,502)	(2,205)	(1,904)	(23,611)
Net capitalized costs	$ 37,894	$ 1,613	$ 1,055	$ 40,562

(1) As at December 31, 2011 and 2010, the Company's Other segment has been included in Offshore Africa.
(2) Comparative amounts for 2010 have been restated to reflect the adoption of IFRS.

Costs Incurred in Crude Oil and Natural Gas Activities

(millions of Canadian dollars)		2011						
		North America		**North Sea**		**Offshore Africa** [1]		**Total**
Property acquisitions								
Proved	**$**	**1,012**	**$**	**–**	**$**	**–**	**$**	**1,012**
Unproved		**59**		**–**		**–**		**59**
Exploration		**250**		**1**		**2**		**253**
Development		**5,559**		**235**		**76**		**5,870**
Costs incurred	**$**	**6,880**	**$**	**236**	**$**	**78**	**$**	**7,194**

(millions of Canadian dollars)		2010[2]						
		North America		North Sea		Offshore Africa [1]		Total
Property acquisitions								
Proved	$	1,482	$	–	$	–	$	1,482
Unproved		522		–		–		522
Exploration		41		6		3		50
Development		3,332		190		254		3,776
Costs incurred	$	5,377	$	196	$	257	$	5,830

(1) As at December 31, 2011 and 2010, the Company's Other segment has been included in Offshore Africa.
(2) Comparative amounts for 2010 have been restated to reflect the adoption of IFRS.

Results of Operations from Crude Oil and Natural Gas Producing Activities

The Company's results of operations from crude oil and natural gas producing activities for the years ended December 31, 2011 and 2010 are summarized in the following tables:

	2011			
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Crude oil and natural gas revenue, net of royalties and blending costs	$ 9,600	$ 1,206	$ 828	$ 11,634
Production	(3,060)	(412)	(186)	(3,658)
Transportation	(374)	(13)	(1)	(388)
Depletion, depreciation and amortization	(3,488)	(248)	(242)	(3,978)
Asset retirement obligation accretion	(90)	(33)	(7)	(130)
Petroleum revenue tax	–	(130)	–	(130)
Income tax	(688)	(218)	(89)	(995)
Results of operations	$ 1,900	$ 152	$ 303	$ 2,355

	2010[2]			
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Crude oil and natural gas revenue, net of royalties and blending costs	$ 9,687	$ 1,059	$ 821	$ 11,567
Production	(2,883)	(387)	(167)	(3,437)
Transportation	(365)	(8)	(1)	(374)
Depletion, depreciation and amortization [1]	(2,869)	(295)	(935)	(4,099)
Asset retirement obligation accretion	(80)	(36)	(7)	(123)
Petroleum revenue tax	–	(59)	–	(59)
Income tax	(980)	(137)	146	(971)
Results of operations	$ 2,510	$ 137	$ (143)	$ 2,504

(1) Includes the impact of an impairment relating to Gabon, Offshore Africa at December 31, 2010 of $637 million.
(2) Comparative amounts for 2010 have been restated to reflect the adoption of IFRS.

Standardized Measure of Discounted Future Net Cash Flows from Proved Crude Oil and Natural Gas Reserves and Changes Therein

The following standardized measure of discounted future net cash flows from proved crude oil and natural gas reserves has been computed using the 12-month average price, defined by the SEC as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, costs as at the balance sheet date and year-end statutory income tax rates. A discount factor of 10% has been applied in determining the standardized measure of discounted future net cash flows. The Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair value of the crude oil and natural gas properties. Actual net cash flows will differ from the presented estimated future net cash flows due to several factors including:

- Future production will include production not only from proved properties, but may also include production from probable and possible reserves;
- Future production of crude oil and natural gas from proved properties will differ from reserves estimated;
- Future production rates will vary from those estimated;
- Future prices and costs rather than 12-month average prices and costs as at the balance sheet date will apply;
- Economic factors such as interest rates, income tax rates, regulatory and fiscal environments and operating conditions will change;
- Future estimated income taxes do not take into account the effects of future exploration and evaluation expenditures; and
- Future development and asset retirement obligations will differ from those estimated.

Future net revenues, development, production and asset retirement obligation costs have been based upon the estimates referred to above. The following tables summarize the Company's future net cash flows relating to proved crude oil and natural gas reserves based on the standardized measure as prescribed in FASB Topic 932 – "Extractive Activities – Oil and Gas":

		2011		
(millions of Canadian dollars)	**North America**	**North Sea**	**Offshore Africa**	**Total**
Future cash inflows	**$ 280,809**	**$ 26,887**	**$ 8,257**	**$ 315,953**
Future production costs	**(109,586)**	**(8,908)**	**(2,058)**	**(120,552)**
Future development costs and asset retirement obligations	**(37,486)**	**(6,821)**	**(1,669)**	**(45,976)**
Future income taxes	**(23,100)**	**(8,095)**	**(1,070)**	**(32,265)**
Future net cash flows	**110,637**	**3,063**	**3,460**	**117,160**
10% annual discount for timing of future cash flows	**(75,438)**	**(1,376)**	**(1,623)**	**(78,437)**
Standardized measure of future net cash flows	**$ 35,199**	**$ 1,687**	**$ 1,837**	**$ 38,723**

		2010		
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Future cash inflows	$ 221,337	$ 21,117	$ 8,268	$ 250,722
Future production costs	(96,899)	(8,596)	(1,884)	(107,379)
Future development costs and asset retirement obligations	(35,424)	(5,448)	(688)	(41,560)
Future income taxes	(17,249)	(5,572)	(1,760)	(24,581)
Future net cash flows	71,765	1,501	3,936	77,202
10% annual discount for timing of future cash flows	(47,687)	(722)	(1,906)	(50,315)
Standardized measure of future net cash flows	$ 24,078	$ 779	$ 2,030	$ 26,887

(millions of Canadian dollars)	2009 North America	North Sea	Offshore Africa	Total
Future cash inflows	$ 176,866	$ 16,304	$ 8,305	$ 201,475
Future production costs	(88,134)	(6,929)	(3,255)	(98,318)
Future development costs and asset retirement obligations	(22,767)	(5,271)	(975)	(29,013)
Future income taxes	(11,237)	(3,487)	(1,229)	(15,953)
Future net cash flows	54,728	617	2,846	58,191
10% annual discount for timing of future cash flows	(35,526)	(275)	(1,345)	(37,146)
Standardized measure of future net cash flows	$ 19,202	$ 342	$ 1,501	$ 21,045

The principal sources of change in the standardized measure of discounted future net cash flows are summarized in the following table:

(millions of Canadian dollars)	**2011**	2010	2009
Sales of crude oil and natural gas produced, net of production costs	**$ (7,727)**	$ (7,641)	$ (5,437)
Net changes in sales prices and production costs	**15,802**	14,748	16,808
Extensions, discoveries and improved recovery	**1,328**	1,636	4,222
Changes in estimated future development costs	**(2,022)**	(5,208)	(2,752)
Purchases of proved reserves in place	**803**	1,894	53
Sales of proved reserves in place	**–**	–	(7)
Revisions of previous reserve estimates	**4,154**	2,567	220
Accretion of discount	**3,648**	2,757	1,375
SEC reliable technology	**–**	–	254
SEC rule transition	**–**	–	7,332
Changes in production timing and other	**(1,141)**	(895)	(2,788)
Net change in income taxes	**(3,009)**	(4,016)	(8,622)
Net change	**11,836**	5,842	10,658
Balance – beginning of year	**26,887**	21,045	10,387
Balance – end of year	**$ 38,723**	$ 26,887	$ 21,045

Ten-year review

Years ended December 31	**2011**	2010 [6]	2009 [7]	2008 [7]	2007 [7]	2006 [7]	2005 [7]	2004 [7]	2003 [7]	2002 [7]
FINANCIAL INFORMATION [1] (Cdn $ millions, except per share amounts)										
Net earnings	**2,643**	1,673	1,580	4,985	2,608	2,524	1,050	1,405	1,403	539
Per share - basic	**$ 2.41**	$ 1.54	$ 1.46	$ 4.61	$ 2.42	$ 2.35	$ 0.98	$ 1.31	$ 1.31	$ 0.53
Per share - diluted	**$ 2.40**	$ 1.53	$ 1.46	$ 4.61	$ 2.42	$ 2.35	$ 0.98	$ 1.30	$ 1.27	$ 0.51
Cash flow from operations [2]	**6,547**	6,333	6,090	6,969	6,198	4,932	5,021	3,769	3,160	2,254
Per share - basic	**$ 5.98**	$ 5.82	$ 5.62	$ 6.45	$ 5.75	$ 4.59	$ 4.68	$ 3.52	$ 2.94	$ 2.21
Per share - diluted	**$ 5.94**	$ 5.78	$ 5.62	$ 6.45	$ 5.75	$ 4.59	$ 4.67	$ 3.49	$ 2.88	$ 2.13
Capital expenditures, net of dispositions (including business combinations)	**6,414**	5,514	2,997	7,451	6,425	12,025	4,932	4,633	2,506	4,069
Balance sheet information										
Working capital surplus (deficiency)	**(894)**	(1,200)	(514)	(28)	(1,382)	(832)	(1,774)	(652)	(505)	(14)
Exploration and evaluation assets	**2,475**	2,402	-	-	-	-	-	-	-	-
Property, plant and equipment, net	**41,631**	38,429	39,115	38,966	33,902	30,767	19,694	17,064	13,714	12,934
Total assets	**47,278**	42,954	41,024	42,650	36,114	33,160	21,852	18,372	14,643	13,793
Long-term debt	**8,571**	8,485	9,658	12,596	10,940	11,043	3,321	3,538	2,748	4,200
Shareholders' equity	**22,898**	20,368	19,426	18,374	13,321	10,690	8,237	7,324	6,006	4,754
SHARE INFORMATION [1]										
Common shares outstanding (thousands)	**1,096,460**	1,090,848	1,084,654	1,081,982	1,079,458	1,075,806	1,072,696	1,072,722	1,069,852	1,070,208
Weighted average shares outstanding - basic (thousands)	**1,095,582**	1,088,096	1,083,850	1,081,294	1,078,672	1,074,678	1,073,300	1,072,446	1,073,880	1,023,064
Weighted average shares outstanding - diluted (thousands)	**1,102,582**	1,095,648	1,083,850	1,081,294	1,078,672	1,074,678	1,076,850	1,081,368	1,099,290	1,066,464
Dividends declared per common share	**$ 0.36**	$ 0.30	$ 0.21	$ 0.20	$ 0.17	$ 0.15	$ 0.12	$ 0.10	$ 0.08	$ 0.07
Trading statistics [1]										
TSX – C$										
Trading volume (thousands)	**800,044**	661,832	1,040,320	1,359,476	858,068	1,017,870	1,275,984	1,212,048	1,181,404	1,238,632
Share Price ($/share)										
High	**$ 50.50**	$ 45.00	$ 39.50	$ 55.65	$ 40.01	$ 36.96	$ 31.00	$ 13.79	$ 8.41	$ 6.82
Low	**$ 27.25**	$ 31.97	$ 17.93	$ 17.10	$ 26.23	$ 22.75	$ 12.14	$ 7.98	$ 5.65	$ 4.70
Close	**$ 38.15**	$ 44.35	$ 38.00	$ 24.38	$ 36.29	$ 31.08	$ 28.82	$ 12.82	$ 8.17	$ 5.85
NYSE – US$										
Trading volume (thousands)	**937,481**	759,327	1,514,614	1,934,456	972,532	803,818	503,108	250,936	93,832	63,728
Share Price ($/share)										
High	**$ 52.04**	$ 44.77	$ 38.26	$ 54.66	$ 43.59	$ 32.19	$ 27.03	$ 11.19	$ 6.43	$ 4.36
Low	**$ 25.69**	$ 30.00	$ 13.85	$ 13.22	$ 22.28	$ 20.15	$ 9.87	$ 5.97	$ 3.66	$ 2.95
Close	**$ 37.37**	$ 44.42	$ 35.98	$ 19.99	$ 36.57	$ 26.62	$ 24.81	$ 10.70	$ 6.31	$ 3.71
RATIOS										
Debt to book capitalization [3]	**27%**	29%	33%	41%	45%	51%	29%	34%	33%	47%
Return on average common shareholders' equity, after tax [3]	**12%**	8%	8%	33%	22%	27%	14%	21%	26%	13%
Daily production before royalties per ten thousand common shares (BOE/d) [1]	**5.5**	5.8	5.3	5.2	5.7	5.4	5.2	4.8	4.3	4.1
Total proved plus probable reserves per common share (BOE) [1][4]	**6.9**	6.3	5.8	3.1	3.2	3.2	2.4	2.2	2.0	1.7
Net asset value per common share [1][5]	**$ 70.37**	$ 64.58	$ 64.92	$ 39.89	$ 34.47	$ 28.21	$ 30.22	$ 16.57	$ 11.68	$ 9.79

(1) Restated to reflect two-for-one share splits in May 2010, May 2004 and May 2005.
(2) Cash flow from operations is a non-GAAP measure that represents net earnings adjusted for non-cash items before working capital adjustments. The Company evaluates its performance based on cash flow from operations. Cash flow from operations may not be comparable to similar measures used by other companies.
(3) Refer to the "Liquidity and Capital Resources" section of the MD&A for the definitions of these items.
(4) Based upon Company gross reserves (forecast price and costs, before royalties), using year-end common shares outstanding. Excludes Horizon SCO reserves prior to 2009. Prior to 2010, Company gross reserves were prepared using constant prices and costs.
(5) Calculated as the net present value of future net revenue of the Company's total proved plus probable reserves prepared using forecast prices and costs discounted at 10%, as reported in the Company's AIF, with $300/acre added for core unproved property ($250/acre for core undeveloped land from 2005 to 2009, $75/acre for core undeveloped land for all years prior to 2005), less net debt and using year end common shares outstanding. Net debt is the Company's long-term debt plus/minus the working capital deficit/surplus. Excludes Horizon SCO reserves prior to 2009. Future development costs and associated material well abandonment costs have been applied against the future net revenue.
(6) 2010 comparative figures have been restated in accordance with IFRS issued at December 31, 2011.
(7) Comparative figures for years prior to 2010 are in accordance with Canadian GAAP as previously reported and may not be prepared on a basis consistent with IFRS as adopted.

Years ended December 31	**2011**	2010[6]	2009	2008	2007	2006	2005	2004	2003	2002
OPERATING INFORMATION										
Crude oil and NGLs (MMbbl)[8]										
Company net proved reserves (after royalties)										
North America	**3,007**	2,763	2,664	948	920	887	694	648	588	571
North Sea	**228**	252	240	256	310	299	290	303	222	202
Offshore Africa	**87**	101	123	142	128	130	134	115	85	75
	3,322	3,116	3,027	1,346	1,358	1,316	1,118	1,066	895	848
Horizon SCO[8]	**-**	-	-	1,946	1,761	1,596	1,626	-	-	-
Company net proved plus probable reserves (after royalties)										
North America	**4,777**	4,293	4,172	1,599	1,545	1,502	1,035	926	857	636
North Sea	**349**	376	387	399	405	422	417	415	317	277
Offshore Africa	**131**	149	179	191	186	195	206	196	133	121
	5,257	4,818	4,738	2,189	2,136	2,119	1,658	1,537	1,307	1,034
Horizon SCO[8]	**-**	-	-	2,944	2,680	2,542	2,566	-	-	-
Natural gas (Bcf)[8]										
Company net proved reserves (after royalties)										
North America	**3,778**	3,638	3,027	3,523	3,521	3,705	2,741	2,591	2,426	2,446
North Sea	**98**	78	67	67	81	37	29	27	62	71
Offshore Africa	**54**	76	85	94	64	56	72	72	64	71
	3,930	3,792	3,179	3,684	3,666	3,798	2,842	2,690	2,552	2,588
Company net proved plus probable reserves (after royalties)										
North America	**5,125**	4,870	3,992	4,619	4,602	4,857	3,548	3,319	2,919	2,765
North Sea	**134**	107	94	94	113	93	69	57	102	89
Offshore Africa	**83**	113	124	131	88	99	110	90	72	90
	5,342	5,090	4,210	4,844	4,803	5,049	3,727	3,466	3,093	2,944
Total proved reserves (after royalties) (MMBOE)	**3,977**	3,748	3,557	1,960	1,969	1,949	1,592	1,514	1,320	1,279
Total proved plus probable reserves (after royalties) (MMBOE)	**6,147**	5,666	5,440	2,996	2,937	2,961	2,279	2,115	1,823	1,525
Daily production (before royalties)										
Crude oil and NGLs (Mbbl/d)										
North America - Exploration and Production	**296**	271	234	244	247	235	222	206	175	169
North America - Oil Sands Mining and Upgrading	**40**	91	50	-	-	-	-	-	-	-
North Sea	**30**	33	38	45	56	60	68	65	57	39
Offshore Africa	**23**	30	33	27	28	37	23	12	10	7
	389	425	355	316	331	332	313	283	242	215
Natural gas (MMcf/d)										
North America	**1,231**	1,217	1,287	1,472	1,643	1,468	1,416	1,330	1,245	1,204
North Sea	**7**	10	10	10	13	15	19	50	46	27
Offshore Africa	**19**	16	18	13	12	9	4	8	8	1
	1,257	1,243	1,315	1,495	1,668	1,492	1,439	1,388	1,299	1,232
Total production (before royalties) (MBOE/d)	**599**	632	575	565	609	581	553	514	459	421
Product Pricing										
Average crude oil and NGLs price ($/bbl)	**77.46**	65.81	57.68	82.41	55.45	53.65	46.86	37.99	32.66	31.22
Average natural gas price ($/Mcf)	**3.73**	4.08	4.53	8.39	6.85	6.72	8.57	6.50	6.21	3.77
Average SCO price ($/bbl)	**99.74**	77.89	70.83	-	-	-	-	-	-	-

(8) 2011 and 2010 company net reserves were prepared using forecast prices and costs; prior to 2010, company net reserves were prepared using constant prices and costs. Prior to December 31, 2009, the Company's Horizon SCO reserves were reported separately in accordance with the SEC's Industry Guide 7. With the SEC's Final Rule in effect January 1, 2010, this SCO is now included in the Company's crude oil and natural gas reserves totals.

Board of Directors

***Catherine M. Best**, FCA, ICD.D (1)(2)
Corporate Director
Calgary, Alberta

N. Murray Edwards (5)
President, Edco Financial Holdings Ltd.
Calgary, Alberta

***Timothy W. Faithfull** (1)(3)
Corporate Director
Oxford, England

***Honourable Gary A. Filmon**, P.C., OC., O.M. (1)(4)
Consultant, The Exchange Group
Winnipeg, Manitoba

***Christopher L. Fong** (3)(5)
Corporate Director
Calgary, Alberta

***Ambassador Gordon D. Giffin** (1)(4)
Senior Partner, McKenna Long & Aldridge LLP
Atlanta, Georgia

***Wilfred A. Gobert** (2)(4)
Corporate Director
Calgary, Alberta

Steve W. Laut
President, Canadian Natural Resources Limited
Calgary, Alberta

Keith A. J. MacPhail (3)(5)
Chairman & Chief Executive Officer,
Bonavista Energy Corporation
Calgary, Alberta

Allan P. Markin, OC., A.O.E. (3)
Chairman of the Board, Canadian Natural Resources Limited
Calgary, Alberta

***Honourable Frank J. McKenna**, P.C., OC., O.N.B., Q.C. (2)(4)
Deputy Chair, TD Bank Group
Cap Pelé, New Brunswick

***James S. Palmer**, C.M., A.O.E., Q.C. (5)
Chairman Emeritus & Partner, Burnet, Duckworth & Palmer LLP
Calgary, Alberta

***Dr. Eldon R. Smith**, OC., M.D. (2)(3)
President of Eldon R. Smith & Associates Ltd.
Emeritus Professor of Medicine and Former Dean,
Faculty of Medicine, University of Calgary
Calgary, Alberta

***David A. Tuer** (1)(5)
Vice-Chairman & Chief Executive Officer, Teine Energy Ltd.
Calgary, Alberta

Management Committee

Allan P. Markin
Chairman of the Board

N. Murray Edwards
Vice-Chairman

John G. Langille
Vice-Chairman

Steve W. Laut
President

Tim S. McKay
Chief Operating Officer

Douglas A. Proll
Chief Financial Officer & Senior Vice-President, Finance

Réal M. Cusson
Senior Vice-President, Marketing

Réal J.H. Doucet
Senior Vice-President, Horizon Projects

Peter J. Janson
Senior Vice-President, Horizon Operations

Terry J. Jocksch
Senior Vice-President, Thermal & International

Allen M. Knight
Senior Vice-President, International & Corporate Development

Bill R. Peterson
Senior Vice-President, Production, Drilling & Completions

Scott G. Stauth
Senior Vice-President, Operations Field, Facilities & Pipelines

Lyle G. Stevens
Senior Vice-President, Exploitation

Jeff W. Wilson
Senior Vice-President, Exploration

Corey B. Bieber
Vice-President, Finance & Investor Relations

Mary-Jo E. Case
Vice-President, Land

Randall S. Davis
Vice-President, Finance & Accounting

(1) Audit Committee member
(2) Compensation Committee member
(3) Health, Safety and Environmental Committee member
(4) Nominating and Corporate Governance Committee member
(5) Reserves Committee member
* Determined to be independent by the Nominating and Corporate Governance Committee and the Board of Directors and pursuant to the independent standards established under National Instrument 58-101 and the New York Stock Exchange Corporate Governance Listing Standards.

Corporate Governance

Canadian Natural's corporate governance practices and disclosure of those practices are in compliance with National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices. Canadian Natural, as a "foreign private issuer" in the United States, may rely on home jurisdiction listing standards for compliance with most of the New York Stock Exchange ("NYSE") Corporate Governance Listing Standards but must disclose any significant differences between its corporate governance practices and those required for U.S. companies listed on the NYSE.

Canadian Natural follows Toronto Stock Exchange ("TSX") rules with respect to shareholder approval of equity compensation plans and material revisions to such plans. TSX rules provide that only the creation of or material amendments to equity compensation plans which provide for new issuance of securities are subject to shareholder approval. However, the NYSE requires shareholder approval of all equity compensation plans whether they provide for the delivery of newly issued securities, or rely on securities acquired in the open market by the issuing company for the purposes of redistribution to plan beneficiaries, and material revisions to such plans. Canadian Natural has a share bonus plan pursuant to which common shares are purchased through the TSX. This is not a new issue of securities under the share bonus plan and under TSX rules the plan is not subject to shareholder approval.

Canadian Natural has included as exhibits to its Annual Report on Form 40-F for the 2011 fiscal year filed with the United States Securities and Exchange Commission certificates of the Chief Executive Officer and Chief Financial Officer certifying as to disclosure controls and procedures and internal control over financial reporting.

Corporate Offices

Head Office

Canadian Natural Resources Limited
2500, 855 - 2 Street S.W.
Calgary, AB T2P 4J8
Telephone: (403) 517-6700
Facsimile: (403) 517-7350
Website: www.cnrl.com

Investor Relations

Telephone: (403) 514-7777
Facsimile: (403) 514-7888
Email: ir@cnrl.com

International Office

CNR International (U.K.) Limited
St. Magnus House, Guild Street
Aberdeen AB11 6NJ Scotland

Registrar and Transfer Agent

Computershare Trust Company of Canada
Calgary, Alberta
Toronto, Ontario

Computershare Investor Services LLC
New York, New York

Auditors

PricewaterhouseCoopers LLP
Calgary, Alberta

Independent Qualified Reserves Evaluators

GLJ Petroleum Consultants Ltd.
Calgary, Alberta

Sproule Associates Limited
Calgary, Alberta

Sproule International Limited
Calgary, Alberta

Company Definition

Throughout the annual report, Canadian Natural Resources Limited is referred to as "us", "we", "our", "Canadian Natural", or the "Company".

Currency

All amounts are reported in Canadian currency unless otherwise stated.

Abbreviations

Abbreviations can be found on page 19.

Metric Conversion Chart

To convert	To	Multiply by
barrels	cubic metres	0.159
thousand cubic feet	cubic metres	28.174
feet	metres	0.305
miles	kilometres	1.609
acres	hectares	0.405
tonnes	tons	1.102

Common Share Dividend

The Company paid its first dividend on its common shares on April 1, 2001. Since then, dividends have been paid on the first day of every January, April, July and October. The following table shows the aggregate amount of the cash dividends declared per common share of the Company and accrued in each of its last three years ended December 31 and is restated for the two-for-one subdivision of the common shares which occurred in May 2010.

	2011	2010	2009
Cash dividends declared per common share	**$ 0.36**	$ 0.30	$ 0.21

Notice of Annual Meeting

Canadian Natural's Annual and Special Meeting of the Shareholders will be held on **Thursday, May 3, 2012** at 3:00 p.m. Mountain Daylight Time in the Ballroom of the Metropolitan Centre, Calgary, Alberta.

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Canadian Natural Resources Limited

2500, 855 – 2 Street S.W.
Calgary, AB
T2P 4J8

telephone: **403.517.6700**
facsimile: **403.517.7350**
email: **ir@cnrl.com**


Canadian Natural